FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2017

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

(FreeTranslation into English from the Original Previously Issued in Portuguese. The auditor’s report on the December 31, 2016, financial statements are filed exclusively with the original version, and not translated in this report.)

Companhia Brasileira
de Distribuição

Individual and Consolidated
Financial statements for the
Year Ended December 31, 2016 and
Independent Auditor’s Report

Deloitte Touche Tohmatsu Auditores Independentes

Companhia Brasileira de Distribuição

Consolidated Financial Statements

Years ended December 31, 2016 and 2015

Index

Message from management	1
Report of audit committee	3
Management statement on the financial statements	10
Management statement on the independent auditor’s report	11

Financial statements

Consolidated Balance Sheet	8
Consolidated Statement of profit or loss	10
Consolidated Statement of comprehensive income	11
Consolidated Statement of changes in shareholders’ equity	12
Consolidated Statement of cash flows	13
Consolidated Statement of value added	15
Notes to the consolidated financial statements	16

MESSAGE FROM MANAGEMENT

As the preceding year, 2016 was marked by a challenging period in which the macroeconomic scenario remained recessionary and consumers more selective, following a decade of accelerated expansion in Brazil’s retail industry.

GPA’s response to this transformation in market conditions began with a comprehensive review of the key fundamentals of retailing, such as store assortment, how we manage the product mix and our capacity to improve procurement and offer customers more attractive promotions and conditions.

Going back to basics, while capturing efficiency gains and prioritizing agility and simplicity, was one of our guiding principles. This effort extended to include GPA’s corporate structure and corporate governance practices: we streamlined our internal structures and made the relationship between our executive Committees and the Board of Directors more robust and effective.

At our businesses, we made progress on analyzing our portfolio from a strategic standpoint, which will ensure more balanced growth, especially in higher-return formats. This led us to prioritize new store openings in models best suited to their environments (Assaí cash & carry, Minuto Pão de Açúcar proximity stores and Pão de Açúcar) and to shut down unprofitable units.

We also began a process to change the banners of existing assets, by converting two Extra Hiper stores into Assaí, whose initial results have surpassed our expectations. For 2017, we will accelerate this timetable by opening approximately 15 new Assaí store conversions. In addition to the 6 to 8 new Assaí stores to be opened, the conversions will help accelerate the expansion of GPA’s cash-and-carry banner into new cities and states across Brazil.

Our results in 2016 show that we’re on the right path. GPA’s food segment posted net sales growth of 11.4% on the prior year, which is even more significant considering the recessionary macro environment. Assaí made the strongest contributions to our consolidated results, with sales growth of 38.6% on 2015. This growth shows that the expansion carried out in 2016, with 13 new stores opened, was the right choice and that our positioning is aligned with the current economic context.

In the Proximity segment, we were pleased to see our Minuto Pão de Açúcar stores featured by the website Canadian Grocer as one of the 25 grocery stores to visit before you die. We also launched Aliados CompreBem, a partnership between GPA and small and midsized retailers that already has reached 102 stores in operation.

At Multivarejo, we adjusted our commercial actions and operations at the Extra banner to improve alignment with consumer trends, who are increasingly sensitive to promotions and to protecting their purchasing power. The new actions launched in 2016 have begun to bear fruit, with growing sales and consistent market share gains.

We took an important strategic decision in 2016: to concentrate our efforts on the food segment (our core business), which led us to announce, at year-end, the divestment of Via Varejo. The proceeds from the transaction, which should be concluded in 2017, will be invested in actions to consolidate and expand GPA’s market share in the Food segment, given the opportunities for future investments and the prospects for growth, as well as the expected recovery in food retail consumption over the coming years.

In sustainability, we also made important advances in 2016, which included incorporating diversity and energy efficiency indicators into the variable compensation calculation. We also dedicated greater efforts to fostering diversity, with a focus on the company’s strategic stakeholders. And we made progress on reducing the social and environmental impacts of our activities. The group’s new Beef Sourcing Policy, which was launched this year, allows us to control 98% of the beef we sell, which ensures social and environmental compliance in terms of the direct product origin. Meanwhile, the project Reutilizar, which allows consumers to shop using their own reusable containers, reduces unnecessary packaging waste, while enabling them to buy just the amount they need.

We begin 2017 facing an economic scenario as challenging as last year’s, but with our company now better prepared and structured. We remain cautious, yet confident that the scenario will improve throughout the year, and that the second half will bring a more promising outlook.

We will maintain the same rigor and discipline in our actions and investments to protect the interests of shareholders, ensure the Company’s sustainable growth and accomplish our mission: to grow sustainably, with a focus on the customer, while streamlining our operations and adopting best management practices in all our activities.

INDEPENDENT AUDITORS

The parent company and consolidated financial statements of GPA were audited by Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”). The engagement of independent auditors is based on the following principles that safeguard the independence of the auditor: (a) auditors may not audit their own work; (b) auditors may not exercise managerial functions; and (c) auditors should not advocate on behalf of GPA or provide any services that may be considered prohibited by the regulations in force. In compliance with Instruction 381/03 issued by the Securities and Exchange Commission of Brazil (CVM), we hereby declare that for the fiscal year ended December 31, 2015, Deloitte did not provide any services other than those related to the independent audit of the financial statements.

Report of the Audit Committee - Fiscal year 2016

Introductory remarks

The Audit Committee (the "Committee") of Companhia Brasileira de Distribuição (the “Company”) is defined in the bylaws as a statutory advisory body linked directly to the Board of Directors, which was created in the Board of Directors’ meeting held on September 27, 2012 and formally included in the Bylaws as approved by the Extraordinary Shareholders’ Meeting of October 18, 2012. The Audit Committee started to function effectively from the beginning of 2014.

Such Committee is currently composed of four members; three of them were elected on May 9, 2016, while one of them was elected on July 27, 2016. All of them have a unified term of office of two years, and may be reelected. All members are independent, and one of them also holds the position of Director in the Company. The Audit Committee members are elected by the Company's Board of Directors based on criteria contained in the applicable laws and regulations, as well as best international practices.

Duties and Responsibilities

Company's Management (Board of Officers, or "Direx")

The Company's Management is responsible for determining and implementing processes and procedures to collect data to prepare its financial statements in compliance with the Brazilian corporations act, the accounting practices adopted in Brazil, in addition to the standards issued by the International Accounting Standards Board (IASB), the relevant regulatory acts of the Brazilian Securities and Exchange Commission, and be listed on the New York Stock Exchange, the standards set by the US Securities and Exchange Commission (SEC) and the Sarbanes-Oxley Act (SOx).

The Management is also responsible for the processes, policies and internal control procedures to ensure the safeguarding of assets, the timely recognition of liabilities and the elimination of risk factors or the mitigation thereof to acceptable levels.

Board of Risks

The Board in charge of managing risks has as mission to identify and monitor, together with the business areas, the main risks that could jeopardize the Company's strategies in achieving its goals, structuring the process to manage such risks and to mitigate their impact on operations. This area also provides the Management with support to manage strategic risks to ensure that they are kept at acceptable levels. At the end of year 2016, after an adjustment of the organizational structure the Company's areas of Risk and Compliance were relocated to the Internal Audit Board, while the Internal Control area, responsible for coordinating and monitoring internal controls tests to meet the requirements of the Sarbanes-Oxley Act (SOx), came under the Accounting Board management.

Internal Auditors

The Internal Audit's responsibilities, in addition to newly-assigned task of monitoring the risk and compliance areas as referred to above, consist in checking the quality of the Company's internal control systems and the compliance with policies and procedures determined by the Management (i.e., Executive Officers), including those controls adopted in the main accounting records used for preparing financial reports. For that purpose, the Internal Audit develops its activities widely and independently focusing particularly the areas and activities having the most sensitive risks to operations. The Internal Audit submits to the Audit Committee for review and discussion their work plans, training programs, and conclusions of audits performed.

Independent Auditors

The Independent Auditors that examine the Company's financial statements since the period ended on December 31, 2012 is Deloitte Touche Tohmatsu Auditores Independentes ("Deloitte"), which is responsible for examining such statements to issue a report containing an opinion about its compliance with the applicable standards. Because of their work, the Independent Auditors also issue a report with recommendations for accounting procedures and internal controls to be adopted by the Company, without prejudice to other reports prepared thereby, as the special reports of the quarterly financial statements. Deloitte is also responsible for auditing the internal controls as required by the Sarbanes-Oxley Act (SOx).

Due to the standards currently in force requiring that all Listed Companies in Brazil adopt a rotation of auditors, the financial statements of Companhia Brasileira de Distribuição (CBD) as of December 31, 2016 will be the last ones audited by Deloitte under the current auditing contract. The Audit Committee took part directly in the selection process of the next auditors that will undertake the audit of CBD starting in the first quarter of 2017, making their hiring recommendations to the Board of Directors.

Audit Committee

According to the provisions of paragraph 3, Article 20 of the Company's Bylaws and also of Article 13 of the Audit Committee's Internal Regulations (available at www.gpari.com.br), among the main functions of this body are to ensure the quality and integrity of the accounting and financial statements, and also the Management's Report, to ensure the compliance with legal and regulatory requirements, the performance, independence and quality of work of both the external auditing companies and the Internal Auditors, the quality and effectiveness of internal control systems, evaluation and monitoring of risks, to take notice and review the adequacy of the Board's annual report to be submitted with the financial statements; finally, the Audit Committee is responsible for checking, within the limits set by the Company, whether the transactions with related parties are proposed to the Board of Directors in compliance with the corresponding policies defined therefor. The Committee also reviews the 20-F Form and the Reference Form in what falls within its responsibilities.

The Audit Committee bases its judgment and form its opinions considering the information received from the Management, the presentations about information systems, financial statements and internal controls, as well as the outcome of the works performed by the Board of Risks and Compliance (which is now under the responsibility of the Internal Audit area), the Accounting Board (which, besides the issues of its own, is also responsible for the Internal Controls area already mentioned above), Legal (Counsel) Board, and Internal and Independent Auditors.

As it is public knowledge, the independent auditors of the Company Deloitte Touche Tohmatsu Auditores Independentes, in Brazil, were subject to revisions of audit procedures by the Public Company Accounting Oversight Board (PCAOB), a fiscal agency of the activities of the audit companies in the United States of America. As a result of such revisions, and as a consequence of the audits performed on specific clients in Brazil, Deloitte was penalized with disciplinary and financial measures, temporary limitation of its activities in Brazil, being subject to a monitoring process by PCAOB, among other sanctions, as disclosed in report published on December 05th, 2016 by the PCOB.

To assure the maintenance and quality of the provided services, and to protect the development of the audit in a context of normality, together with other Company’s managers, the Audit Committee went along with specific discussions, representations and information complementary clarifications requests, together with those responsible for the Company's audit, and other partners of Deloitte in Brazil.

The Committee considers that the adopted procedures are appropriated, due to the conclusions and the report of the Company's independent audit in compliance with the expected standards and the required independence principles, for the fiscal year ended in December 31st, 2016.

Audit Committee's Activities in 2016

The Audit Committee met on 25 regular sessions, in which 108 meetings were held with members of the senior Management, internal and independent auditors, and other members of the Company's Management. The Audit Committee, represented by its Coordinator, periodically reported the main topics discussed at such meetings to the Board of Directors at its regular meetings.

The Company's Audit Committee members take turns to attend the meetings of the Fiscal Council of Via Varejo S.A. as permanent guests, in the capacity of observers (as defined by the Brazilian Corporations Act), seeking to keep informed and updated on relevant issues concerning the financial statements and/or internal controls of the Company, in particular the issues that should be considered upon receipt of the financial and accounting data of that subsidiary of the Company for equity purposes and accounting consolidation. From the end of 2015 the Coordinator of the Audit Committee began a dialogue with managers and members of the Audit Committee of the company CNOVA N.V., a company that was previously - by October 31, 2016 - a subsidiary of the Company, established on May 30, 2014 with headquarters in Amsterdam, Netherlands, and listed on stock exchanges of the USA and France. In addition, such Committee's Coordinator meets regularly with the Internal Audit Director of Casino Group, based in France. On the other hand, the Chairman of the Corporate Governance Committee of the Board of Directors is a permanent guest to the Audit Committee meetings as an observer, and she attends them whenever possible.

At the request of the Audit Committee of CNOVA N.V., the Board of Directors of CBD has authorized its Audit Committee to cooperate with the investigations into inventory issues of CNOVA BRASIL as disclosed in the Notice to the Market of CNOVA N.V. of November 18, 2015 (see "Subsidiaries and affiliated companies - CNOVA NV / CNOVA Brasil" further ahead in this Report).

Meetings with the Management (Officers)

The Committee met in 2016 with the officers and their corresponding teams to discuss the structures and operations of all areas, their work processes, any weaknesses found in the control systems, mitigating mechanisms in place and improvement plans.

Among the issues that required more attention of the Committee are the following:

Contingencies and Allowances

In line with the work performed in 2015, throughout the entire year 2016 the Committee monitored the amounts of allowances connected to lawsuits and administrative proceedings involving the Company. The Committee has also monitored the implementation of an action plan established by the General Counsel, aiming at adopting more efficient and modern systems and processes to monitor lawsuits in which the Company is a party. Accordingly, the Audit Committee followed up, with the Legal Department (i.e., the General Counsel), the implementation of a new system (including software) that will enable improvements in the management of administrative and judicial proceedings involving the Company, as well as a reduction in tax allowances, since it enables reviewing the basis of such cases. Such system was delivered along with the integration and consolidation of the mass lawsuits control system of the subsidiary Via Varejo, as well as the review of such cases on a macro basis. For year 2017 the Committee was informed that the Legal Department staff intends to implement improvements by customizing the system, as a result of what was learned during the implementation thereof.

Furthermore, based on inferred perceptions over such monitoring, the Committee held meetings with the General Counsel, the Boards of Accounting, Tax, and also with the Independent Auditors in order to resume discussions on the criteria used to rank the estimate of success rates of all lawsuits and administrative proceedings, which could serve as basis for the corresponding accounting allowances at issue, especially with regard to civil and labor lawsuits. Because of such discussions, the Legal Department conducted during year 2016 an extensive work to review and improve the criteria used by Grupo Pão de Açúcar for classification of contingencies between unfavorable, possible, probable, or remote outcome, and it has also formalized the creation of a committee to evaluate contingency process with the participation of the above-mentioned Boards of Officers. The Audit Committee monitored the progress of such study, offering suggestions when appropriate. Early in the second half of 2016 the study was completed and new classification criteria were defined and adopted for the Pão de Açúcar Group as a whole.

The Committee continued monitoring the developments of the arbitration procedure initiated at the request of Morzan Empreendimentos e Participações Ltda., the accounting allowance effects of which were monitored by the Committee.

In addition, during year 2016 the Committee gave special attention to the progress of tax claims and other related risks involving the lease by the Company of goodwill owned by third parties.

Transactions with Related Parties

The year 2016 reinforced the progress of the implementation of the Policy on Transactions with Related Parties. Accordingly, pursuant to the procedures and responsibilities described therein, the Audit Committee was responsible for evaluating concrete cases of compliance with the procedures set out in such Policy to discuss and decide on cases subsequently forwarded to the Board of Directors. Furthermore, as requested by the Company's Board of Directors and according to the Policy for Transactions with Related Parties, the Committee reviewed and discussed the procedures for approvals of transactions in force that have a continuous basis.

Information Technology and Security

The Committee kept giving priority to monitor the progress of processes and controls involving information technology issues in order to become aware of the action plans in the long and medium terms aiming at improving Information Security. Such works are still in the implementation process. Accordingly, the Committee monitored very closely the auditing process of internal controls connected to Information Security carried out both by the internal auditors and the Independent Auditor.

As regards IT governance at corporate level, several interactions were conducted among the Committee members and the Company's Management, when the tasks carried out by the team concerning the sharing of structures, economies of scale, and harmonization of architecture between the business units were recognized and highlighted. Despite the developments found, the Committee highlights the need for the Company to invest efforts in reviewing and modernizing the definition of roles and responsibilities of the IT management at corporate level; this issue was subject of formal commitments by the Company's executives directly responsible for the IT area about targets and timetables, and will continue to be followed up by the Audit Committee throughout 2017.

Moreover, during year 2016 the Committee's analysis focused on a new topic within the IT area, which relates to the obsolescence of IT assets in the various business units. In this regard, the Committee monitored the obsolescence rates and the corresponding investments made by business units. This issue will continue to be monitored in 2017.

Human Resources area

The Committee followed up the implementation and completion of the new system of management and control of information on employees of the entire Pão de Açúcar Group (GPA), which will enable a better control of aspects connected to employment history and documentation of its associates, improving the People Management processes, in addition to assisting the General Counsel in obtaining data and grounds for labor claims, and thereby increasing the Company's chances of success in such claims.  After the implementation of such system was completed in 2016, the Committee was committed to monitor the operation of the system after its implementation. The Committee has also followed up the adaptation of such system to the new requirements of e-Social ("e-Social" is an integrated system for Brazilian employers to comply with all labor-related obligations).

Accounting

With the Accounting Board, the Committee has reviewed and discussed with the Management, prior to the release of quarterly results and the results for the fiscal year ended on December 31, 2016, the information contained in the Financial Statements and the Notes thereto, and the Independent Auditors have always followed it up.

Furthermore, the Committee followed up in 2016 the implementation of a system designed to consolidate the Company's financial information. In this regard, the Committee noted the progress of the system step by step, as well as the adoption of improvements from the original plan submitted in 2014, in line with the Management's planning; it is expected to be completed during the year 2017. Among the expected benefits of the budget data integration enabled by such system, the following ones are worth highlighting:

The integration of the Company's budget with accounting and financial reports;

The management of Business Units based on projections made, as the projected numbers will be loaded into the consolidation system;

The lack of differentiation between the granularity and details of data between the phases of actual numbers (monthly report showing actual numbers) and budget stages;

Ensuring good-quality information for the budget data;

Automated consistency controls within the system, applicable to the loading of budget balances and that will prevent the process of consolidation progress, so as not to be possible to continue the validation steps without solving the consistency controls; and

The cash flow production having criteria and quality identical to the actual stages.

This project had its scope expanded; accordingly, its completion was postponed to enable interaction and integration with the Group's systems.

Aspects connected to manual journal accounting entries have also been discussed, trying to analyze and discuss the controls used in the quality of corrective entries and/or manual interventions in legacy systems not integrated up to now. In this sense, a reduction in the total volume of manual journal entries was observed, because of the use and improvement of policies on levels of responsibility per criteria of materiality and nature in the different business units of Grupo Pão de Açúcar, as well as the implementation of projects that were not aimed directly at reducing the volume of manual accounting entries, but the implementation of which brought benefits that resulted in the reduction of manual interference. Anyway, Committee members have maintained the close monitoring of manual entries throughout year 2016, with the assistance of the Internal Audit and Independent Auditors to perform validation tests.

Tax Issues

The Committee monitored throughout year 2016 the development of the system for controlling taxes on purchases, transfers, and sales, which includes an action plan aiming at implementing systemic solutions and the review/creation of processes to standardize and organize the generation of information connected to tax rules, product payment, calculation of taxes, accounting inventory management, and basic registration data. The Committee was informed that such system is still in the design phase, and the delivery schedule of such tool is expected for mid-August 2017. Such delivery will undergo an implementation schedule in all facilities, starting in all Distribution Centers (CDs), and might be extended until mid-2019. It is worth highlighting that such tool and other major deliveries should take place in 2017.

Committee members have also discussed with the Company's Management about the monetization/realization methodology of tax credits, and they also monitor on a quarter basis the compliance of the credit consumption schedule.

In parallel, the Committee kept interactions with the Company's Management to keep up with the solutions developed to manage documentation involving mainly tax matters, an issue that will continue to be followed up by the Committee in 2017.

Inventory Control, Loss and Breakage, Checking of Products, and Risk Management Related to Logistics

During 2016 the Committee monitored the work Loss Prevention and logistics areas to optimize inventory management involving Distribution Centers, Transfer to Stores, Control in Stores. In this regard, the Committee noted the efforts of the team and also the progress achieved in contemplating significant improvements in matters connected to losses due to inventory shortage, breakage (risk of lack of products on the shelves), checking of amounts between the exit from Distribution Centers and the arrival at the stores, scheduled physical counts and logistics procedures relating to such items, review of perishables value chain and reducing exposure to risk, with cleaning slow-moving inventory, off-line products, and products that are not purchased.

Property Management Activities ("GPA Malls")

The Committee followed up the work carried out by the new management of GPA Malls, especially the risk management efforts ascribed to such team, monitoring the implementation of the actions required to mitigate such risks. In addition, the Committee dealt with the staff of the main lawsuits faced by the Company with respect to real estate issues and the strategies adopted to conduct them.

Risk Management and Internal Controls

During year 2016 the Committee kept a constant supervision of the Company's areas of internal controls and risk management, being particularly strict about the Company's adequacy to the Brazilian Anti-Corruption Law (Federal Law No. 12.846), seeking to analyze and discuss, together with the Corporate Governance Committee, all the procedures to be put in place and the corresponding controls thereof, as well as the consolidation of the Compliance area of Pão de Açúcar Group (as in 2016 such area became part of the Internal Audit department), whose duties include assisting the Management in monitoring compliance with laws, regulations, policies, codes, and commitments applicable to the Company in order to ensure the training of the various business areas to fulfill such obligations.

Furthermore, about the issue of internal controls (that at the end of 2016 started to be managed by the Accounting Board), the following matters were monitored and recommendations were made by the Audit Committee throughout year 2016:

- Company's policies and codes, such as the insurance policy, policy for hiring external auditors, and letter of internal controls;

- Company's procedures for full compliance with the Sarbanes-Oxley legislation requirements;

- Receipt of periodic reports received by the Company and submitted by regulatory agencies and public bodies, as well as their corresponding answers given, regarding matters within the Audit Committee's competence.

Finally, the Committee have also monitored the work carried out by the risk team (that at the end of 2016 became part of the Internal Audit Board) regarding the Company's new risk management cycle and also the prioritized risks for year 2016 (top risks) by the Board of Directors for each of the business units and for the Company. The Committee have also discussed with the Company's Management the possibility of adopting a timetable to follow up risk indicators from 2017 on.

Subsidiaries and affiliates - CNOVA NV / CNOVA Brasil

On December 18, 2015, CNOVA N.V. published a Notice to the Market reporting that problems had been found in the inventories management of CNOVA Comércio Eletrônico S.A. ("CNOVA Brasil"), which gave rise to investigations to detect the extent thereof and possible responsibilities. The conclusion of such investigation led to the need to make adjustments to the financial statements of CNOVA Brasil, with impacts on the financial statements and quarterly information of the Company related to previous years. Accordingly, the Company performed the resubmission of the yearly financial statements for the period ended on December 31, 2015 and also the quarterly financial statements for the first quarter 2015, second quarter 2015, third quarter 2015, and first quarter 2016, which were reviewed by the Committee and submitted to the Board of Directors and to the Company's shareholders for approval.

At the request of the Company's Board of Directors, the Committee has followed up very closely the above-mentioned investigation, promoting discussions about internal controls and "financial reporting" consistency with the Audit Committee of Cnova N.V. and its independent auditors. The investigation was completed in July 2016 and the findings were reported by the Committee coordinator to the Board of Directors at a meeting held on July 27, 2016.

Independent Auditors

Among the work performed by the Independent Auditors which had the strict supervision and monitoring of the Committee, it is worth highlighting the analysis and debate on the review of the draft of the financial statements before being disclosed to the market, with the examination and discussion of the implementation of the recommendations and suggestions made by the Independent Auditors.

Furthermore, the Committee held discussions with the Independent Auditors on fraud risk management, in particular on the financial statements, transactions with related parties, and unusual transactions.

The Committee has also followed up the work of the Independent Auditors regarding the review of the Company's internal controls, and to resubmit the financial statements for the period ended on December 31, 2015 and the quarterly accounting information for the first, second, and third quarters 2015, and first quarter 2016.

Finally, in order to address the demands raised by Committee members from the assessment of the Independent Auditors' performance that they carried out, the Independent Auditors held special meetings with the Committee to discuss specific topics such as Information Technology, Tax Management, and Internal Controls.

Internal Auditors

The Committee had an intensive and constant interaction with the Company's Internal Auditors, who attended much of the Committee meetings during year 2016. Moreover, the Committee approved the Internal Audit's Work Plan for 2016 and over the year it followed up the implementation of remedial measures resulting from the recommendations made by the Internal Auditors.

In addition, representatives of the Internal Audit have also presented to Committee members periodic reports of complaints made by whistle-blowers and received by the Company through the proper internal communication channel (Ombudsman) confidentially and without identifying the whistle-blower. In this sense, in addition to examining the concrete case subject of the complaint itself, the responsible persons analyzed and discussed the flows to investigate such claims and whistle-blowing, the results of investigations and the measures to be taken in the case such events are confirmed, as well as the financial impacts of each confirmed wrongdoing.

Finally, the Officer of Internal Audit followed, together with the Committee, the development of research in Cnova Brasil, presenting, at the request of the latter, the mitigating action plans for the risks identified during the investigation.

Recommendations from the Audit Committee

The Committee recommends to the Executive Officers the following actions:

- Reviewing one more time the potential convenience, from the point of view of organizational structure, to establish a separated board of risks, compliance, and internal controls, reporting to the Company's CEO.

- Intensifying the risk management process, particularly as to the monitoring and reporting of results achieved.

- Systematically monitoring the improvements sought by the Legal Department in the management of the Group's administrative processes and lawsuits.

- Considering and discussing measures for review, modernization and centralization of corporate IT management covering all business units.

- Systematically monitoring all steps from the start to their completion and effective implementation of the Group's consolidated budget and financial information system, when such project is resumed.

- Taking the due measures to complete the current project phase of the system for controlling taxes on purchases, transfers, and sales, so that such system can be implemented in a timely manner.

- Systematically monitoring the improvement plans regarding Document Management.

Conclusion

The Audit Committee is of the opinion that all items featured in the "Recommendations" section hereinabove whose Action Plans are still in progress were subject of and surrounded by satisfactory mitigative procedures aiming at minimizing any Internal Controls risks that might impact the Company's Financial Statements as of December 31, 2016.

The Audit Committee understands further that all relevant facts which came to its knowledge as a result of the works performed as described in this Report are properly disclosed in the Management's Report and the audited Financial Statements as of December 31, 2016; accordingly, the Audit Committee recommends the approval thereof by the Board of Directors.

São Paulo, February 24rd, 2017.

Luiz Nelson Guedes de Carvalho - Coordinator of the Committee; Accounting, Financial and Auditing Specialist.

Celso Clemente Giacometti.

Eleazar de Carvalho Filho, Representative of the Board of Directors on the Audit Committee.

Pedro Oliva Marcilio de Sousa.

Management statement on the financial statements

In accordance with the item V of article 25 of Instruction CVM no. 480, of December 7, 2009, the Directors stated that have reviewed, discussed and agreed with the Company´s Financial Statement related to the year ended December 31, 2016, authorizing the conclusion on this date.

São Paulo, February 24, 2017.

Directors

Ronaldo Iabrudi

President

Christophe José Hidalgo

Vice President of Finance

Daniela Sabbag

Investor’s relationship Director

Management statement on the independent auditor’s report

In accordance with the item V of article 25 of Instruction CVM no. 480, of December 7, 2009, the Directors stated that have reviewed, discussed and agreed with to the Independent Registered Public Accounting Firm Report over the Company´s Financial Statements for the year ended December 31, 2016, issued on this date.

São Paulo, February 24, 2017.

Directors

Ronaldo Iabrudi

President

Christophe José Hidalgo

Vice President of Finance

Daniela Sabbag

Investor’s relationship Director

Companhia Brasileira de Distribuição

Balance Sheet

Years ended December 31, 2016 and 2015

 (In millions of Reais)

		Parent Company		Consolidated
Assets	Note	12.31.2016	12.31.2015	12.31.2016	12.31.2015

Current
Cash and cash equivalents	7	4,496	2,247	5,112	11,015
Trade accounts receivable, net	8	396	387	543	3,210
Other accounts receivable,net	9	111	133	126	375
Inventories	10	3,106	2,828	4,641	8,965
Recoverable taxes	11	557	357	674	1,080
Prepaid Expenses		81	74	97	157
Other receivables		54	148	155	143
Noncurrent assets held for sale	35	1,901	2	20,303	15
Total current assets		10,702	6,176	31,651	24,960

Noncurrent
Trade accounts receivable, net	8	-	-	-	98
Other accounts receivable,net	9	81	67	612	625
Recoverable taxes	11	521	534	632	2,467
Deferred income and social contribution taxes	20	155	50	170	406
Related parties	12	359	1,076	17	309
Restricted deposits for legal proceedings	22.7	534	459	661	999
Prepaid Expenses		13	19	45	50
Investments	13	3,036	5,149	316	382
Investment Properties		23	24	23	25
Property and equipment,net	14	7,043	6,525	9,182	10,377
Intangible assets	15	1,193	1,320	1,908	6,543
Total noncurrent assets		12,958	15,223	13,566	22,281
Total assets		23,660	21,399	45,217	47,241

The accompanying notes are integral part of these financial statements

Companhia Brasileira de Distribuição

Balance Sheet

Years ended December 31, 2016 and 2015

(In millions of Reais)

		Parent Company		Consolidated
Liabilities	Note	12.31.2016	12.31.2015	12.31.2016	12.31.2015

Current
Trade accounts payable	16	5,091	4,103	7,232	15,508
Structured payable program	18.1 (iv)	-	-	-	1,055
Loans and financing	17	2,763	828	2,957	3,814
Payroll and related charges		446	390	614	1,023
Taxes, contributions payable and taxes installments	19	189	135	254	830
Related parties	12	510	268	147	563
Accounts payable related to acquisition of companies	21	-	-	7	76
Financing related to acquisition of real estate		32	100	116	114
Rent payable		100	83	110	151
Deferred revenue	24	127	28	224	420
Pass-through liabilities		15	43	15	398
Loyalty programs		28	27	28	30
Other accounts payable		209	370	246	1,291
Liabilities related to non-current assets held for sale	35	-	-	15,632	-
Total current liabilities		9,510	6,375	27,582	25,273

Noncurrent
Loans and financing	17	2,775	3,277	2,912	4,164
Deferred income and social contribution taxes	20	-	-	317	1,184
Tax payable in installments	19	540	572	540	572
Provision for contingencies	22	891	490	1,177	1,396
Accounts payable related to acquisition of companies	21	-	-	-	28
Deferred revenue	24	24	32	24	1,223
Provision for negative equity	13	22	276	22	-
Other accounts payable		38	23	46	49
Total noncurrent liabilities		4,290	4,670	5,038	8,616
Shareholders equity
Share capital	25	6,811	6,806	6,811	6,806
Capital reserves	25	331	302	331	302
Earning reserves	25	2,718	3,333	2,718	3,333
Accumulated other comprehensive income		-	(87)	-	(87)
		9,860	10,354	9,860	10,354
Non controlling interest		-	-	2,737	2,998
Total shareholders’ equity		9,860	10,354	12,597	13,352

Total liabilities and shareholders’ equity		23,660	21,399	45,217	47,241

The accompanying notes are integral part of these financial statements

Companhia Brasileira de Distribuição

Statement of Profit or Loss

Years ended December 31, 2016 and 2015

 (In millions of Reais)

		Parent Company		Consolidated
	Note	12.31.2016	12.31.2015	12.31.2016	12.31.2015
Net sales from goods and services	26	25,527	22,465	41,454	37,198
Cost of goods sold and services sold	27	(18,599)	(16,342)	(31,933)	(28,123)
Gross profit		6,928	6,123	9,521	9,075
Operating income (expenses)
Selling costs	27	(4,957)	(3,950)	(6,567)	(5,922)
General and administrative expenses	27	(640)	(483)	(884)	(766)
Depreciation and amortization		(554)	(479)	(707)	(650)
Share of profit of associates	13	30	130	60	81
Other operating income (expenses), net	28	(496)	(181)	(567)	(206)
		(6,617)	(4,963)	(8,665)	(7,463)
Profit before Net finance income, Taxes and employees’ profit sharing		311	1,160	856	1,612

Net financial expenses	29	(800)	(743)	(903)	(768)

Profit before income and social contribution taxes and employees’ profit sharing		(489)	417	(47)	844

Income and social contribution taxes	20	84	(78)	(24)	(229)

Net income (loss) continued activities		(405)	339	(71)	615
Net income (loss) discontinued activities	35	(77)	(74)	(1,005)	(891)
Net income (loss) for the year		(482)	265	(1,076)	(276)

Attributed to:
Controlling shareholders - continued activities		(405)	339	(71)	615
Controlling shareholders - discontinued activities	35	(77)	(74)	(1,005)	(350)
Total of controlling shareholders		(482)	265	(1,076)	265

Noncontrolling shareholders - continued activities		-	-	-	-
Noncontrolling shareholders - discontinued activities		-	-	(594)	(541)
Total of noncontrolling shareholders		-	-	(594)	(541)

Earnings (loss) per share (R$/share)	30	12.31.2016	12.31.2015
Basic
Common - continued and discontinued activities		(1.81669)	0.93859
Common - continued activities		(0.26891)	2.17964
Preferred - continued and discontinued activities		(1.81669)	1.03245
Preferred - continued activities		(0.26891)	2.39760
Diluted
Common - continued and discontinued activities		(1.81669)	0.93859
Common - continued activities		(0.26891)	2.17964
Preferred - continued and discontinued activities		(1.81669)	1.03014
Preferred - continued activities		(0.26891)	2.39222

The accompanying notes are integral part of these financial statements

Companhia Brasileira de Distribuição

Statement of Comprehensive Income

Years ended December 31, 2016 and 2015

 (In millions of Reais)

	Parent company		Consolidated
	12.31.2016	12.31.2015	12.31.2016	12.31.2015

Net income (loss) for the year	(482)	265	(1,076)	(276)

-Items that will not be subsequently reclassified to profit or loss
Defined pension benefit plan - actuarial gain and loss	(1)	(1)	(3)	(2)
Adjustments to financial instruments	-	(1)	-	(1)

-Items that may be subsequently reclassified to profit or loss:
Accumulated translation adjustment	88	(86)	234	(219)

Comprehensive income for the year	(395)	177	(845)	(498)

Attributed to:
Controlling shareholders			(395)	177
Noncontrolling shareholders			(450)	(675)
			(845)	(498)

The accompanying notes are integral part of these financial statements

Companhia Brasileira de Distribuição

Statements of Changes in Shareholders' Equity

Years ended December 31, 2016 and 2015

 (In millions of Reais)

		Capital reserves		Earnings reserves						Sharehol-ders controling	Non-controlling Interest	Total
	Paid-in Capital	Other Reserves	Stock Options	Legal	Expansion	Treasury Shares	Earnings Retention	Accumulated Profit/Loss	Other comprehen-sive Income
Balance at December 31, 2014	6,792	7	275	413	1,135	(7)	1,861	-	1	10,477	3,717	14,194
Capital increase (note 25.1)	14	-	-	-	-	-	-	-	-	14	-	14
Transfer to expansion reserve (note 25.4)	-	-	-	-	1,489	-	(1,489)	-	-	-	-	-
Stock options granted (note 25.5)	-	-	11	-	-	-	-	-	-	11	-	11
Stock options granted - subsidiaries (note 25.5)	-	-	9	-	-	-	-	-	-	9	5	14
Profit (loss) for the year	-	-	-	-	-	-	-	265	-	265	(541)	(276)
Other comprehensive income:
Translation Adjustment	-	-	-	-	-	-	-	-	(86)	(86)	(133)	(219)
Adjustments to financial instruments	-	-	-	-	-	-	-	-	(1)	(1)	-	(1)
Defined benefit plan - actuarial losses	-	-	-	-	-	-	-	-	(1)	(1)	(1)	(2)
Comprehensive income for the year	-	-	-	-	-	-	-	265	(88)	177	(675)	(498)
Appropriation of income to legal reserve (note 25.4)	-	-	-	13	-	-	-	(13)	-	-	-	-
Dividends (note 25.10)	-	-	-	-	-	-	-	(60)	-	(60)	-	(60)
Dividends - additional (note 25.10)	-	-	-	-	-	-	-	(55)	-	(55)	-	(55)
Transfer to profit retention reserve	-	-	-	-	-	-	137	(137)	-	-	-	-
Transactions with noncontrolling interest (note 25.7)	-	-	-	-	-	-	(43)	-	-	(43)	(1)	(44)
Shares offering - Cnova N.V	-	-	-	-	-	-	(17)	-	-	(17)	(29)	(46)
Settlement of Equity Instrument (note 25.9)	-	-	-	-	-	-	(150)	-	-	(150)	-	(150)
Put option - CD Colombia (note 25.8)	-	-	-	-	-	-	(9)	-	-	(9)	(19)	(28)
Balance at December 31, 2015	6,806	7	295	426	2,624	(7)	290	-	(87)	10,354	2,998	13,352
Capital increase (note 25.1)	5	-	-	-	-	-	-	-	-	5	-	5
Stock options granted (note 25.5)	-	-	21	-	-	-	-	-	-	21	-	21
Stock options granted - subsidiaries (note 25.5)	-	-	8	-	-	-	-	-	-	8	5	13
Loss for the year	-	-	-	-		-		(482)	-	(482)	(594)	(1,076)
Other comprehensive income:
Foreingn currency translation	-	-	-	-	-	-	-	-	88	88	146	234
Defined benefit plan - actuarial losses	-	-	-	-	-	-	-	-	(1)	(1)	(2)	(3)
Comprehensive income for the year	-	-	-	-	-	-	-	(482)	87	(395)	(450)	(845)
Appropriation of income to expension reserve	-	-	-	-	119	-	(119)	-	-	-	-	-
Proposed dividends - additional (note 25.10)	-	-	-	-	-	-	(4)	-	-	(4)	-	(4)
Transactions with noncontrolling interest (note 25.7)	-	-	-	-	-	-	(138)	-	-	(138)	165	27
Put option - CD Colombia (note 25.8)	-	-	-	-	-	-	9	-	-	9	19	28
Reserves achievement	-	-	-	-	(444)	-	(38)	482	-	-	-	-
Balance at December 31, 2016	6,811	7	324	426	2,299	(7)	-	-	-	9,860	2,737	12,597

The accompanying notes are integral part of these financial statements

Companhia Brasileira de Distribuição

Statement of Cash Flows

Years ended December 31, 2016 and 2015

(In millions of Reais)

	Parent Company		Consolidated
	12.31.2016	12.31.2015	12.31.2016	12.31.2015

Cash flow provided by operating activities
Profit (loss) for the year	(482)	265	(1,076)	(276)
Adjustment to reconcile net income (loss)
Deferred income tax (note 20)	(105)	59	(113)	135
Loss on disposal of property and equipment	85	36	203	148
Depreciation and amortization	601	523	1,089	1,102
Financial charges	706	698	1,272	1,154
Share of profit of associates (note 13)	(30)	(130)	(81)	(112)
Provision for risk (note 22)	366	2	1,080	246
Share-based expenses	29	20	29	25
Allowance for doubtful accounts (note 8.3)	10	2	609	556
Provision for obsolescence, losses and breakage (note 10.2)	27	4	44	57
Deferred revenue (note 24)	(12)	(25)	(372)	(161)
Other operating expenses	144	92	-	15
Gain in sale of subsidiaries	-	-	(94)	-

	1,339	1,546	2,590	2,889
Changes in assets and liabilities
Trade receivables	133	(84)	(1,259)	(434)
Inventories	203	(286)	107	(261)
Recoverable taxes	(114)	(76)	(709)	(434)
Other assets	222	(71)	118	(140)
Related parties	(369)	(143)	(470)	(324)
Restricted deposits for legal proceedings	(42)	(11)	(218)	(82)
Trade payables	532	923	(1,486)	2,503
Payroll, related charges and taxes payable	21	55	134	159
Taxes and social contributions payable	(49)	(116)	55	42
Taxes and social contributions paid	-	(30)	(132)	(234)
Payments of contingencies	(39)	(62)	(415)	(351)
Deferred revenue	104	22	660	750
Other liabilities	(192)	39	(279)	397
Dividends receivable	152	605	-	152

	562	765	(3,894)	1,743

Net cash provided by (used in) operating activities	1,901	2,311	(1,304)	4,632

The accompanying notes are integral part of these financial statements

Companhia Brasileira de Distribuição

Statement of Cash Flows - continued

Years ended December 31, 2016 and 2015

(In millions of Reais)

	Parent Company		Consolidated
	12.31.2016	12.31.2015	12.31.2016	12.31.2015

Cash flow used in investing activities
Acquisition of property and equipment (note 14.3)	(490)	(642)	(1,265)	(1,581)
Increase in intangible assets (note 15.3)	(84)	(105)	(279)	(404)
Sales of property and equipment	21	38	55	82
Net cash of subsidiary incorporated	180	100	-	-
Net cash of subsidiary sale	-	-	137	51
Net cash of societary reorganization in Cnova’s N.V. stock changes for Cnova Brasil (note 25.7)			(47)	-
Net cash on descnsolidation of subsidiaries – Cdiscount (note 35.1)	-	-	(621)	-
Net cash provided by (used in) investment activities	(373)	(609)	(2,020)	(1,852)

Cash flow from financing activities
Capital increase	5	14	5	14
Proceeds from borrowings and financing obtained (note 17.2)	2,401	1,154	8,082	6,389
Repayments of borrowings and financing including interest (note 17.2)	(1,681)	(3,233)	(7,481)	(9,301)
Dividends paid	(4)	(309)	(4)	(434)
Transactions with non controlling interest	-	(4)	-	(4)
Paid in subsidiary acquisition	-	-	(79)	(74)
Financing with related parties	-	-	952	404
Net cash flow provided by financing activities	721	(2,378)	1,475	(3,006)

Net increase (decrease) in cash and cash equivalents	2,249	(676)	(1,849)	(226)

Exchange rate in cash and cash equivalents	-	-	(24)	92

Cash and cash equivalents at the beginning of the year	2,247	2,923	11,015	11,149
Cash and cash equivalents at the end of the year	4,496	2,247	9,142	11,015
Net increase (decrease) in cash and cash equivalents	2,249	(676)	(1,873)	(134)

Cash and cash equivalentes reconciliation:
Cash and cash equivalents in accordance to cash flow at 12.31.2016	9,142
Cash and cash equivalents in accordance to balance sheet at 12.31.2016	5,112
Cash included in “assets held for sale and discontinued activities”	4,030

The main non-cash transactions are disclosed in the note 34.

The accompanying notes are integral part of these financial statements

Companhia Brasileira de Distribuição

Statement of Value Added

Years ended December 31, 2016 and 2015

(In millions of Reais)

	Parent Company		Consolidated
	12.31.2016	12.31.2015	12.31.2016	12.31.2015

Revenues
Gross sales of Goods, Products and Services	27,695	24,308	44,969	40,242
Allowance for/Reversal of Doubtful Accounts	(10)	(11)	(26)	(4)
Other Revenues	41	-	65	(28)
	27,726	24,297	45,008	40,210
Products Acquired from Third Parties
Costs of Products, Goods and Services Sold	(18,705)	(16,722)	(32,856)	(28,973)
Materials, Energy, Outsourced Services and Other	(3,133)	(2,160)	(4,073)	(3,280)
	(21,838)	(18,882)	(36,929)	(32,253)

Gross Value Added	5,888	5,415	8,079	7,957

Retention
Depreciation and Amortization	(601)	(523)	(762)	(707)

Net Value Added Produced	5,287	4,892	7,317	7,250

Value Added Received in Transfer
Share of Profit of Subsidiaries and Associates	30	130	60	81
Net income from discontinued operations	207	236	256	361
Others (net income of discontinued activities)	(77)	(74)	(1,005)	(891)
Total Value Added to Distribute	160	292	(689)	(449)

Distribution of Value Added	5,447	5,184	6,628	6,801

Personnel	3,028	2,638	3,887	3,628
Direct Compensation	1,919	1,661	2,485	2,306
Other	258	216	277	254
Benefits	670	595	893	843
Government Severance Indemnity Fund for Employees (FGTS)	181	166	232	225
Taxes, Fees and Contributions	1,250	793	1,811	1,513
Federal	711	475	1,017	906
State	355	189	574	413
Municipal	184	129	220	194
Value Distributed to Providers of Capital	1,651	1,488	2,006	1,936
Interest	986	975	1,134	1,122
Rentals	665	513	872	814
Value Distributed to Shareholders	(482)	265	(1,076)	(276)
Dividends	4	115	4	115
Retained Earnings/ Accumulated Losses for the Period	(486)	150	(486)	150
Noncontrolling Interest	-	-	(594)	(541)
Total Value Added Distributed	5,447	5,184	6,628	6,801

The accompanying notes are integral part of these financial statements

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

1.      Corporate information

Companhia Brasileira de Distribuição ("Company" or “CBD”), directly or through its subsidiaries (“Group” or “GPA”) engages in the retail of food, clothing, home appliances, electronics and other products through its chain of hypermarkets, supermarkets, specialized stores and department stores principally under the trade names "Pão de Açúcar, “Minuto Pão de Açúcar”, "Extra Hiper", “Extra Super”, “Minimercado Extra”, “Assai”, and the neighborhood shopping mall brand “Conviva”. The activities related to the segments of electronics and e-commerce are presented with discontinued activities (note 35) and represent the stores under the brands “Ponto Frio” and “Casas Bahia", as well as the e-commerce platforms “CasasBahia.com,” “Extra.com”, “Pontofrio.com”, “Barateiro.com”, “Partiuviagens.com” and “Cdiscount.com”. Its headquarters are located in the city of São Paulo, State of São Paulo, Brazil.

The Company’s shares are listed on the São Paulo Stock Exchange (“BM&FBovespa”) Level 1 of Corporate Governance under the ticker symbol “PCAR4” and on the New York Stock Exchange (ADR level III), under the ticker symbol “CBD”.

The Company is indirectly controlled by Almacenes Exito S.A., through Wilkes Participações S.A. (“Wilkes”), through a transaction with the holding companies of Casino Guichard Perrachon (“Casino”), French company listed on Paris Stock Exchange.

1.1.   Arbitration request by Morzan

On August 14, 2015, CBD and its controlling shareholder Wilkes were jointly convicted by International Court of Arbitration - ICA, to indemnify Morzan Empreendimentos e Participações Ltda. (“Morzan”). Such decision was amended on January 27, 2016 with no significant changes.The account payable in the amount of R$233, including legal fees, was fully settled in April 1, 2016.

On October 25, 2016 the Company received from Securities Registration Office (“SRE”) of Brazilian Securities Exchange Commission (“CVM”) stating that the Company pay the equivalent additional amount 80% of effectively paid to Morzan as indenization to other shareholders of Globex Utilidades S.A. that applied to Share Purchase Agreement resulting in the sale of control of the Company, in accordance to your OPA, the mix payment option, that defined in public notice of public offer for shares acquisition realized for the Company on January 4, 2010. The Company presented on appeal to CVM’s arbitral award and the Company received a suspensive effect of the decision, with the estimated amount in R$150 and likelihood of loss as possible.

1.2.   Corporate restructuring in 2015

a)     Sé

The Extraordinary Shareholders’ Meeting held on December 22, 2015 approved the merger of subsidiary Sé Supermercados Ltda (“Sé”) by the Company, in order to unify these companies’ activities and management. This merge will result in substantial administrative, economic and financial benefits.

Effects in individual statements on December 31, 2015 due to merger of Sé subsidiary are summarized below. Since it is a fully consolidated subsidiary merger there is no impact in the consolidated financial statements neither in individual statement of profit or loss:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

1.      Corporate information - Continued

1.2    Corporate restructuring in 2015 – Continued

12.31.2015
Assets
Cash and cash equivalents	100
Other accounts receivable	56
Inventories	59
Tax recoverable	14
Total current assets	229

Other accounts receivable	4
Tax recoverable	3
Related parties	2,707
Property and equipment,net	228
Intangible	2
Total non current assets	2,944

Total assets	3,173

Liabilities
Loans	1
Related parties	390
Other accounts payable	45
Total current liabilities	436

Loans	21
Other accounts payable	6
Total non current liabilities	27

Total liabiliities	463
Net assets merged	2,710

1.3.   Corporate restructuring in 2016

1.3.1. Corporate reestructuring – Barcelona, Sendas and Xantocarpa

On April 27, 2016, was approved in Ordinary and Extraordinary Shareholders´ Meeting of CBD, the part of incorporation of the net assets of Sendas Distribuidora. With the objective to consolidate the cash and carry segment in a single entity and to improve operational and financial efficiency, the following corporate actions were taken:

(i)   Redemption of Barcelona´s shares

On February 22, 2016, it was approved at the Extraordinary General Meeting the redemption of all preferred shares issued by Barcelona, that corresponding to 3,722,470 shares held by Novasoc at book value of R$160. The transaction did not generate impacts on the consolidated financial statements of the Company.

(ii)  Total merger of Barcelona

At the Ordinary and Extraordinary General Meeting of April 27, 2016 was approved the merger of Barcelona by Sendas.

On April 30, 2016 Barcelona´s assets and liabilities were fully merged into Sendas, consequently Barcelona was extinguished. As a result of merge, the Sendas’ equity increased in R$800, amount of difference of the total Barcelona’s equity less interest owned by Sendas, upon issuance of new shares.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

1.   Corporate information – Continued

1.3.   Corporate restructuring - Continued

1.3.1. Corporate reestructuring – Barcelona, Sendas and Xantocarpa - Continued

(iii)  Partial spin-off of Sendas

Still at the Annual and Extraordinary General Meeting of April 27, 2016 it was approved the spin-off of Sendas. On April 30, 2016, after the total merger and extinction of Barcelona, Sendas was partially spun off and incorporated into CBD. The value of the split assets was R$2.

Assets	12.31.2015 (*)

Cash and cash equivalentes	155
Other accounts receivable,net	261
Inventories	509
Recoverable taxes	23
Total current assets	948

Other accounts receivable,net
Recoverable taxes	29
Related parties	62
Investments	-
Property and equipment,net	578
Intangible assets	-
Total noncurrent assets	669

Total assets	1,617

Liabilities

Trade accounts payable	456
Loans and financing	1
Related parties	931
Other accounts payable	220
Total current liabilities	1,608

Loans and financing	5
Other accounts payable	2
Total noncurrent liabilities	7

Total do passivo	1,615

Total liabilities	2

(*) Spun off amount

(iv) In August, 2016 Xantocarpa was merged and consequently extincted, by Sendas Distribuidora.

As a result of this reorganization, there was no effect on the consolidated financial statement of the Company, since the subsidiaries are fully held by Company.

1.3.2. Rede Duque disposal

On January 31, 2016, the Company concluded the disposal of subsidiaries Auto Posto Império Ltda., Auto Posto Duque Salim Maluf Ltda., Auto Posto Duque Santo André Ltda., Auto Posto Duque Lapa Ltda and Auto Posto Ciara Ltda., to Rede Duque, referring to the agreement previously signed on December 1, 2015. The amount of sale was R$8.

Company had no gain or loss over this transaction. The Rede Duque’s balances are desconsolidated in financial statements on December 31, 2016.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

1.   Corporate information – Continued

1.4.   Notices from CVM to GPA and subsidiary Via Varejo

On February 18, 2016, the subsidiary Via Varejo received a notice from CVM, the notice number 18/2016-CVM/SEP/GEA-5 showing the understanding of the Department of Relationship with Companies – SEP in relation to certain accounting entries related to corporate transactions at the level of Via Varejo in 2013. Due to the disclosed effects in its financial statementes the Company received the notice number 19/2016-CVM /SEP/GEA-5.

CVM notified its understanding which is different from the applied by Company in financial statements of that year, in relation to (i) revaluation gain on investment held in Nova Pontocom Comércio Eletrônico S.A. (“NPC”) resulting from partial sale of interest to the Companhia Brasileira de Distribuição; and (ii) accounting treatment applied on acquisition of additional 75% interest of Indústria de Móveis Bartira (“Bartira”) equity.

Via Varejo and the Company presented an appeal to CVM collegiate. At July 26, 2016, Via Varejo published relevant fact announcing the end of Cnova’s investigations, and informed that attend partially the requirements on Letter 18/2016CVM/SEP/GEA5, specifically to the accounting entries of sale participation on NPC, occurred in 2013. At January, 26, 2017 the CVM report the Company that (i) the appeal was accepted related to Bartira; and (ii) The Superintendency of Companies Ralations – SEP, of CVM, will ask reconsideration of the collegiate decision.

There are no effects related to this issue on financial statement ended at December,31 2016.

1.5.   Cnova’s investigation

As disclosed to the market on December 18, 2015, by the subsidiary Cnova Brasil, an investigation was conducted on the employee’s practices in inventories wich scope was expanded to investigate other facts.

At the end of the investigation process the total effect of adjustments was R$557, which R$357 referring to adjustments of investigation, R$182 refers to impairment evaluation of the deffered tax assets, and R$18 related to other effects. As theseentities were subsidiaries of the Company, consolidated to financial statements, were recorded in the same adjustments in restated financial statements of year ended in December 31, 2015, as well as previous periods, with restatement filed at July 27, 2016.

There are no effects related to this issue on financial statement ended December,31 2016.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

2.      Basis of preparation

The individual and consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and accounting practices adopted in Brazil law 6,404/76 and standards issued by Comitê de Pronunciamentos Contábeis (“CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”).

The financial stamentes have been prepared on the historical cost basis except for certains financial instruments measured at their fair value. All the relevant infomation related to the financial statements, and only the relevant ones, are being disclosed and are the relevant practices used in the management.

The individual and consolidated financial statements is being presented in millions of Brazilian Reais (“R$”), which is the reporting currency of the Company. The functional currency of subsidiaries located abroad is the local currency of each jurisdiction.

The financial statements for the year ended December 31, 2016 was approved by the Board of Directors on February 24, 2017.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

3.     Basis of consolidation

3.1.   Interest in subsidiaries and associates:

	Direct and indirect equity interests - %
	12.31.2016		12.31.2015
Companies	Company	Indirect interest	Company	Indirect interest
Subsidiaries
Novasoc Comercial Ltda. (“Novasoc”)	10	-	10	-
Sendas Distribuidora S.A. (“Sendas”)	100	-	100	-
Bellamar Empreend. e Participações Ltda. (“Bellamar”)	100	-	100	-
GPA Malls & Properties Gestão de Ativos e Serviços Imobiliários Ltda. (“GPA M&P”)	100	-	100	-
CBD Holland B.V. (“CBD Holland”)	100	-	100	-
CBD Panamá Trading Corp. (“CBD Panamá”) (*****)	-	-	-	100
Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”) (*)	-	-	68.86	31.14
Xantocarpa Participações Ltda. (“Xantocarpa”) (*)	-	-	-	100
GPA 2 Empreed. e Participações Ltda. (“GPA 2”)	100	-	99.99	0.01
GPA Logística e Transporte Ltda. (“GPA Logística”)	100	-	100	-
Posto Ciara Ltda. (“Posto Ciara”)	-	-	100	-
Auto Posto Império Ltda. (“Posto Império”) (**)	-	-	100	-
Auto Posto Duque Salim Maluf Ltda. (“Posto Duque Salim Maluf”) (**)	-	-	100	-
Auto Posto Duque Santo André Ltda. (“Ponto Duque Santo André”) (**)	-	-	100	-
Auto Posto Duque Lapa Ltda. (“Posto Duque Lapa”) (**)	-	-	100	-
Via Varejo S.A. (“Via Varejo”) (***)	43.34	-	43.35	-
Via Varejo Luxembourg Holding S.à.r.l. (“VVLuxco”) (***)	-	43.34	-	-
Via Varejo Netherlands Holding B.V. (“VVDutchco”) (***)	-	43.34	-	-
Indústria de Móveis Bartira Ltda. (“Bartira”) (***)	-	43.34	-	43.35
VVLOG Logística Ltda. (PontoCred Negócio de Varejo Ltda.) (“VVLOG Logística”) (***)	-	43.34	-	43.35
Globex Adm. e Serviços Ltda. (“Globex Adm”) (***)	-	43.34	-	43.35
Lake Niassa Empreend. e Participações Ltda. (“Lake Niassa”) (***)	-	43.34	-	43.35
Globex Adm. Consórcio Ltda. (“Globex Adm. Consórcio”) (***)	-	43.34	-	43.35
Cnova Comércio Eletrônico S.A. (”Cnova Brasil”) (***)	-	43.34	-	36.09
E-Hub Consult. Particip. e Com. S.A. (“E – Hub”) (***)	-	43.34	-	36.09
Nova Experiência PontoCom S.A. (“Nova Experiência”) (***)	-	43.34	-	36.09
Marneylectro S.A.R.L (“Luxco”) (****)	-	-	53.2	19.03
Marneylectro B.V. (“Dutchco”) (****)	-	-	-	72.23
Companhia Brasileira de Distribuição Luxembourg Holding S.à.r.l. ("CBDLuxco”)	100	-	-	-
Companhia Brasileira de Distribuição Netherlands Holding B.V. (“CBDDutchco”)	-	100	-	-
Associaties
Cnova N.V (“Cnova Holanda”) (****)	-	34.05	-	36.09
Cdiscount Group S.A.S. (“CDiscount”) (****)	-	34.05	-	36.09
Cnova Finança B.V. (“Cnova Finança”) (****)	-	34.05	-	36.09
Cdiscount Afrique SAS (“Cdiscount Afrique”) (****)	-	34.05	-	36.02
Cdiscount International BV The Netherlands (“Cdiscount Internacional”) (****)	-	34.05	-	36.02
Cnova France SAS (“Cnova France”) (****)	-	34.05	-	36.09
Cdiscount S.A. (“Cdiscount”) (****)	-	33.93	-	36.09
3W SAS (“3W”) (****)	-	33.93	-	35.87
CD Africa SAS (“CD Africa”) (****)	-	28.94	-	30.62
Cdiscount Côte d'Ivoire SAS Ivory Coast (“Cdiscount Côte”) (****)	-	28.94	-	30.62
Cdiscount Sénégal SAS (“Cdiscount Sénégal”) (****)	-	28.94	-	30.62
Cdiscount Cameroun SAS (“Cdiscount Cameroun”) (****)	-	28.94	-	30.62
CLatam AS Uruguay (“CLatam”) (****)	-	23.84	-	25.21
Cdiscount Panama S.A. (“Cdiscount Panama”) (****)	-	23.84	-	25.21
Cdiscount Uruguay S.A. (“Cdiscount Uruguay”) (****)	-	23.84	-	25.21
Ecdiscoc Comercializadora S.A.(Cdiscount Ecuador) (“Ecdiscoc Comercializadora”) (****)	-	23.83	-	25.21

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

3.     Basis of consolidation – Continued

3.1.   Interest in subsidiaries and associates – Continued

	Direct and indirect equity interests - %
	31.12.2016		31.12.2015
Companies	Company	Indirect interest	Company	Indirect interest
Associeties – Continued
Financière MSR SAS (“Financière”) (****)	-	-	-	36,02
Cdiscount Colombia SAS (“Cdiscount Colombia”) (****)	-	-	-	18,38
C-Distribution Asia Pte. Ltd. Singapore (“C-Distribution Asia”) (****)	-	-	-	21,61
C Distribution Thailand Ltd. (“C Distribution Thailand”) (****)	-	-	-	15,13
E-Cavi Ltd Hong Kong (“E-Cavi”) (****)	-	-	-	17,29
Cdiscount Vietnam Co Ltd. (“Cdiscount Vietnam”) (****)	-	-	-	17,29
Monconerdeco.com (Cdiscount Moncorner Deco) (“Monconerdeco.com”) (****)	-	-	-	27,18
Cdiscount Moncorner (“Cdiscount Moncorner”) (****)	-	-	-	35,80
3W Santé SAS (“3W Santé”) (****)	-	-	-	33,18
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”)	-	41,93	-	41,93
Banco Investcred Unibanco S.A. (“BINV”)	-	21,67	-	21,67
FIC Promotora de Vendas Ltda. (“FIC Promotora”)	-	41,93	-	41,93

 (*) See note nº1.3.1

 (**) Companys sold in 2016 (see note n°1.3.2)

 (***) Companys with balance are classified in “Held to sale” and discontinued activities (se note n°35).

 (****) Companies left to consolidate on October 2016 (see note n°35)

 (*****) Ended operation on November 2016

In the individual Financial statements, equity interests are calculated considering the percentage held by GPA or its subsidiaries. In the consolidated Financial statements, the Company fully consolidates all its subsidiaries, keeping noncontrolling interests in a specific line item in shareholders’ equity.

Company’s interest in some subsidiaries represents less than 50% of interest (common plus preferred shares) but Company’s holds control pursuant to the common shares or shareholders’ agreement that allows wholly consolidation.

3.2.   Subsidiaries

The consolidated financial statements include the financial information of all subsidiaries over which the Company exercises control directly or indirectly. The determination of which subsidiary are controlled by the Company and the proceedings of integral consolidation are in accordance with the principles and concepts established by IFRS 10 (CPC 36- R3)

The financial statements of the subsidiaries are prepared on the same closing date of the reporting period as those of the Company, using consistent accounting policies. All intragroup balances, including income and expenses, unrealized gains and losses and dividends resulting from intragroup transactions are eliminated in full.

Gains or losses resulting from changes in equity interest in subsidiaries, not resulting in loss of control are directly recorded in equity.

Losses are attributed to the non-controlling interest, even if it results in a deficit balance.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

3.     Basis of consolidation – Continued

3.3.   Associates

Investments are accounted under the equity method because these associates are entities over which the Company exercises significant influence, but not control, since (a) it is a part of the shareholders’ agreement, appointing certain officers and having veto rights in certain relevant decisions. The associates at December 31, 2016 are: i) BINV (not operating) and FIC is headed by Banco Itaú Unibanco S.A (“Itaú Unibanco”) and ii) Cnova N.V. which holds mainly the investment on e-commerce company denominated Cdiscount located abroad.

The summarized financial statements are as follows:

	FIC
	12.31.2016	12.31.2015

Current assets	4,060	3,894
Noncurrent assets	43	38
Total assets	4,103	3,932

Current liabilities	3,050	3,070
Noncurrent liabilities	15	15
Shareholders’ equity	1,038	847
Total liabilities and shareholders’ equity	4,103	3,932

Statement of profit or loss:	12.31.2016	12.31.2015

Revenues	1,118	1,118
Operating income	386	370
Net income of the year	236	226

For the purposes of measurement of the investment in this associate, the special goodwill reserve recorded by FIC shall be deducted from its shareholders’ equity, since it is Itaú Unibanco’s exclusive right, since it is originaled from the acquisition of the original Company by the bank.

	Cdiscount
	12.31.2016	12.31.2015

Current assets	1,457	2,596
Noncurrent assets	501	766
Total assets	1,958	3,362

Current liabilities	1,948	3,340
Noncurrent liabilities	70	103
Shareholders’ equity	(60)	(81)
Total liabilities and shareholders’ equity	1,958	3,362

Statement of profit or loss:	12.31.2016	12.31.2015

Revenues	7,187	6,598
Operating income	(146)	(331)
Losses for the year	(224)	(319)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies

4.1.   Financial instruments

Financial assets are initially recognized at fair value when the Company or its subsidiaries assume contractual rights to receive cash or other financial asset contracts in which they are part. Financial assets are derecognized when the rights to receive cash linked to the financial asset expire or have been transferred substantially all the risks and benefits to third parties. Assets and liabilities are recognized when rights and obligations are retained by the company.

Financial liabilities are recognized when the Company or its subsidiaries assume contractual obligations for settlement in cash or in the assumption of third-party obligations through a contract in which they are part of. Financial liabilities are initially recognized at fair value and are derecognized when they are settled, extinguished or expired.

Financial instruments measured at amortized cost are subsequently measured at initial recognition at the effective interest rate. Interest income and expenses, monetary and exchange variation, net of estimated losses for not receiving financial assets, are recognized when incurred in the statement of profit or loss as financial income and expenses.

The Company, montly, evaluates the monthly estimated amount of loss by not received financial assets. An estimate of loss is recognized when there is objective evidence that the Company or its subsidiaries will not collect all amounts to receive based on their due dates. For the calculation, the Company considers historical losses, historical statistical data, portfolio aging and the assessment of the likelihood of further deterioration of the portfolio, taking into account macro-economic factors and market. When the collection of accounts receivable is unlikely, both book value and its loss estimate are recognized in the income statement. Subsequent recoveries are recognized when incurred under the caption selling expenses in the income statement for the year.

Note 18 provide detailed information about financial instruments and further details on how it is measured.

(i)    Financial assets

Initial recognition and measurement

The financial assets held by the Company and its subsidiaries within the scope of CPC 38 (IAS 39) are classified according the purpose for which they were acquired or contracted within the following categories: (i) assets measured at fair value through profit or loss; (ii) loans and receivables, and (iii) available-for-sale and (iv) investments held to maturity. The Company determines the classification of their financial assets at inception.

Financial assets are initially recognized at fair value, and transaction costs are expensed in the income statement. Loans and receivables are accounted for at amortized cost.

Purchases or sales of financial assets that require the assets to be delivered within a time frame established by regulations or market conventions (negotiations under regular conditions) are recognized on the trade date, i.e., on the date that the Company commits to purchase or sell the asset.

The financial assets of the Company and its subsidiaries includes cash and cash equivalents, trade accounts receivable, related parties receivables and derivative financial instruments.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies - continued

4.1.   Financial instruments – continued

(i)      Financial assets - continued

Subsequent measurement

•         Financial assets measured at fair value through profit or loss: represent assets acquired for short-term realization purposes and are measured at fair value at the end of the reporting period. Interest rates, monetary restatement, exchange rate variation and variations arising from fair value measurements are recognized in the income statement for the year as financial income or expense, as incurred.

•          Loans and receivables: represent non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition, they are measured at amortized cost using the effective interest method. Interest income, monetary restatement, exchange rate variation, less any impairment loss, as applicable, are recognized in the income statement as finance income or expense, when incurred.

•          Held-to-maturity financial assets: represent financial assets and liabilities that cannot be classified as loans and receivables (as they are quoted in an active market), and are acquired with the intent and ability to hold to maturity. They are stated at their acquisition cost plus income earned which is recorded as finance income or expense in profit or loss for the year using the effective interest rate method; and

•         Available-for-sale financial instruments: items that do not meet the classification criteria in other categories. These items are measured at fair value, however, with an adjustment recognized in a separate account in shareholders´equity.

Derecognition of financial assets

A financial asset (or, as applicable, a part of a financial asset or a part of a group of similar financial assets) is derecognized when:

•          Its right to receive cash flows has expired; and

•          The Company and its subsidiaries have transferred their rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full to a third party under an on lending agreement; and (a) the Company has transferred substantially all the risks and rewards related to the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards related to the assets, but has transferred its control.

When the Company and its subsidiaries have transferred their rights to receive cash flows from an asset or have entered into an on lending agreement, and have neither transferred nor retained substantially all the risks and rewards related to the asset or transferred control of the asset, the asset is maintained and an associated liability is recognized. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations retained by the Company and their subsidiaries.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies - continued

4.1.   Financial instruments – continued

(i)      Financial assets - continued

Impairment of financial assets

At the end of the reporting periods, the Company and its subsidiaries assess whether there is any indication of impairment of a financial asset or group of financial assets. The impairment of a financial asset or group of financial assets is only considered (and only if) when there is objective evidence resulting from one or more events that have occurred after the asset’s initial recognition (“loss event”), and if said event affects the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.The evidence of impairment may include indications that debtors (or group of debtors) are going through relevant financial constraints, moratorium or default in the amortization of interest or principal; likelihood that they will file for bankruptcy or another type of financial reorganization; and when this data indicates a measurable decrease in future cash flows, such as default interest variations or economic conditions related to default.

Specifically in relation to loans and receivables, the Company, and its subsidiaries, firstly, verify whether there is objective evidence of impairment individually for financial assets that are individually significant, or collectively for assets that are not individually significant, if Should the Company and its subsidiaries determine the nonexistence of objective evidence of impairment of a financial asset measured individually – whether or not this significant loss – the Company and its subsidiaries classify it in a group of financial assets with similar credit risk characteristics which are evaluated collectively. The assets individually assessed as to impairment, or for which the impairment is (or continues to be) recognized, are not included in the collective assessment of the loss.

Impairment is measured as the difference between the carrying amount of an asset and the present value of the estimated future cash flows (excluding future credit losses that have not been incurred) discounted by the original effective interest rate of the financial asset. The asset’s carrying amount decreases through the use of a provision and the impairment loss is recognized in the income statement. Interest revenue is recorded in the financial statements as part of finance income. In the case of loans or investments held to maturity with a variable interest rate, the Company and its subsidiaries measure the non-recovery based on the fair value of the instrument adopting an observable market price.

If, in a subsequent period, impairment decreases and this reduction can be objectively associated with an event that has occurred after the recognition of the provision (such as an improvement in a debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the income statement. If a write-off is later recovered, this recovery is also recognized in the income statement.

(ii)    Financial liabilities

The financial liabilities under the scope of IAS 39 (CPC38) are classified as, fair value through profit or lossor other financial liabilities, designated as hedge instruments in an effective hedge relationship, as applicable. The Company defines the classification of its financial liabilities at initial recognition.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies - continued

(ii)    Financial liabilities- continued

All financial liabilities are initially recognized at fair value and, in the case of loans and borrowings, plus directly attributable transaction costs.

The Company and its subsidiaries’ financial liabilities include trade accounts payable, loans and financing, debentures, financing related to acquisition of real state and derivative financial instruments.

Subsequent measurement

After initial recognition, interest-bearing loans and financings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement for the year when the liabilities are written off, or through amortization according to the effective interest rate method.

Derecognition of financial liabilities

A financial liability is derecognized when the underlying obligation is settled, cancelled or expired.

When an existing financial liability is replaced by another from the same lender, on substantially different terms, or the terms of an existing liability are substantially modified, this replacement or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in income.

Offsetting of financial instruments

Financial assets and liabilities are offset and stated net in the financial statements only if there is a currently enforceable legal right to offset the recognized amounts and there is an intention of settling them on a net basis or realizing the assets and settling the liabilities simultaneously.

4.2.   Foreign currency transactions

Foreign currency transactions are initially recognized at market value of the corresponding currencies on the date the transaction is qualified for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated to Real according to their market price at the end of the reporting periods. Differences arising on payment or translation of monetary items are recognized as financial income or expense.

4.3.   Hedge accounting

The Company uses derivative financial instruments to limit the exposure to variation not pegged to the local market such as interest rate and exchange rate swaps. These derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value at the end of each reporting period. Derivatives are accounted for as financial assets when their fair value is positive and as financial liabilities when their fair value is negative. Any gains or losses arising from changes in the fair value of derivatives are directly recorded in the income statement.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies - continued

4.3.   Hedge accounting - continued

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it wishes to apply hedge accounting and its objective and risk management strategy for contracting the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Company will assess the effectiveness of the changes in the hedging instrument’s fair value in offsetting the exposure to changes in the fair value of the hedged item or cash flow attributable to the hedged risk. These hedges are expected to be highly effective in offsetting changes in the fair value or cash flow and are assessed on an ongoing basis to determine if they actually have been highly effective throughout the periods for which they were designated.

For the purposes of hedge accounting, these are classified as fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability.

The following are recognized as fair value hedges, in accordance with the procedures below:

•       The change in the fair value of a derivative financial instrument classified as fair value  hedging is recognized as financial result. The change in the fair value of the hedged item is recorded as a part of the carrying amount of the hedged item and is recognized in the income statement;

•       In order to calculate the fair value, debts and swaps are measured through rates disclosed in the financial market and projected up to their maturity date. The discount rate used in the calculation by the interpolation method for borrowings loans denominated in foreign currency is arrived at through DDI curves, clean coupon and DI, indices disclosed by the BM&FBovespa (the Brazilian Securities, Commodities and Futures Exchange), whereas for loans denominated in reais, the Company uses the DI curve, an index published by the CETIP and calculated through the exponential interpolation method.

4.4.   Cash and cash equivalents

Cash and cash equivalents consist of cash, bank accounts and highly liquid short-term investments that are readily convertible into a known cash amount, and are subject to an insignificant risk of change in value, with intention and possibility to be redeemed in the short term, up to 90 days.

4.5.   Trade accounts receivable

Trade receivables are stated and maintained in the balance sheet at their nominal sales amounts less an allowance for doubtful accounts, which is recorded based on historical loss experience and risk analysis of the entire customer portfolio and the respective likelihood of collection.

Trade accounts receivables refer to non-derivative financial assets with fixed payments or which may be calculated, without quotation in an active market. After the initial measurement, these financial assets are subsequently measured at amortized cost according to the effective interest method (“EIM”), less impairment. The amortized cost is calculated taking into account eventual discounts or premiums over the acquisition and tariffs or costs comprising the EIM.The EIM amortization are included in net finance income (costs) in the income statement. Impairment expenses are recognized in the income statement.

At the end of each reporting period, the Company and its subsidiaries assess if the financial assets or group of financial assets are impaired.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies - continued

4.5.   Trade accounts receivable - continued

Impairment of receivables are based on historical rates observed in the last 24 months, besides observation of economic events like unemployment rates, consumer trends and past due receivables in the portfolio.

Receivables are considered uncollectable, therefore, written off definitely after 180 days past due.

4.6.   Inventories

Inventories are accounted for at cost or net realizable value, whichever is lower. Inventories purchased are recorded at average cost, including warehouse and handling costs, to the extent these costs are necessary to make inventories available for sale in the stores, less bonuses received from suppliers.

Net realizable value is the selling price in the ordinary course of business, less the estimated costs necessary to make the sale.

Inventories are reduced by an allowance for losses and breakage, which is periodically reviewed and evaluated as to it is adequacy.

4.7.   Supplier Bonuses

Bonuses received from suppliers are measured and recognized based on contracts and agreements signed, and recorded in income when the corresponding inventories are sold.

Includes purchase volume agreement, logistics and specific negotiations to recompose margin or marketing agreements, among others, and are deducted from payables to the respective suppliers, once the Company is contractually entitled to settle trade payables net of amounts receivable by way of bonus.

4.8.   Present value adjustment of assets and liabilities

The long term assets and liabilities continue to be adjusted, considering the contractual cash flows and respective interest rate, implicit or explicit.

Short term assets and liabilities are not adjusted to present value.

4.9.   Impairment of non-financial assets

Impairment testing is designed so that the Company can present the net realizable value of an asset. This amount may be realized directly or indirectly, respectively, through the sale of the asset or the cash generated by the use of the asset in the Company and it subsidiaries activities.

The Company and its subsidiaries tests its tangible or intangible assets for impairment annually or whenever there is internal or external evidence that they may be impaired.

An asset’s recoverable amount is defined as the asset’s fair value or the value in use of its cash-generating unit (CGU), whichever is higher, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.9.   Impairment of non-financial assets - Continued

If the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and an allowance for impairment is recorded to adjust its carrying amount to its recoverable amount, In assessing the recoverable amount, the estimated future cash flows are discounted to present value using a pre-tax discount rate that represents the Company’s weighted average cost of capital (“WACC”), reflecting current market assessments of the time value of money and the risks specific to the asset.

Impairment losses are recognized in profit or loss for the year in expense categories consistent with the function of the respective impaired asset. Previously recognized impairment losses are only reversed in case of change in the assumptions used to determine the asset’s recoverable amount at its initial or most recent recognition, except for goodwill, which cannot be reversed in future periods.

4.10.Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation and/or impairment losses, if any.This cost includes the cost of acquisition of equipment and financing costs for long-term construction projects, if the recognition criteria are met. When significant components of property and equipment are replaced, they are recognized as individual assets with specific useful lives and depreciation. Likewise, when a major replacement is performed, its cost is recognized at the carrying amount of the equipment as a replacement, if the recognition criteria are met. All other repair and maintenance costs are recognized in profit or loss for the year as incurred.

Asset category	Average annual depreciation rate
Buildings	2.50%
Improvements	4.17%
Data processing equipment	21.14%
Software	10.31%
Facilities	8.27%
Furniture and fixtures	10.63%
Vehicles	20.00%
Machinery and equipment	9.31%
Decoration	20.00%

Property and equipment items and eventual significant parts are written off when sold or when no future economic benefits are expected from its use or sale. Any eventual gains or losses arising from the write off of the assets are included in profit or loss for the year.

The residual value, the useful life of assets and the depreciation methods are reviewed at the end of each financial year-end and adjusted prospectively, if applicable. The Company reviewed the useful lives of fixed and intangible assets in fiscal year 2016 with no significant changes.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.11.Capitalization of interest

Interest on loans directly attributable to the acquisition, construction or production of an asset that requires a substantial period of time to be prepared for its intended use or sale (qualifying asset) are capitalized as part of the cost of the respective assets during its construction phase. From the date that the asset is placed in operation, capitalized costs are depreciated over the estimated useful life of the asset.

4.12.Investments properties

Investment properties are measured at historical cost, including transaction costs. After the initial recognition, they are stated at cost, net of accumulated depreciation and or impairment loss, if is applicable

Investment properties are written off when they are sold or when they are no longer used and no future economic benefit is expected from the sale. An investment property is also transferred when there is an intention to sell it and, in this case, it is classified as a non-current asset held for sale. The difference between the net amount obtained from the sale and the book value of the asset is recognized in the statement of profit or loss for the period in which the asset is written off.

4.13.Intangible assets

Intangible assets acquired separately are measured at cost at initial recognition, less amortization and eventual impairment losses. Internally generated intangible assets, excluding capitalized software development costs, are reflected in the income statement in which they were incurred.

Intangible assets consist mainly of software acquired from third parties, software developed for internal use, commercial rights (stores’ rights of use), customer lists, advantageous lease agreements, advantageous furniture supply agreements and brands.

Intangible assets with definite useful lives are amortized by the straight-line method. The amortization period and method are reviewed, at least, at the end of each year. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting assumptions.

Software development costs recognized as assets are amortized over their useful lives (5 a 10 years), accordingly to the amortization rate, mentioned in the note 4.10. Beginning amortization when they become operational.

Intangible assets with indefinite useful lives are not amortized, but tested for recovery at the end of each year or whenever there are indications that their carrying value may be impaired either individually or at the level of the cash-generating unit. The assessment is reviewed annually to determine whether the indefinite life assumption remains valid. Otherwise, the useful life is changed prospectively from indefinite to definite.

Where applicable, gains or losses arising from the derecognition of an intangible asset are measured as the difference between the net proceeds from the sale of the asset and its carrying amount, any gain or loss being recognized in the income statement in the year when the asset is derecognized.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.14.Classification of assets and liabilities as current and noncurrent

Assets (except for deferred income and social contribution taxes) that are expected to be realized in or are intended for sale or consumption within twelve months as of the end of the reporting periods are classified as current assets. Liabilities (except for deferred income and social contribution taxes) that are expected to be settled within twelve months as of the end of the reporting periods are classified as current, All other assets and liabilities (including deferred tax assets and liabilities) are classified as “noncurrent”.

The deferred tax assets and liabilities are classified as “noncurrent”, net by legal entity, according to the related accounting standard.

4.15.Non current assets held to sale

Noncurrent assets and group of assets are reclassified to held for sale if the carry amount will be recovered through a sale transaction, instead of continuous use. This condition is considerable reached only when the asset is available to sale in the present condition, expose only the terms that are usual to sales of this assets and the sale is high probable. The management has to be compromised to finish the sale, the estimated deadline to the sale to be completed have to occur in one year.

When the Company are compromised to a sale plan involving the loose of subsidiary control, all the assets and liabilities referring of this subsidiary are classified held to sale when the criteria above is achieved, whatever the Company keep non-controlling participation in your old subsidiary after the sale. Additionally, the entity net income rated in held to sale is reclassified how discontinued activity in a unique line on profit and loss.

After completed the sale, the Company consider whatever residual participation in associate, or entity under joint control, in accordance to IAS 39, except that the part withheld by the Company make the associate keep to be associate or entity under joint control, in this case the Company use the equity equivalence.

Non current assets classiffied held to sale are messuared with lower amount between currency amount and market value less the sales cost.

4.16.Leases

The definition of an agreement as lease is based on its initial date, i.e., if compliance with the arrangement depends on the use of a specific asset or assets or the arrangement transfers the right to use the asset.

The company rents equipments and commercial rooms, includind stores and distribution centers, through cancelable and non cancelable lease agreements. The agreements length vary from from 5 to 25 years.

Company and its subsidiaries as lessees

Financial lease agreements, which transfer to the Company and its subsidiaries substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of the lease at the fair value of the leased property or at the present value of the minimum lease payments, whichever is lower. Lease payments are allocated between financial charges and reduction of lease liabilities so as to achieve a constant interest rate in the remaining balance of liabilities. Financial charges are recognized as an expense in the year.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.16.Leases - continued

Leased assets are depreciated over their useful lives. However, if there is no reasonable certainty that the Company and its subsidiaries will obtain ownership by the end of the lease term, the asset is depreciated over its estimated useful life or the lease term, whichever is shorter. The leasehold improvements and rebuilding follow the same rule.

Lease agreements are classified as operating leases when there is no transfer of risk and benefits incidental to ownership of the leased item.

The installment payments of leases (excluding service costs, such as insurance and maintenance) classified as operating lease agreements are recognized as expenses, on straight-line basis, during the lease term.

Contingent rentals are recognized as expenses in the years they are incurred.

Company and its subsidiaries as lessors

Lease agreements where the Company does not transfer substantially all the risks and benefits incidental to ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the agreement term on the same basis as rental income.

Contingent rentals are recognized as revenue in the periods in which they are earned.

4.17.Provisions

Provisions are recognized when the Company and its subsidiaries have present obligation (legal or not formalized) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and the obligation can be reliably estimated. Where the Company and its subsidiaries expect a provision to be fully or partially reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to the eventual provision is recognized in profit or loss for the year, net of any reimbursement. In cases of attorney’s fees in favorable court decisions, the Company and its subsidiaries’ policy is to make a provision when fees are incurred, i.e., upon final judgment on lawsuits, as well as disclose in notes the amounts involved in lawsuits in progress.

4.18.Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability at the year-end, based on the minimum mandatory dividends established by the Bylaws. Exceeding amounts are only recorded at the date on which said additional dividends are approved by the Company’s shareholders.

4.19.Deferred Revenue

The Company records deferred revenue related to amounts received from business partners for the exclusivity intermediation services of additional or extended warranties, recognized in income by evidence of the service rendered in the sale of these warranties jointly with the business partners.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.20.Equity

Common and preferred shares are classified as equity.

When the Company purchases its own shares (treasury shares), the remuneration paid, including any directly attributable incremental costs, is deducted from equity, and are recorded as treasury shares until the shares are cancelled or reissued to the market. When these shares are subsequently reissued, any remuneration received, net of any directly attributable incremental transaction costs, is included in equity. No gain or loss is recognized on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

4.21.Share-based payment

Employees and senior executives of the Company (including ours subsidiaries) receive compensation in the form of share-based payment, whereby employees render services in exchange for equity instruments (“equity-settled transactions”).

Equity-settled transactions

The cost of equity-settled transactions is recognized as an expense in the year, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are met. Cumulative expenses recognized for equity instruments at each reporting date until the vesting date reflect the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest.

Each year’s expenses or income represents the change in the cumulative expenses recognized at the beginning and the end of that year. No expense is recognized for services that will not complete the vesting period, except for equity-settled transactions where vesting is conditional upon a market or non-vesting condition, which are treated as vested irrespective of whether or not the market or non-vesting condition is met, provided that all other performance and/or service conditions are met.

When an equity instrument is modified, the minimum expense recognized is the expense that would have been incurred if the terms had not been modified, an additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction or is otherwise beneficial to the employee, as measured at the date of modification.

When an equity instrument is cancelled, it is treated as fully vested on the date of cancellation, and any expense not yet recognized related to the premium are immediately recognized in profit or loss for the year, This includes any premium whose non-vesting conditions within the control of either the Company or the employee are not met. However, if the cancelled plan is replaced by another plan and designated as a replacement grants on the date that it is granted, the cancelled grant and the new plan are treated as if they were a modification of the original grant, as described in the previous paragraph. All cancellations of equity-settled transactions are treated equally.

The dilutive effect of outstanding options is reflected as an additional share dilution in the calculation of diluted earnings per share (see note 30).

4.22.Earnings per share

       Basic earnings per share are calculated based on the weighted average number of outstanding shares of each category during the year, and treasury shares.

Diluted earnings per share are calculated as follows:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.22.Earnings per share

•       numerator: profit for the year adjusted by dilutive effects from stock options granted by subsidiaries; and

•       denominator: the number of shares of each category adjusted to include potential shares corresponding to dilutive instruments (stock options), less the number of shares that could be bought back at market, if applicable.

Equity instruments that will or may be settled in Company ans subsidiaries’ shares are only included in the calculation when said settlement has a dilutive impact on earnings per share.

4.23.Determination of net income

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company, and it can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates, and sales taxes or duty.The Company assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. The Company and its subsidiaries have concluded that it is acting as a principal in all of its revenue arrangements, except for those referring to extended warranties and insurance policy brokerage, among others. Specifically in these cases, the Company and its subsidiaries operate as agents, and revenue is recognized on a net basis, which reflects the commission received from insurance companies. The following specific recognition criteria must also be met before revenue is recognized:

(i)      Revenue

a)    Sale of goods

       Revenue from sale of goods are recognized at their fair value and, when all the risks and benefits inherent to said good are transferred to the buyer, the Company and its subsidiaries cease to hold control or responsibility for the goods sold and the economic benefits generated to the Company and its subsidiaries are probable. No revenue is recognized if their realization is uncertain.

b)    Service revenue

Due to the Company and its subsidiaries’ actions as agents in insurance extended warranty, financial protection insurance, personal accident insurance, sales agents in technical assistance and mobile phone recharge, revenues earned are presented net of related costs and recognized in profit or loss when probable that the economic benefits will flow to the Company and their values can be measured reliably.

c)    Finance service revenue

As the activity of customer financing is an important part of the Company and its subsidiaries’ business, for all financial instruments measured at amortized cost, revenue is recorded using the effective interest rate, which discounts exactly the estimated future cash receipts through the expected life of the financial instrument, or a shorter period of time, where applicable, to the net carrying amount of the asset, Interest income is included under financial services, composing the Company's gross profit in the income statement.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.23.Determination of net income – Continued

(i) Revenue - Continued

d)    Interest income

       For all financial instruments measured at amortized cost, interest income is recorded using the effective interest rate, which is the rate that discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability, Interest income is included in the financial result in the income statement for the year.

e)      Barter revenue

Revenues are recognized: (i) at the time of conclusion of the swap of land owned by GPA M&P at the fair value of the consideration received on the barter date, (ii) upon delivery of the units sold by GPA M&P. The cost of the units sold comprises the fair value of the initially recognized barter.

f)       Returns and cancellations

Returns and cancellations are recognized when incurred. When the sal eis recorded, the assumptions are based in the volumes of sales and historic of returns in each reporting segment. Revenue is recorded net of returns and calcellations.

(ii)    Cost of goods sold

The cost of goods sold comprises the cost of purchases net discounts and bonuses received from vendors, changes in inventories and logistics costs.

Rebates received from suppliers are measured based on contracts and agreements signed with them.

The cost of sales includes the cost of logistics operations managed or outsourced by the Company and its subsidiaries’, comprising warehousing, handling and freight costs incurred until the goods are available for sale. Transport costs are included in the acquisition costs.

(iii)   Selling expenses

Selling expenses comprise all store expenses, such as salaries, marketing, occupancy, maintenance, expenses with credit card companies, etc.

Marketing expenses refer to advertising campaigns for each segment in which the Group operates. The main media used by the Group are: radio, television, newspapers and magazines. These expenses are recognized in profit or loss for the year at the time of realization, net of amounts received from suppliers joining the campaigns.

(iv)   General and administrative expenses

General and administrative expenses correspond to overhead and the cost of corporate units, including the purchasing and procurement, information technology and financial areas.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.23.Determination of net income – Continued

(v)   Other operating expenses, net

Other operating income and expenses correspond to the effects of major events non recurring or unusual occurring during the year that do not meet the definition for the other income statement lines.

(vi)   Financial result

Financial expenses include substantially all expenses generated by net debt and receivables sold during the year, offset by capitalized interest, losses related to the measurement of derivatives at fair value, losses on disposals of financial assets, financial charges on lawsuits and taxes and interest charges on financial leases, as well as discount charges.

Financial income includes income generated by cash and cash equivalents and restricted deposits, gains related to the measurement of derivatives at fair value.

4.24.Taxation

Current income and social contribution taxes

Current income and social contribution tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to calculate taxes are those in force or substantially in force at the end of the balance sheet dates.

Income taxes comprise Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”), calculated based on taxable income (adjusted income), at the applicable rates set forth in the legislation in force: 15% on taxable income plus a additional 10% on annual taxable income exceeding R$240 for IRPJ, and 9% for CSLL.

Deferred income and social contribution taxes

Deferred income and social contribution taxes are generated by temporary differences at the end of the reporting periods between the tax basis of assets and liabilities and their carrying amounts.

Deferred income tax and social contribution tax assets are recognized for all deductible temporary differences and unused tax loss carryforwards to the extent that it is probable that taxable income will be available against which to deduct temporary differences and unused tax loss carryforwards, except where the deferred income and social contribution tax assets relating to the deductible temporary difference arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor tax income or losses.

Deferred income and social contribution tax liabilities are recognized for all temporary taxable differences, except when the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in an transaction other than a business combination and which, at the time of the transaction, affects neither accounting profit nor tax losses.

With respect to deductible temporary differences associated with investments in subsidiaries and associates, deferred income and social contribution taxes are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable income will be available against which the temporary differences can be utilized.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.24.Taxation – Continued

The carrying amount of deferred income and social contribution tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income and social contribution taxes to be utilized. Unrecognized deferred income and social contribution tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable income will allow these assets to be recovered.

Deferred income and social contribution tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) in effect or substantively in effect at the end of the reporting period.

Deferred taxes related to items directly recognized in equity are also recognized in equity and not in the income statement.

Deferred income and social contribution tax assets and liabilities are offset if there is a legal or contractual right to offset tax assets against income tax liabilities, and the deferred taxes refer to the same taxpayer entity and to the same tax authority.

Other taxes

Revenue from sales of goods and services are subject to taxation by State Value-Added Tax (“ICMS”) and Services Tax (“ISS”), calculated based on the rates applicable to each region, as well as contribution for the Social Integration Program (“PIS”) and contribution for Social Security Financing (“COFINS”), and are presented net of sales revenue.

Revenue and expenses are recognized net of taxes, except where the sales tax incurred on the purchase of assets or services is not recoverable from the tax authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item, as applicable.

4.25.Business combinations and goodwill

Business combinations are recorded using the acquisition method. The cost of an acquisition is measured as the sum between the consideration transferred, measured at fair value on the acquisition date, and the remaining amount of non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquired at fair value or through the proportional interest in the acquiree identifiable net assets. The acquisition costs incurred are treated as an expense and included in administrative expenses.

When the Company acquires a business, it assesses its financial assets and liabilities in order to appropriately classify and designate them in accordance with contractual terms, economic circumstances and relevant conditions on the acquisition date. This includes the separation of derivatives embedded in agreements by the acquiree.

If the business combination occurs in phases, the fair value on the acquisition date of the interest previously held by the acquirer in acquiree is adjusted to fair value on the acquisition date through profit or loss.

Any contingent payment to be transferred by the acquirer will be recognized at fair value on the acquisition date, Subsequent changes in the fair value of the contingent payment considered as an asset or liability will be recognized through profit or loss or as a change in other comprehensive income.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.25.Business combinations and goodwill - Continued

Goodwill is initially measured at cost and is the excess between the consideration transferred and the non-controlling interest in assets and assumed liabilities, If this payment is lower than the fair value of the acquirer’s net assets, the difference is recognized in profit or loss as bargain purchase gain.

After initial recognition, goodwill is measured at cost, less any impairment losses. For impairment testing purposes, the goodwill acquired in a business combination is, as of the acquisition date, allocated to the operating segment level that will benefit from the business combination, regardless of whether other assets or liabilities of the acquire will be assigned to these units.

When goodwill is part of a cash-generating unit and part of the operation at this unit is sold, the goodwill related to the sold operation is included in the book amount of the operation when calculating profit or loss from the sale of the operation. This goodwill is then measured based on the relative amounts of the sold operation and part of the cash-generating unit which was maintained.

4.26.   Accounting for equity investments at cost deriving from corporate restructuring and performed with related parties

Company accounts at historical cost the interest deriving from corporate restructuring performed with related parties. Difference between the acquiring value and historical cost is recorded in shareholders’ equity, when the interest acquired is from companies under common control. Such transactions do not qualify as business combination in the terms of CPC 15(R1)/ IFRS 3.

4.27.Foreign currency translation

The financial statements are presented in Reais, the functional currency of the Group’s Parent Company. Each entity determines its own functional currency and all their financial transactions are measured in that currency.

The financial statements of foreign subsidiaries that use a different functional currency from the Parent Company are translated into Reais, at closing date according to the following:

•       Assets and liabilities, including goodwill and fair value adjustments, are translated into reais at the closing rate;

•       Income statement and cash flow items are translated into reais using the average rate unless significant variances occurs, when is used the rate of the transaction date ;

•       Equity is recorded into Reais at historical cost and the exchange rate variation is recorded in equity valuation adjustments as other comprehensive income.

Exchange differences are recognized within a separate component of equity. When a foreign operation is sold, the accumulated value of exchange differences on the equity is reclassified to profit or loss.

The resulting exchange differences are recognized directly within a separate component of equity. When a foreign operation is disposed of, the cumulative amount of the exchange differences in equity relating to that operation is reclassified to profit or loss.

Foreign currency transactions (i.e transactions that use currency different from functional currency of entity) are translated using the exchange rate at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at the closing rate and the resulting exchange differences are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate at the transaction date.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.28.Customer loyalty programs

Used by the Company and its subsidiaries to provide incentives to its customers in the sale of products or services. If customers buy products or services, the Company and its subsidiaries grant them credits. Customers may redeem the credits free of charge as a discount in the amount of products or services, in next purchases.

The Company and its subsidiaries estimate the fair value of the points granted according to the “Programa Mais” and “Clube Extra” customer loyalty plan, by applying statistical techniques, considering the two-year expiration of the plan defined in the regulations, the percentages of points conversion, and the cost of conversion, which starts by converting 3,000 points into twenty reais (R$20.00) and 750 points into five reais (R$ 5.00) in products for “Programa Mais” and “Clube Extra”, respectively.

The Company and its subsidiaries recognize the points initially granted and the reversal of points expired under net sales.

4.29.Statement of value added

       This statement is intended to evidence the wealth created by the Group and its distribution in a given year and is presented as required by Brazilian Corporation Law as part of its parent company and consolidated financial statements, as it is neither mandatory nor established by IFRS.

This statement was prepared based on information obtained from accounting records which provide the basis for the preparation of the financial statements, additional records, and in accordance with technical pronouncement CPC 09 – Statement of Value Added, The first part presents the wealth created by the Company and its subsidiaries, represented by revenue (gross sale revenue, including taxes, other revenue and the effects of the allowance for doubtful accounts), inputs acquired from third parties (cost of sales and acquisition of materials, energy and outsourced services, including taxes at the time of  acquisition, the effects of losses and the recovery of assets, and depreciation and amortization) and value added received from third parties (equity in the earnings of subsidiaries, financial income and other revenues). The second part of the statement presents the distribution of wealth among personnel, taxes, fees and contributions; and value distributed to third party creditors and shareholders.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

5.      Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and CPC and standards issued but not yet effective

5.1.   Changes to IFRS and new interpretations of mandatory application starting at the current year.

In 2016, the Company applied amendments and new interpretations to IFRSs and CPCs issued by IASB and CPC, enter necessarily effective for accounting periods beginning on January 1, 2016. The mainly changes are:

Statement	Description	Impact

Annual improvements to IFRSs: 2012-2014 cycle

Changes to IFRS 5 – In situations where asset are held for sale or distribution, IFRS 7 – Clarification on whether a service agreement represents continued involvement with a transferred asset, IAS 9 – Considerations on the discount rate of the post-employment benefit and IAS 34.

The applications of these changes had no impact n the individual and consolidated financial statements.
Changes in IAS 16 and IAS 38 – Clarifying of acceptable methods of depreciation and amortization	Clarify the use of depreciation and amortization for the revenue curve is inappropriate.	The applications of these changes had no impact n the individual and consolidated financial statements.
Changes in IAS1 – Disclosure	Improvements to understand materiality concepts	The applications of these changes had no impact n the individual and consolidated financial statements.
Amendments to IFRS 10 and IAS 28 – Sale or contribution of assets between an investor and its associate or joint venture

The sale or contribution considered as a business (IFRS 3) must be recognized in the investor’s financial statements, and must be partially recognized in the statement of profit or loss when it is not considered as a business.

The applications of these changes had no impact n the individual and consolidated financial statements.
	Clarify the exemption of to prepare consolidated financial statements involving investment activities.	The applications of these changes had no impact n the individual and consolidated financial statements.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

5.      Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and CPC and standards issued but not yet effective - continued

5.2.   New Standards reviewed already issued but not yet adopted

The Company has not early adopted the following new and revised IFRSs already issued and not yet effective:

Pronouncement	Description	Applicable to annual periods beginning on or after

IFRS 9 – Financial Instruments	Several changes in classification and measurement, measurement of impairment and hedge accounting.	01/01/2018
IFRS 15 – Revenue from contracts with customers	Implements a principle-based model and a definitive guide as when to recognize revenue. It also introduces new disclosures.	01/01/2018

IFRS 16 – Leases

IFRS 2 – Classification and measurement of share based payment

IFRS 10 and IAS 28 improvements – Sell or asset contribution between investor and associate or Joint Venture

IAS 7 – Initiatives to improvement the statements

IAS 12 – Deferred tax income recognize for unrealized losses

Requires a review on lease arrangements for both lessors and lessees, replacing IAS 17. The definition of finance lease disappear, except for short-term leases and for contracts involving immaterial amounts.

Between other changes discribe about modifications of settled options of shares.

In case of assets sell or contribution between investor and associates or joint venture, the transaction effect only be recognized in profit and loss while the transaction be with a not related third party.

Describes about disclosures that enable users to measure the changes in liabilities related to financing activities.

Discribe about the treatment of temporary diferences.

01/01/2019 01/01/2018 01/01/2018 01/01/2017 01/01/2017

The Company is analyzing the impacts of the standards. However the Company don’t expects considerable effects at the moment of adoption. Except by IFRS15 and IFRS 16 that are being evaluating by the Company, Especifically in relation to IFRS16 there are expected relevant impacts in the financial statements when adopting this standard. Until this date they are measured.

There are no other standards and interpretations issued but not yet adopted that, in management's opinion, have a significant impact on net income or equity disclosed by the Company in its individual and consolidated financial statements.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

6.      Significant accounting judgments, estimates and assumptions

The preparation of the individual and consolidated financial statements of the Company requires Management to make judgments, estimates and assumptions that impact the reported amounts of revenue, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the year; however, uncertainty about these assumptions and estimates could result in outcomes that require material adjustments to the carrying amount of the asset or liability impacted in future periods. In the process of applying the Company’s accounting policies, Management has made the following judgments, which have the most significant impact on the amounts recognized in the parent company and consolidated financial statements:

6.1.   Impairment

According to the method disclosed in note 4.9, the Company performed test to verify that the assets might not be recoverable and the year ended December 31, 2016, based on those tests, there was no need for the provision.

The procedure for verification of non-recoverability of property and equipment, consisted in allocating operating assets and intangible assets (such as Commercial rights) directly attributable to the Cash Generating Units – UGC (stores), The steps of the test were as follows:

•         Step 1: compared the carrying amount of UGCs with a multiple of sales (30% to 35%), representing transactions between retail companies, For UGCs multiple-valued lower than the carrying amount, we come to a more detailed method, described in Step 3;

•         Step 2: for a selection of owned stores of UGCs (owned stores), we considered an evaluation report issued by independent experts and if it had indicated an impairment loss then we applied the same procedures used for third-parties UGCs, described in Step 3; and

•          Step 3: we prepare the discounted cash flow of UGC, using sales growth between 6.7% and 10% (6.7% and 8.0% on December 31, 2015) for the next 5 years. The discount rate used was 12.4% vaying to 11.6% in subsequent periods over 3 years.

For the purposes of impairment test, goodwill acquired through business combinations and licenses with indefinite life was allocated to cash generating units, which are also operational segments that disclose financial information. The segments are: Retail, Home Appliances, Whole service and E-commerce.

Segments’ recoverable value is calculated using the value in use based on estimated cash from financial budgets approved by senior management for the following three years. The discount rate before income tax on cash flow projections is 12.4% vaying to 11.6% in subsequent periods over 3 years, and the cash flows exceeding three years are extrapolated using a growth rate of 6.5% for retail and home appliances and cash and carry (8% on December 31, 2015). Based on this analysis, no provision for impairment was necessary.

The self-service wholesale brand refers to “ASSAÍ”, and the home appliance brands refer to “PONTO FRIO” and “CASAS BAHIA”. These brands were recorded due to the business combinations with companies that held right over them.

The consolidated Via Varejo total net assets, including Cnvoa Brasil, were tested in accordance to the note 35 description.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

6.       Significant accounting judgments, estimates and assumptions - continued

6.2.   Income taxes

       Given the nature and complexity of the Group business, the differences between actual results and assumptions, or future changes to such assumptions, could result in future adjustments to already recorded tax revenue and expenses. The Company and its subsidiaries record provisions, based on reasonable estimates, for the eventual consequences of audits by the tax authorities of the respective countries in which it operates. The amount of these provisions is based on various factors, such as previous tax audits and different interpretations of tax regulations by the taxpayer and the appropriate tax authority. Such differences in interpretation may refer to a wide range of issues, depending on the conditions prevailing in the respective entity's domicile.

Deferred income and social contribution tax assets are recognized for all unused tax losses to the extent that it is probable that taxable income will be available against which to offset the tax credits. Significant Management judgment is required to determine the amount of deferred income and social contribution tax assets that can be recognized, based on income estimates and future taxable income, based on the annual business plan approved by the Board of Directors.

Continued operations’ tax losses carryforward amounting to a deferred tax benefit of R$112 at December 31, 2016 (R$232 at December 31, 2015). Company writes-off or constitutes a provision when income tax and social contribution credits fulfillment is not problable.These losses do not expire; therefore their use is limited by law to 30% of taxable income for each year. The amounts relate to the Company and its subsidiaries that have tax planning opportunities for the use of these balances. Further details on taxes are disclosed in Note 20.

6.3.   Fair value of derivatives and other financial instruments

       When the fair value of financial assets and liabilities recorded in the financial statements cannot be obtained in active markets, it is determined according to the hierarchy set by technical pronouncement CPC 38 (IAS39), which establishes certain valuation techniques, including the discounted cash flow model, The data for these models are obtained, whenever possible, from observable markets or from information on comparable operations and transactions in the market. The judgments include the analyses of data, such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors may affect the reported fair value of financial instruments.

The fair value of financial instruments actively traded on organized markets is determined based on market quotes, at the end of the reporting periods. For financial instruments not actively traded, the fair value is based on valuation techniques defined by the Company and compatible with usual market practices. These techniques include the use of recent market arm’s length transactions, the benchmarking of the fair value of similar financial instruments, the analysis of discounted cash flows or other valuation models.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

6.       Significant accounting judgments, estimates and assumptions - continued

6.4.      Share-based payments

The Company measures the costs of transactions with employees eligible to share-based remuneration based on the fair value of the equity instruments on the grant date. Estimating the fair value of share-based payment transactions requires determining the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs for the valuation model, including the expected useful life of the stock options, volatility and dividend yield, as well as making assumptions about them. The assumptions and models used to estimate the fair value of share-based payment transactions are disclosed in note 25.5.

6.5.      Provision for risk

The Company and its subsidiaries are parties to several judicial and administrative proceedings, (see note 22), Provisions for legal claims are recognized for all cases representing reasonably estimated probable losses. The assessment of the likelihood of loss takes into account available evidence, the hierarchy of laws, former court decisions and their legal significance, as well as the legal counsel’s opinion. The Company's management concluded that the provisions for tax, civil and labor claims are adequately presented in the parent company and consolidated financial statements.

6.6.      Estimated losses in allowance for doubtful accounts

The subsidiary Via Varejo has in its accounts receivable the amount of installment sales to be received by individual customers, over which, the estimation of losses is made in accordance with the expected percentage of losses, obtained through the observation of the historical behavior of the portfolio and updated at each reporting date.

6.7.      Tax recoverable

The Company and its subsidiaries have tax recoverable mainly related to ICMS, ICMS from Tax Substitution, PIS and Cofins. The utilization of its taxes is made based on the projections prepared by management, operational issues and the consumption of the credits by the companies in the group. Further details, see note 11 of credits and compensation.

6.8.      Inventories

Inventories are measured by the lowest between the acquisition cost and its amount realizable, calculated by the average cost. The realizable net amount is calculated by the average sales price, deducted from: (i) taxes over sales, (ii) personnel expenses directly related to inventories, (iii) purchase cost, e (iv) other costs necessary to bring the product in condition of sales, except for the business e-commerce, which understanding is that such practice is not adopted. Inventories are reduced to its realizable value though the estimations of shrinkage, scrap, slow moving and obsolescence and estimation fo merchandise that will be sold with negative gross margin, including for products displayed in the stores.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

7.       Cash and cash equivalents

		Parent Company		Consolidated
	Rate	12.31.2016	12.31.2015	12.31.2016	12.31.2015

Cash and banks - Brazil		255	171	349	409
Cash and banks - Abroad	(*)	66	-	66	131
Financial investments - Brazil	(**)	4,175	2,076	4,697	10,446
Financial investments - Abroad	1%per year	-	-	-	29
		4,496	2,247	5,112	11,015

(*)Refers a resources deposited in United States of America in Unites States Dollars.

(**)Financial investments as December 31, 2016 refer substantially to repurchase agreements, paid a weighted avarage rate equivalent to 98,26% of the Interbank deposit Certificate ("CDI") and redeemable in terms of less than 90 days as of investment date.

8.      Trade receivables

	Parent Company		Consolidated
	12.31.2016	12.31.2015	12.31.2016	12.31.2015

Credit card companies (note 8.1)	178	94	241	664
Sales vouchers	94	80	142	189
Consumer finance - CDCI (note 8.2)	-	-	-	1,877
Trade receivable from cash and carry customers	-	-	-	355
Private label credit card	62	35	62	35
Receivables from related parties (note 12.2)	15	59	5	66
Receivables from suppliers	48	119	95	164
Extended warranties	-	-	-	211
Other trade receivables from customers	-	-	-	28
Estimated loss on doubtful accounts (note 8.3)	(1)	-	(2)	(379)
Current	396	387	543	3,210

Consumer finance – CDCI (note 8.2)	-	-	-	111
Estimated losses on doubtful accounts (note 8.3)	-	-	-	(13)
Noncurrent	-	-	-	98
	396	387	543	3,308

8.1.    Credit card companies

The Company and its subsidiaries, when deemed necessary, sell credit card receivables to banks or credit card companies in order to strengthen their working capital, without right of subrogation or related obligation.

8.2.    Consumer finance – CDCI – Via Varejo

Refers to direct consumer credit through an intervening party (CDCI), which can be paid in up to 24 installments, however, the most frequent term is less than 12 months. Over these amounts are calculated contractual interests, which financial revenue is recognized by the method of appropriation of the interest, over the time.

Via Varejo maintains agreements with financial institutions where it is designated as the intervening party of these operations (see note 17). Total liabilities balance on December 31, 2016 is R$3,002 (R$2,475 at December 31, 2015) and is presented without other assets in the account “assets held for sale and discontinued activities”.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

8.       Trade receivables – Continued

8.3.    Estimated losses on doubtful accounts

	Parent Company		Consolidated
	12.31.2016	12.31.2015	12.31.2016	12.31.2015

At the beginning of the period	-	-	(392)	(354)
Loss/reversal in the period	(10)	(2)	(609)	(556)
Write-off of receivables	9	2	561	544
Assets held for sale and discontinued activities (note 35)	-	-	422	-
Exchange rate changes	-	-	16	(26)
At the end of the period	(1)	-	(2)	(392)

Current	(1)	-	(2)	(379)
Noncurrent	-	-	-	(13)

Below is the aging list of consolidated gross receivables, by maturity period:

			Past-due receivables
	Total	Falling due	<30 days	30-60 days	61-90 days	>90 days

12.31.2016	545	524	13	6	1	1
12.31.2015	3,700	3,252	133	82	52	181

9.      Other receivables

	Parent Company		Consolidated
	12.31.2016	12.31.2015	12.31.2016	12.31.2015

Receivables from sale of fixed assets	6	20	6	38
Supplier receivables	-	-	-	21
Rental advances	3	11	3	11
Amounts to be reimbursed	29	20	29	54
Accounts receivable from insurers	10	17	10	17
Freight reimbursement	-	-	-	44
Rental receivable	60	68	61	86
Receivable from Paes Mendonça (note 9.1)	-	-	532	532
Receivable from sale of companies (note 9.2)	69	52	69	105
Other	15	12	29	92
	192	200	738	1,000

Current	111	133	127	375
Noncurrent	81	67	612	625

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

9.     Other receivables

9.1.    Accounts receivable – Paes Mendonça.

Accounts receivable from Paes Mendonça relate to amounts deriving from the payment of third-party liabilities by the subsidiaries, Novasoc and Sendas.Pursuant to contractual provisions, these accounts receivable are guaranteed by commercial lease rights (“Commercial rights”) of certain stores currently operated by the Company, Novasoc, Sendas and Xantocarpa. The maturity of the accounts receivable is linked to the lease agreements and is currently tacitly renewed and were kept on non current, due to the possibility of conversion of payment of intangibles of leased stores.

9.2.    Accounts receivable from the sale of companies

Accounts receivable related to the exercise by the counter party, of an option to buy gas stations. The original amount of this receivable was R$50, subsequently monetary restated since the signature of the agreement on May 28, 2012, at a rate of 110% of the CDI, with payment in 240 monthly installments. In January, 2016 were selled 5 gas satations for the amount R$8, in 120 installments to 110% of CDI.

10.  Inventories

	Parent Company		Consolidated
	12.31.2016	12.31.2015	12.31.2016	12.31.2015

Stores (note 10.1)	2,032	1,703	3,400	4,323
Distribution centers (note 10.1)	1,115	1,139	1,255	4,627
Real estate inventories under construction (note 10.3)	-	-	61	165
Estimed losses on obsolescence and breakage (note 10.2)	(41)	(14)	(75)	(150)
	3,106	2,828	4,641	8,965

10.1.    Bonuses in inventories and storage cost

The Company and subsidiaries record bonuses received from vendors and the storage costs in the statement of profit or loss as the inventories that gave rise to the bonuses and the stored costs are realized.

10.2.    Estimated losses on obsolescence and breakage

	Parent Company		Consolidated
	12.31.2016	12.31.2015	12.31.2016	12.31.2015

At the beginning of the period	(14)	(10)	(150)	(91)
Additions	(60)	(14)	(208)	(129)
Write-offs / reversal	33	10	164	72
Exchange rate changes	-	-	1	(2)
Assets held to sale and discontinued activities (note 35)	-	-	118	-
At the end of the period	(41)	(14)	(75)	(150)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

10.  Inventories

10.3.    Inventories under construction

The amount of inventories of real estate units under construction refers to the fair value of the barter of land for real estate units, based on the market value of real estate units received, as observed in comparable market transactions.

This balance refers to the real estate units of the projects Thera Faria Lima Pinheiros (“Thera”), Figue and Classic and Carpe Diem, plus one store to be built on the ground floor of the Thera Faria Lima Pinheiros building. Construction and development are being carried out by Cyrela Polinésia Empreendimentos Imobiliários Ltda., Pitangueiras Desenvolvimento Imobiliário SPE Ltda. and Hesa Investimentos Imobiliários Ltda.

The apartment units of the Thera project, started in December, 2011, and for Classic e Carpe Diem, started in November, 2012, both projects were concluded on 2016 and some units are still in inventory.

11.  Recoverable taxes

	Parent Company		Consolidated
	12.31.2016	12.31.2015	12.31.2016	12.31.2015
Current
State value-added tax on sales and services – ICMS (note 11.1)	132	78	184	481
Social Integration Program/Contribution for Social Security Financing-PIS/COFINS (note 11.2)	315	224	358	372
Income tax on Financial investments	38	22	45	32
Income tax and Social Contribution	71	15	80	34
Social Security Contribution - INSS	-	17	-	21
Value-Added Tax - France	-	-	-	65
Other	1	1	7	75
Total current	557	357	674	1,080

Noncurrent
ICMS (note 11.1)	304	412	361	2,256
PIS/COFINS (note 11.2)	23	-	60	5
Social Security Contribution- INSS	194	122	211	206
Total noncurrent	521	534	632	2,467
Total	1,078	891	1,306	3,547

11.1.  ICMS (State VAT)

Since 2008, the Brazilian States have been substantially changing their laws aiming at implementing and broadening the ICMS (State VAT) tax substitutes system. Referred system implies the prepayment of ICMS throughout the commercial chain, upon goods outflow from manufacturer or importer or their inflow into the State. The creation of such system to a wider range of products traded at retail is based on the assumption that the trading cycle of these products will end in the State, so that ICMS is fully owed thereto.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

11.    Recoverable taxes - continued

11.1.   ICMS (State VAT) - continued

In order to supply its stores, the Company and its subsidiaries maintain distribution centers strategically located in certain States and in the Federal District, which receive goods with ICMS of the entire commercial chain (by force of tax replacement) already prepaid by suppliers or the Company and subsidiaries, and then, goods are sent to locations in other States. Such interstate shipment remittance entitles the Company and subsidiaries to a refund reimbursement of prepaid ICMS, i.e., the ICMS of the commercial chain paid in acquisition becomes a tax credit to be refunded, pursuant to the State laws.

The refund process requires the evidence through tax documents and digital files referring to the operations that entitled the Company to refund. Only after its previous legal ratification by State Tax Authorities and/or compliance with specific ancillary obligations aiming such evidence then credits may be used by the Company, which occurs in periods after these are generated.

Since the number of items traded at retail, subject to tax replacement, has been continuously increasing, the tax credits to be refunded by the Company and subsidiaries have also grown.The Company and its subsidiaries have been realizing these credits with authorization for immediate offset with those credits due in view of its operations, for having obtained the Special Regime and also for complying with other procedures contained in the state rulings.

Referring to the credits which still cannot be offset immediately, the Company’s Management based on a technical feasibility study, based on the growth future expectation and offset against debts deriving from its operations, understands its future offset is feasible. These studies were prepared based on information extracted from strategically planning report previously approved by the Company’s Board of Directors.

In	Parent Company 132 112 44 53 40 44 11	Consolidated 184 134 62 70 40 44 11

Up to one year
2018
2019
2020
2021
2022
2023
	436	545

The Company record ICMS credits, every time based on legal opinion, documental and factual about the credits that be able recognize, including the realizing estimate, considering how redactor the “god sales cost”.

11.2.   PIS and COFINS credit

Using the same ICMS criteria, the Company records PIS and COFINS credits, every time the Company has evidences to conclude about the right to the credit. The evidences include i) Interpretation of tax legislation, ii) internal and external factors which legal practices and interpretation of the market and iii) accounting evaluation about the matter.These credits are recorded as a reduction of profit and loss of the account over which the calculation was made.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

11.    Recoverable taxes - continued

11.2.     PIS and COFINS credit - continued

In 2016, was recoginized PIS/COFINS credits calculated on taxes subject to tax substitution that complement the cost of products for resale R$641, (being R$353 in discontinued activities and R$288 in continued activities), and  kept in 2016 the application of tax benefit (also in 2015)  that reduced to zero the aliquot of PIS/COFINS on gross income of sale to retail of specific electronic products (Lei do Bem or MP 690/2014 converted to law 13.241/15), of R$600, registered how reducer of sales taxes (being R$567 in discontinued operations and R$33 in continued operations).

12.    Related parties

12.1.     Management and Support Commitees compensation

The expenses related to management compensation (officers appointed pursuant to the Bylaws including members of the Board of Directors and the related support committees) recorded in the Company’s statement of profit or loss for the periods ended December 31, 2016 and 2015, were as follows:

	Base salary		Variable compensation		Stock option plan		Total
	2016	2015	2016	2015	2016	2015	2016	2015
Board of directors (*)	7	4	-	-	-	-	7	4
Executive officers	26	34	17	13	23	5	66	52
	33	38	17	13	23	5	73	56

(*) The compensation of the Board of Directors advisory committees (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance) is included in this line.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties – Continued

12.2.Balances and transactions with related parties.

	Parent company
	Saldos								Transações
	Trade receivables		Other assets		Trade payables		Other liabilities		Sales		Purchases		Revenues (expenses)
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015

Controlling shareholders:
Casino (i)	5	-	1	-	-	3	-	5	-	-	-	-	(64)	(76)
Wilkes Participações (v)	-	-	-	-	-	-	-	-	-	-	-	-	-	(1)
Euris (i)	-	-	-	-	-	-	1	3	-	-	-	-	(4)	(6)
Helicco Participações (i)	-	-	-	-	-	-	-	-	-	-	-	-	(1)	-
Subsidiaries:
Novasoc Comercial	-	-	197	382	1	-	-	-	1	1	-	-	1	2
Sé Supermercados	-	-	-	-	-	-	-	-	-	488	-	5	-	22
Sendas Distribuidora (*)	3	55	123	583	4	40	-	-	104	366	89	255	38	103
Barcelona	-	1	-	29	-	6	-	-	-	-	-	-	-	-
Via Varejo (vii)	7	3	-	-	4	2	230	146	-	-	-	-	(181)	(5)
VVLOG Logística Ltda.	-	-	-	-	-	-	2	1	-	-	-	-	(1)	-
Cnova Brasil (viii)	-	-	4	22	-	-	-	-	-	-	-	-	84	35
Xantocarpa	-	-	-	15	-	1	-	-	-	-	-	-	-	-
GPA M&P	-	-	-	-	-	-	2	1	-	-	-	-	-	-
GPA Logística	-	-	19	23	17	20	-	-	-	-	-	-	-	-
Posto Duque - Salim Maluf	-	-	-	6	-	-	-	-	-	-	-	-	-	-
Posto GPA - Santo André	-	-	-	2	-	-	-	-	-	-	-	-	-	-
Posto GPA – Império	-	-	-	4	-	-	-	-	-	-	-	-	-	-
Posto Duque – Lapa	-	-	-	2	-	-	-	-	-	-	-	-	-	-
Posto GPA – Ciara	-	-	-	2	-	-	-	-	-	-	-	-	-	-
Bellamar	-	-	-	-	-	-	128	108	-	-	-	-	-	-
Outros	-	-	-	-	-	-	1	2	-	-	-	-	-	-
Subtotal	15	59	344	1,070	26	72	364	266	105	855	89	260	(128)	74

  (*) Part of Senda’s net assets was incorporated in CBD, eliminating the balance, in accorndace to note 1.3.1.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties – Continued

12.2.Balances and transactions with related parties - Continued

	Parent company
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Sales		Purchases		Revenues (expenses)
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Associates
FIC(ii)	-	-	14	-	14	7	-	1	-	-	-	-	55	28
Other related parties
Management of Nova Pontocom (x)	-	-	-	-	-	-	-	-	-	-	-	-	-	4
Instituto Grupo Pão de Açúcar	-	-	-	-	-	-	-	-	-	-	-	-	(1)	(7)
Greenyellow do Brasil Energia e Serviços Ltda(“Greenyellow”) (iv) (*)	-	-	-	-	-	-	146	-	-	-	-	-	(26)	(8)
Others	-	-	1	6	-	1	-	1	-	-	-	-	(2)	(3)
Subtotal	-	-	15	6	14	8	146	2	-	-	-	-	26	14
Total	15	59	359	1,076	40	80	510	268	105	855	89	260	(102)	88

(*)The amount refers to products and services acquisition aiming the energy efficiency of the Company.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties – Continued

12.2.   Balances and transactions with related parties – Continued

	Consolidated
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
										Restaded
Controlling shareholders
Casino (i)	5	8	1	-	-	23	-	86	(64)	(76)
Distribution Casino France (xii)	-	32	-	-	-	28	-	-	-	-
Wilkes Participações (v)	-	-	-	-	-	-	-	-	-	(1)
Euris (i)	-	-	-	-	-	-	1	2	(4)	(6)
Héllico (i)	-	-	-	-	-	-	-	-	(1)	-
Exito(ii)	-	2	-	-	-	24	-	-	-	-
Subsidiaries					-		-		-
Casino Finance International S.A. (“Polca Empréstimos”) (xi)	-	-	-	-	-	-	-	364	-	-
C´est chez vous Societé en Nom Collectif (“CChez Vous”) (xii)	-	7	-	-	-	37	-	-	-	-
EMC Distribuition Societé par Actions Simplifiée (“EMC”) (xii)	-	-	-	-	-	43	-	-	-	-
Big C Supercenter S.A. (“Big C-Thailandia)	-	2	-	-	-	2	-	39	-	-
Easydis Societé par Actions Simplifiée (“Easydis”) (xii)	-	-	-	-	-	58	-	-	-	-
Franprix-Leader Price Holding AS	-	12	-	-	-	6	-	-	-	-
Others	-	3	1	-	-	4	-	69	-	1
Associates
FIC (iii)	-	-	14	10	14	9	-	3	55	34
Other related parties
Casas Bahia Comercial Ltda. (*) (ix)	-	-	-	291	-	-	-	-	-	-
Administradores da Nova Pontocom (x)	-	-	-	-	-	-	-	-	-	4
Instituto Grupo Pão de Açúcar	-	-	-	-	-	-	-	-	(1)	(7)
Viaw Consultoria Ltda. (vi)	-	-	-	-	-	-	-	-	(1)	(3)
Greenyellow (iv)	-	-	-	-	-	-	146	-	(26)	(10)
Others	-	-	1	8	-	1	-	-	(1)	-
Total	5	66	17	309	14	235	147	563	(43)	(64)

(*) Via Varejo’s related parties balances are in the line “Held for sale and discontinued activities”, in accordance note 35.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties – Continued

Transactions with related parties refer mainly to transactions between the Company and its subsidiaries and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed between the parties. The main operations are:

(i)         Casino: “Cost Sharing Agreement”: Celebreted between the Company, Helicco Participações Ltda., Foncière Euris e Casino, Guichard-Perrachon S.A. in August, 10 2014 to legitimate the reimbursement for the Company of incurred expenses for the Casino Group companies related to activities involving “know-how” to the Company for support your development.

“Agency Agreement”: Celebrated between the Company, Sendas Distribuidora S.A and Goupe Casino Limited on July, 25 2016 to legitimate the services provided “global sourcing” (prospecting of global suppliers and mediates in the purchase) for the Casino.

 “Cost Reimbursement Agreement”: Celebrated between the Company and Casino, Guichard-Perrachon S.A. on July, 25 2016 to legitimate the reimbursement for the Company of French employees expenses of the Company related to the French social contributions paid by Casino in France.

Reimbursemente agreement celebrated between the company, Guichard-Perrachon S.A. and Via Varejo to legitimate the reimbursement for the Company and Via Varejo of Cnova’s N.V. IPO costs.

(ii)        Éxito: “Agreement on Establishment of Business Relations”: Celebrated between the Company, Sendas Distribuidora S.A., Exito, Supermercados Disco del Uruguay S.A., Devoto Hnos S.A., Libertad S.A., Odaler S.A. and Ameluz S.A.on July, 27 2016 to legitimate the prospection of suppliers in home country for made new commercial relationships. The operations of 2015 refer to amounts kept with Cdiscount.

 “Commercial Agreement” Celebrated between the Company and Exito on July, 27 2016 to legitimate the implementation of synergies process between the companies operations.

(iii)       FIC: Celebration of commercial contracts to legitimate the rules for promotion and sale of financing services provided by FIC in the Company stores for implementation the financing partnership between the Company and Itau Unibanco S.A. in association agreement celebrated between the Company and Itau, among them: (i) Brazil bank correspondent; (ii) agreement of indenization that FIC compromised to keep the Company safe of loses due the services; and FIC and Company compromised, with each other, to compensate each other for contingences related your responsibilities; (iii) software license agreement for the FIC to the Company for offer the services; and (iv) agreement to providing for the Company to the FIC, and vice versa, of information and access to the systems for offering services.

(iv)       Greenyellow: Guarda Chuva de Eficiência Energética Agreement celebration between the Company, Sendas Distribuidora S.A. and Greenyellow on May, 8 2015 for legitimate the energy efficiency services provided for the Greenyellow in the Company “multivarejo” stores.

(v)        Wilkes: Warriant term celebrated between the Company and Wilkes at July 06, 2009 to legitimate the charge of commissions paid by the Company for the guarantee in financing terms of the Company.

(vi)       Viaw Consultoria Ltda.: Celebration of services term between the Company and Viaw at September 27, 2013 for consulting services of telephony costs reduction.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties – Continued

Operations with related parties “held to sale and discontinued activities”.

(vii)      Via Varejo: The entity has a amount to pay reffering to “Primeiro Aditivo ao Acordo de Associação” between Via Varejo and Casas Bahia, that warrant the right to indenization of some legal demands and the reimbursement of recognized expenses as of June, 30 2010 (see ix), and commercial commission agreement.

(viii)     Nova Pontocom e Cnova: Amounts due to utilization of shared central services, for example treasury, accounting, legal, among others, and mutual agreements remunerated to 105% of CDI.

(ix)       As per the "Primeiro Aditivo do Acordo de Associação",  after six years to the closing of the transaction, or November 8th, 2016, it was closed the procedures to notify the new legal claims that could result in loss, which should be indemnified from one part to another. Additionally, the “Primeiro Aditivo do Acordo de Associação" describes procedures to estimate, based on the same date, the potencial contingencies related to legal claims in progress, aiming the retention of collaterals enough to cover this potential risk. The obligation to indemnify is in force until such claims are closed. This contractual procedure has been observed to follow the contractual rights signed between the parties.

The balance of “Receivable trades” is paid for the parties, and the remaining balance refers to substantially to expense reimbursement and contingences. In 2015 the Via Varejo, together CB, review specific itens and conclude that was not sufficient elements to require the compensation for CB, related to such itens. Therefore was reversed R$32 from trade receivlable to exercise profit and loss.

Additionally, Via Varejo and your subsidiary Bartira have rent agreements of 307 properties among them distribution centers, commercial and administrative buildings established in specific conditions with CBD, with CB managements and other companies of the same economic group.

(x)        Nova Pontocom’s management: on November, 2010, in context of e-commerce activities restructuring of GPA. The balance was paid on 2015 with Cnova Comércio Eletrônico’s market value shares.

(xi)       Polca: Casino Group entity have cash centralization agreement with the Cdiscount group entities. The cash balance is remunerated by rate “Euro OverNight Index Average-EONIA”, plus 0.5% annual inside the rest of cash balance, in favor of Polca or the Cdiscount Group.

(xii)      Cdiscount: Cdiscount has borrowings to pay and receive with Casino Guichard Perrachon and others Casino Group entities. Additionally, Cdiscount has to pay and receive of transactions with Casino Group entities, in example products buy and selling (Exito and Distribution Casino France), central negociation with suppliers (IRTS), logistic (Easydis), home delivery (CChez Vous) and central purchases (EMC). Due to the loose of the control of Cdiscount on October, 2016, this amounts are not classified in related parties in 2016, but in 2015 were classified.

In 2016, Via Varejo consolidated has an accounts payable related to purchase of operating right of some insurances with FIC R$64; and a receivable from Casas Bahia Comercial R$334, due to mainly assets indemnity. In combined income statement of Via Varejo and Cnova Brasil, the balance of expenses with FIC is R$24 (R$45 in December, 31 2015), expenses with Casas Bahia Comercial R$276 (R$289 in December, 31 2015) expenses with Cnova N.V. R$54 (R$31 in December, 31 2015) and expenses with Cnova Finança B.V. R$8 (R$3 in December, 31 2015). Theses balances are recorded in the line “assets held to sale and discontinued activities”.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

13.    Investments

13.1.Breakdown of investments

	Parent company
	Sé	Sendas	Novasoc	Via Varejo	Nova Pontocom	NCB (*)	Luxco	Barcelona	Bellamar	GPA M&P	Others	Total (***)
Balances at 12.31.2014	2,806	1,709	144	1,862	83	507	6	690	286	178	17	8,288
Share of profit(loss) of subsidiaries and associates	13	142	29	6	(107)	(6)	(152)	102	81	15	7	130
Dividends to receive	-	(503)	-	-	-	-	-	(24)	-	(74)	-	(601)
Share based payment	-	1	1	4	-	-	-	2	-	1	-	9
Merge (note 1.2.1 and 13.1(i))	(2,710)	-	-	-	9	-	(35)	-	-	-	-	(2,736)
Goodwill (note 15)	(109)	-	-	-	-	-	-	-	-	-	-	(109)
Exchange rate	-	-	-	(21)	(59)	-	5	-	-	-	-	(75)
Other movimentations (**)	-	-	-	(7)	74	-	(100)	-	-	-	-	(33)
Balances at 12.31.2015	-	1,349	174	1,844	-	501	(276)	770	367	120	24	4,873
Share of profit(loss) of subsidiaries and associates	-	259	(6)	(39)	-	(6)	(286)	29	76	4	(1)	30
Dividends and interst of own capital to receive	-	(140)	-	(1)	-	-	-	-	-	(32)	-	(173)
Stock option	-	3	-	3	-	-	-	1	-	1	-	8
Equity increase with property and equipament	-	61	-	-	-	-	-	-	-	-	-	61
Merge (note 1.3 (i))	-	800	-	-	-	-	-	(800)	-	-	-	-
Demerger (note 1.3.1 (ii))	-	(2)	-	-	-	-	-	-	-	-	-	(2)
Write-off	-	-	-	-	-	-	-	-	-	-	(21)	(21)
Exchange rate	-	-	-	22	-	-	66	-				88
Other movimentations (**)	-	-	-	3	-	-	1	-	-	-	-	4
Company reorganization (note 1.5)	-	-	-	(605)	-	-	473	-	-	-	-	(132)
Assets held to sale and discontinued activities (note 35)	-	-	-	(1,227)	-	(495)	-	-	-	-	-	(1,722)
Balances at 31.12.2016	-	2,330	168	-	-	-	(22)	-	443	93	2	3,014

(*) In the case of NCB, the investment amount refers to the effects of the fair value measurements of the business. For Via Varejo, the fair value effects were considered together with the accounting investment held in this subsidiary.

(**)  Includes the effects of the other comprehensive income in the cases of Nova Pontocom and Luxco.

(***) Includes the effect of loss on investiment in Luxco, in the amount of R$ 22.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

13.    Investments – Continued

13.1.Breakdown of investments – Continued

	Consolidated
	FIC	BINV	Luxco	Other	Total
Balances at 12.31.2014	373	21	-	7	401
Share of profit(loss) of subsidiaries and associates – continued activities	81	-	-	-	81
Share of profit(loss) of subsidiaries and associates – discontinued activities	32	(1)	-	-	31
Write-offs	-	-	-	(7)	(7)
Dividends	(125)	-	-	-	(125)
Exchange rate changes	-	-	-	1	1
Balances at 12.31.2015	361	20	-	1	382
Share of profit(loss) of subsidiaries and associates	76	-	(16)	-	60
Share of profit(loss) of subsidiaries and associates – discontinued activities	29	1	-	-	30
Dividends	(28)	-	-	-	(28)
Other transactions	-	-	(9)	-	(9)
Exchange rates	-	-	5	-	5
Company reorganization	-	-	7	-	7
Reclassification Held for sale (note 35)	(123)	(21)	(9)	-	(153)
Balances at 12.31.2016	315	-	(22)	1	294

(i)     Company reorganization and Nova Pontocom’s debt

In extraordinary meeting, happend on December 22, 2015, was approved the merge of Nova “Holding” into the Company, aiming to unify the activities and management. The Nova “Holding” was used as e-commerce business “holding”. This merge will result in finance benefits and will optimize the group corporate structure.

The effects of Parent Company balance ended on December 31, 2015, due to merge, are resumed at the following chart. There are no impact on consolidated or individual financial statements and impacts in the individual financial statements.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

13.    Investments – Continued

13.1.Breakdown of investments – Continued

(i)     Company reorganization and Nova Pontocom’s debt – continued

Assets	12.31.2016

Other accounts receivable	3
Tax recoverble	29
Current assets total	32

Other accounts receivable
Tax recoverble	262
Related parties	2
Investments	(65)
Non current assets total	199

Assets total	231

Liabilities

Related parties	226
Other accounts payable	5
Current liabilities total	231

Liabilities total	231

Incorporated net assets	-

(ii)  Casino initiated on December 27, 2016 a acquisition offering of all available ordinary shares at “Nasdaq Global Select  Market” and “Euronext” of our subsidiary Cnova N.V.. The other Casino’s subsidiaries, including GPA, holders of 10.37% of Cnova’s equity will not participate of the offering.

The offering will occur to the value of US$5,50 per net share to owners’ shares, without interest and less any withholding tax applicable. With the end of offering at January 31, 2017, the Casino held, direct and indirectly, 98.88% of total shares and 99.41% of voting rights.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment

	Parent Company
	Balance at 12.31.2014	Additions	Depreciation	Write-offs	Merger (*)	Transfers	Balance at 12.31.2015	Additions	Depreciation	Write-offs	Merger (*)	Transfers	Balance at 12.31.2016
Land	1,213	9	-	61	5	(16)	1,272	-	-	(1)	-	(10)	1,261
Buildings	1,853	4	(60)	3	-	(1)	1,799	4	(55)	(22)	18	(133)	1,611
Leasehold improvements	1,635	10	(131)	101	266	(23)	1,858	23	(169)	(45)	301	258	2,226
Machinery and equipment	806	211	(145)	31	-	(11)	892	165	(161)	(19)	150	20	1,047
Facilities	161	14	(17)	13	9	(1)	179	129	(23)	(4)	37	1	319
Furniture and fixtures	312	98	(47)	13	1	(2)	375	24	(57)	(3)	52	5	396
Vehicles	17	4	(3)	2	-	(17)	3	1	(1)	(1)	1	-	3
Construction in progress	65	293	-	1	(283)	(3)	73	234	-	(6)	11	(199)	113
Other	38	26	(15)	3	(2)	-	50	12	(14)	(3)	6	(6)	45
Total	6,100	669	(418)	228	(4)	(74)	6,501	592	(480)	(104)	576	(64)	7,021

Finance lease
IT equipment	7	5	(5)	-	-	-	7	-	(3)	-	-	1	5
Buildings	18	-	(1)	-	-	-	17	-	(1)	-	2	(1)	17
	25	5	(6)	-	-	-	24	-	(4)	-	2	-	22
Total	6,125	674	(424)	228	(4)	(74)	6,525	592	(484)	(104)	578	(64)	7,043

(*)See note 1.2.1

(**)See note 1.3.1 (iii)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment - Continued

	Balance at 12.31.2016			Balance at 12.31.2015
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	1,261	-	1,261	1,272	-	1,272
Buildings	2,555	(944)	1,611	2,759	(960)	1,799
Leasehold improvements	3,685	(1,459)	2,226	3,208	(1,350)	1,858
Machinery and equipment	2,345	(1,298)	1,047	2,005	(1,113)	892
Facilities	589	(270)	319	410	(231)	179
Furniture and fixtures	959	(563)	396	823	(448)	375
Vehicles	9	(6)	3	10	(7)	3
Construction in progress	113	-	113	73	-	73
Other	126	(81)	45	131	(81)	50
	11,642	(4,621)	7,021	10,691	(4,190)	6,501

Finance lease
IT equipment	38	(33)	5	38	(31)	7
Buildings	41	(24)	17	34	(17)	17
	79	(57)	22	72	(48)	24
Total	11,721	(4,678)	7,043	10,763	(4,238)	6,525

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment – Continued

	Consolidated
	Balance at 12.31.2014	Additi-ons	Depreciation (a)	Write-offs	Transfers	Exchange rate changes	Balance at 12.31.2015	Additi-ons	Depreci-ation (b)	Write-offs	Transfers	Exchange rate changes	Assets held to sale and discontinued activities (*)	Balance at 12.31.2016
Land	1,449	9	-	(16)	22	-	1,464	-	-	(1)	36	-	(85)	1,414
Buildings	2,047	42	(66)	(2)	2	-	2,023	48	(62)	(24)	(96)	-	(33)	1,856
Leasehold improvements	3,182	344	(239)	(49)	437	-	3,675	213	(272)	(83)	441	-	(690)	3,284
Machinery and equipment	1,605	380	(296)	(37)	23	1	1,676	295	(279)	(26)	35	(1)	(360)	1,340
Facilities	381	62	(45)	(6)	25	5	422	175	(47)	(7)	19	(5)	(124)	433
Furniture and fixtures	601	190	(90)	(14)	9	5	701	73	(90)	(5)	28	(3)	(161)	543
Vehicles	121	8	(15)	(40)	1	-	75	1	(6)	(11)	-	-	(57)	2
Construction in progress	166	519	-	(4)	(510)	1	172	546	(1)	(11)	(450)	(2)	(50)	204
Other	73	59	(30)	(1)	(4)	-	97	31	(27)	(9)	(7)	-	(22)	63
Total	9,625	1,613	(781)	(169)	5	12	10,305	1,382	(784)	(177)	6	(11)	(1,582)	9,139

Finance lease
Equipment	16	-	(3)	-	-	-	13	-	(2)	(2)	-	-	-	9
IT equipment	26	24	(21)	-	2	-	31	5	(14)	-	-	-	(14)	8
Facilities	1	-	-	-	-	-	1	-	(1)	-	-	-	-	-
Furniture and fixtures	7	-	(1)	-	-	-	6	-	-	-	-	-	-	6
Vehicles	1	-	-	(1)	-	-	-	-	-	-	-	-	-	-
Buildings	23	-	(1)	(1)	-	-	21	-	(1)	-	-	-	-	20
	74	24	(26)	(2)	2	-	72	5	(18)	(2)	-	-	(14)	43
Total	9,699	1,637	(807)	(171)	7	12	10,377	1.387	(802)	(179)	6	(11)	(1,596)	9,182

 (*) See note 35

a) Continued operations correspond to R$(604) and discontinued operations correspond to R$(203).

b) Continued operations correspond to R$(638) and discontinued operations correspond to R$(164).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment – Continued

	Balance at 12.31.2016			Balance at 12.31.2015
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	1,414	-	1,414	1,464	-	1,464
Buildings	2,823	(967)	1,856	3,036	(1,013)	2,023
Leasehold improvements	4,926	(1,642)	3,284	5,548	(1,873)	3,675
Machinery and equipment	2,779	(1,439)	1,340	3,454	(1,778)	1,676
Facilities	723	(290)	433	799	(377)	422
Furniture and fixtures	1,159	(616)	543	1,349	(648)	701
Vehicles	8	(6)	2	111	(36)	75
Construction in progress	204	-	204	172	-	172
Other	168	(105)	63	227	(130)	97
	14,204	(5,065)	9,139	16,160	(5,855)	10,305

Finance lease
Equipment	30	(21)	9	36	(23)	13
IT equipment	46	(38)	8	199	(168)	31
Facilities	1	(1)	-	2	(1)	1
Furniture and fixtures	14	(8)	6	15	(9)	6
Buildings	43	(23)	20	43	(22)	21
	134	(91)	43	295	(223)	72
Total	14,338	(5,156)	9,182	16,455	(6,078)	10,377

14.1.   Guarantees

At December 31, 2016 and 2015, the Company and its subsidiaries had collateralized property and equipment items for some legal claims, as disclosed in note 22.8.

14.2.   Capitalized borrowing costs

The consolidated borrowing costs for the year ended December 31, 2016 were R$14 (R$18 for the year ended December 31, 2015). The rate used to determine the borrowing costs eligible for capitalization was 104.53% of the CDI (104.5 % of the CDI for the period ended December 31, 2015), corresponding to the effective interest rate on the Company’s borrowings.

14.3.   Additions to property and equipment

	Parent Company		Consolidated
	12.31.2016	12.31.2015	12.31.2016	12.31.2015
Additions (i)	592	674	1,387	1,637
Finance lease	-	(5)	(5)	(24)
Capitalized interest	(5)	(8)	(14)	(18)
Property and equipment financing - Additions (ii)	(430)	(600)	(802)	(734)
Property and equipment financing - Payments (ii)	333	581	699	720
Total	490	642	1,265	1,581

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment – Continued

14.3.   Additions to property and equipment – continued

(i)   The additions made by the Company are related to the purchase of operating assets, acquisition of land and buildings to expand activities, building of new stores, improvements of existing distribution centers and stores and investments in equipment and information technology.

(ii)  The additions to property and equipment above are presented to demonstrate the acquisitions during the year, in order to reconciliate as shown as in the statement of cash flows and the total additions presented above.

14.4.   Other information

At December 31, 2016, the Company and its subsidiaries recorded in cost of sales and services the amount of R$48 (R$45 at December 31, 2015) and R$55 (R$57 at December 31, 2015) in consolidated referring to the depreciation of its fleet of trucks, machinery, buildings and facilities related to the distribution centers.

At December 31, 2016 and 2015, there was no loss related to impairment. The recoverable amount was calculated based on the value in use and was determined relative to the cash-generating unit. See more explanation at note 6.1.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

15.    Intangible assets

	Parent company
	Balance at 12.31.2014	Additions	Amortization	Merger (*)	Balance at 12.31.2015	Additions	Amortization	Write-off	Transfers	Assets Held for sale and discountinued business (**)	Balance at 12.31.2016
Goodwill - home appliances	179	-	-	-	179	-	-	-	-	(179)	-
Goodwill - retail (note 1.2.1)	394	-	-	109	503	-	-	(2)	-	-	501
Commercial rigths - retail (note 15.2)	43	-	-	3	46	-	-	-	-	-	46
Software and implementation	579	102	(99)	1	583	82	(84)	-	(93)	-	488
Software capital leasing	-	9	-	-	9	88	(33)	-	94	-	158
Total	1,195	111	(99)	113	1,320	170	(117)	(2)	1	(179)	1,193

(*) Includes goodwill of Sé acquisition, merged in 2015, as per note 1.2.1.

(**) See note 35

	Balance at 12.31.2016			Balance at 12.31.2015
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Goodwill - home appliances	-	-	-	179	-	179
Goodwill - retail	1,359	(858)	501	1,361	(858)	503
Commercial rights - retail	46	-	46	46	-	46
Software and implementation	878	(390)	488	1,046	(463)	583
Software capital leasing	348	(190)	158	9	-	9
	2,631	(1,438)	1,193	2,641	(1,321)	1,320

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

15.    Intangible assets – Continued

	Consolidated
	Balance at 12.31.2014	Additions	Amorti-zation (a)	Corporate reorganization (*)	Write-off	Trans-fers	Exchange variation	Balance at 12.31.2015	Addi-tions	Amorti-zation (b)	Write-off	Transfers	Reclassification Held for sale and discontinued activities (**)	Exchan-ge rate changes	Balance at 12.31.2016
Goodwill - cash and carry	362	-	-	-	-	-	-	362	-	-	-	-	-	-	362
Goodwill - home appliances	920	-	-	-	-	-	-	920	-	-	-	-	(920)	-	-
Goodwill - retail	747	-	-	-	-	-	-	747	-	-	(2)	-	-	-	745
Goodwill - e-commerce	254	-	-	(79)	-	(4)	72	243	-	-	-	-	(196)	(47)	-
Brand - cash and carry	39	-	-	-	-	-	-	39	-	-	-	-	-	-	39
Brand - home appliances	2,061	-	-	-	-	-	-	2,061	-	-	-	-	(2,061)	-	-
Brand - e-commerce	30	-	-	(17)	-	1	7	21	-	-	(4)	1	(14)	(4)	-
Commercial rights - home appliances	574	1	(5)	-	-	-	-	570	-	(2)	-	6	(574)	-	-
Commercial rights - retail	46	-	-	-	-	-	-	46	-	-	-	-	-	-	46
Commercial rights - cash and carry	34	-	-	-	-	-	-	34	-	-	-	-	-	-	34
Costumer relationship - home appliances	2	-	(2)	-	-	-	-	-	-	-	-	-	-	-	-
Lease agreement – under advantageous condition - NCB	97	-	(27)	-	-	-	-	70	-	(14)	-	-	(56)	-	-
Contractual Rights	179	-	(31)	-	-	-	-	148	65	(28)	-	-	(185)	-	-
Software	965	270	(217)	(2)	(40)	94	57	1,127	208	(210)	(70)	(46)	(447)	(39)	523
Software capital leasing	91	10	(11)	-	(1)	-	-	89	94	(31)	-	83	(76)	-	159
Other	47	119	(2)	(5)	(18)	(91)	16	66	69	(2)	(3)	(52)	(64)	(14)	-
Total	6,448	400	(295)	(103)	(59)	-	152	6,543	436	(287)	(79)	(8)	(4.593)	(104)	1,908

(*) Related to sale of interest in subsidiary E-trend by Cdiscount as per note 3.1.

(**) See note 35.

a) Continued operations correspond to R$(103) and discontinued operations correspond to R$(192).

b) Continued operations correspond to R$(124) and discontinued operations correspond to R$(163).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

15.    Intangible assets – Continued

	Balance at 12.31.2016			Balance at 12.31.2015
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Goodwill - cash and carry (note 15.1)	371	(9)	362	371	(9)	362
Goodwill - home appliances (note 15.1)	-	-	-	920	-	920
Goodwill - retail (note 15.1)	1,846	(1,101)	745	1,848	(1,101)	747
Goodwill - e-commerce (note 15.1)	-	-	-	243	-	243
Tradename - cash and carry	39	-	39	39	-	39
Tradename - home appliances	-	-	-	2,061	-	2,061
Tradename - e-commerce	-	-	-	21	-	21
Commercial rights - home appliances (note 15.2)	-	-	-	637	(67)	570
Commercial rights - retail (note 15.2)	46	-	46	46	-	46
Commercial rights - cash and carry (note 15.2)	34	-	34	34	-	34
Costumer relationship - home appliances	-	-	-	35	(35)	-
Lease agreement under advantageous condition - NCB	-	-	-	290	(220)	70
Contractual Rights	-	-	-	187	(39)	148
Software	929	(406)	523	1,932	(805)	1,127
Software capital leasing	349	(190)	159	122	(33)	89
Other	-	-	-	81	(15)	66
Total intangibles	3,614	(1,706)	1,908	8,867	(2,324)	6,543

15.1.Impairment testing of goodwill and intangible assets

On December 31, 2016, for impairment testing purposes, the goodwill acquired through business combinations and brands with indefinite useful lives was allocated to two cash generating units, which are also operating segments that disclose information: retail and cash and carry.

The recoverable amount of the segments was defined by means of a calculation based on the value in use based on cash projections arising from the financial budgets approved by senior management for the next three years. The discount rate applied to cash flow projections is 12.4% vaying to 11.6% in subsequent periods over 3 years, and cash flows exceeding 3 years are extrapolated by expected growing for each segment. Based on this analysis, no impairment was necessary.

15.2.Commercial rights

Commercial rights are the right to operate the stores referred to acquired rights, or allocated on business combinations.

Management understands that commercial rights are considered recoverable, considering its recovery by cash flows return or the possibility of negotiating with third parties.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

15.    Intangible assets – Continued

15.3.Additions to intangible assets

	Parent Company		Consolidated
	12.31.2016	12.31.2015	12.31.2016	12.31.2015
Additions	170	111	436	400
Finance lease	(88)	(9)	(94)	(10)
Other accounts Payable	-	-	-	11
Contractual rights	-	-	(65)	-
Intangible assets financing - Additions	-	(3)	-	(3)
Intangible assets financing - Payments	2	6	2	6
Total	84	105	279	404

16.    Trade payables

	Parent Company		Consolidated
	12.31.2016	12.31.2015	12.31.2016	12.31.2015

Product suppliers	5,492	4,446	7,763	15,590
Service suppliers	278	142	320	772
Rebates (note 16.2)	(679)	(485)	(851)	(854)
	5,091	4,103	7,232	15,508

16.1.       Agreement between suppliers, the Company and banks

The Company and its subsidiaries have agreements with financial institutions in order to allow their suppliers to use the Company's lines of credit for prepayment of receivables arising from the sale of goods and services, which allows suppliers to anticipate receivables in the normal course of purchases made.

These transactions were evaluated by the management concluding having commercial characteristics, since there are no changes in price and / or term previously commercially established and is solely the supplier's discretion in performing the anticipation of its receivables against the Company.

The Company has yet commercial transactions of increase in term, routinely as part of your activity, without the counterpart of financial charges.

16.2.       Accounts receivable from vendors

It includes bonuses and discounts obtained from suppliers. These amounts are established in agreements and include amounts for discounts on purchase volumes, joint marketing programs, freight reimbursements, and other similar programs. The receipt of these receivables is by offsetting the amounts payable to suppliers, according to supply agreements conditions so that the settlement occur at the net amount.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

17.    Borrowings and financing

17.1.     Debt breakdown

		Parent Company		Consolidated
	Weighted average rate	12.31.2016	12.31.2015	12.31.2016	12.31.2015
Current
Debentures and promissory note
Debentures (note 17.4)	107% of CDI	39	39	39	39
Certificate of Agribusiness Receivables (note 17.4)	97.5% of CDI	4	-	4	-
Promissory Note, net (note 17.4)	108% of CDI	530	-	530	-
Borrowing cost		(5)	(1)	(5)	(1)
		568	38	568	38
Borrowings and financing
Local currency
BNDES (note 17.6)	TJLP(*) + 3.60% per year	-	82	-	82
BNDES (note 17.6)	2.89% per year	1	9	7	16
IBM	CDI - 0.71% per year	-	-	-	27
Working capital	107.70% of CDI	870	111	1,044	111
Working capital (i)	15.57% per year	-	-	-	2,308
Working capital	TR + 9.80% per year	2	1	13	5
Sale of receivables	109% of CDI	-	-	-	4
Finance lease (note 23)		38	30	41	44
Borrowing cost		(1)	(1)	(1)	(2)
		910	232	1,104	2,595
Foreign currency (note 17.5)
Working capital	USD + 2.60% per year	1,196	856	1,196	1,655
Working capital	EURO + 1.94% per year	1	1	1	1
Swap contracts (note 17.7)	103.32% of CDI	88	(299)	88	(475)
		1,285	558	1,285	1,181
Total current		2,763	828	2,957	3,814

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

17.  Borrowings and financing - continued

17.1.     Debt breakdown - continued

		Parent Company		Consolidated
Noncurrent	Weighted average rate	12.31.2016	12.31.2015	12.31.2016	12.31.2015

Debentures
Debentures, net (note 17.4)	107% of CDI	900	900	900	900
Certificate of Agribusiness Receivables (note 17.4)	97.5% of CDI	1.013	-	1.013	-
Borrowing cost		(9)	(3)	(9)	(3)
		1,904	897	1,904	897
Borrowings and financing
Local currency
BNDES	3.80% per year	7	9	44	51
IBM	CDI - 0.71% per year	-	-	-	68
Working capital (i)	15.57% per year	-	-	-	167
Working capital	105.44% of CDI	259	980	258	1,131
Working capital	TR + 9.80 % per year	19	20	122	126
Finance lease (note 23)		165	117	174	220
Swap contracts (note 17.7)	101.44% of CDI	(2)	-	(10)	2
Borrowing cost		(2)	(3)	(5)	(7)
		446	1,123	583	1,758
Foreign currency
Working capital	USD + 2.78% per year	164	1,236	165	1,549
Working capital	EURO + 1.94% per year	172	207	171	207
Swap contracts (note 17.7)	101.21% of CDI	89	(186)	89	(247)
		425	1,257	425	1,509
Total noncurrent		2,775	3,277	2,912	4,164
Total of Borrowings and financing		5,538	4,105	5,869	7,978

(i) Reffering to direct consumer credit (CDCI), in 2016 the corresponding amount is shown at “liabilities related to assets held  for sale”.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

17.    Borrowings and financing - continued

17.2.     Changes in borrowings

	Parent Company	Consolidated
At December 31, 2014	5,526	9,728
Additions - working capital	1,154	6,389
Additions - finance lease	14	35
Accrued interest	503	927
Accrued swap	(351)	(534)
Mark-to-market	(4)	(5)
Monetary and exchange rate changes	468	734
Borrowing cost	5	5
Interest paid	(511)	(947)
Payments	(2,663)	(8,255)
Swap paid	(59)	(99)
Corporate restructuring (note 1.2.1)	23	-
At December 31, 2015	4,105	7,978
Additions - working capital	2,401	8,082
Additions - finance lease	88	100
Accrued interest	409	862
Accrued swap	643	920
Mark-to-market	(18)	(22)
Monetary and exchange rate changes	(417)	(635)
Borrowing cost	3	4
Interest paid	(248)	(624)
Payments	(1,447)	(6,876)
Swap paid	14	19
Merger	5	-
Reclassification Held to sale	-	(3,939)
At December 31, 2016	5,538	5,869

17.3.     Maturity schedule of borrowings and financing recorded in noncurrent liabilities

Year	Parent Company	Consolidated
In 2 years	1,157	1,177
From 2 to 3 years	1,518	1,538
From 3 to 5 years	43	62
After 5 years	68	149
Subtotal	2,785	2,926

Borrowing costs	(11)	(14)
Total	2,775	2,912

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

17.    Borrowings and financing – Continued

17.4.     Debentures, Promissory Note and Certificate of Agribusiness Receivables

				Date				Parent Company		Consolidated
	Type	Issue Amount (in thousands)	Outstandind debentures	Issue	Maturity	Annual financial charges	Unit price (in thousands)	12.31.2016	12.31.2015	12.31.2016	12.31.2015
Parent Company
12th Issue – CBD	No preference	900.000	900.000	9/12/14	9/12/19	107.00% of CDI	1,043	939	939	939	939
13th Issue – CBD and CRA	No preference	1.012.500	1.012.500	12/20/16	12/20/19	97.50% of CDI	1,004	1,017	-	1,017	-
2nd Issue – CBD	No preference	500.000	200	08/01/16	01/30/17	108.60% of CDI	2,651,450	530	-	530	-

Borrowing cost								(14)	(4)	(14)	(4)
Parent Company/Consolidated - current and noncurrent								2,472	935	2,472	935
Current liabilities								568	38	568	38
Noncurrent liabilities								1,904	897	1,904	897

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

17.    Borrowings and financing – Continued

17.4.     Debentures, Promissory Note and Certificate of Agribusiness Receivables  – continued

GPA uses the issue of debentures to strengthen its working capital, maintain its cash strategy, lengthen its debt profile and make investments. The debentures issued are unsecured, without renegotiation clauses and not convertible into shares, except for the debentures issued by the subsidiaries, which are guaranteed by the Company.

The amortization occurs in (i) annual installments starting in the 4th  year of issuance (12th issue of CBD) semi-annualy interest payments: (ii) Exclusive payment at the maturity date with semi-annualy interest payment remuneration (13th  issue of CBD).

The 12th and 13th issues are entitled to early redemption, at any time, in accordance with the conditions established in the issue.

On August 1st, 2016, CBD performed the 2nd issuance of commercial promissory notes of the Company. Were-it was issued 200 promissory notes with unitary value of R$2.50 totaling R$500. The net amount obtained was fully used to strengthen the working capital.

On December 20, 2016 the CBD realized the 13th issuance of simple debentures, non convertible into shares, unsecured, in a sole series, which was placed privately with Ares Serviços Imobiliários Ltda., which was assigned and transferred to Ápice Securitizadora S.A., that acquired the Debentures and the Agribusiness Credit Rights with the purpose to bind with the 2nd series of the 1st issuance of Certificate of Agribusiness Receivables (CRA). The resources will be used exclusively for purchasing of horticultural and agribusiness products, such as fruits, vegetables, dairy, and animals protein in natura directly from rural producers and coperatives.

The total amount of the issuance was R$ 1,013 with interest at 97,5% of the average CDI rate, payable semi-annually. Principal will be paid at the maturity date on December 20th, 2019.

GPA is required to maintain certain debt financial covenants in connection with the issues made. These ratios are calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, in the respective issuing Company as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) not greater than equity and (ii) consolidated net debt/EBITDA ratio lower than or equal to 3.25. At December 31, 2016, GPA complied with these ratios.

17.5.     Borrowings in foreign currencies

On December 31, 2015 GPA had loans in foreign currencies (dolar and euro) to strengthen its working capital, maintain its cash strategy, lengthen its debt profile and make investments, being the last due date in October, 2018

For some of these operations, GPA is required to maintain certain debt financial covenants. These ratios are calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, in the respective issuing Company as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) not greater than equity and (ii) consolidated net debt/EBITDA ratio lower than or equal to 3.25. At December 31, 2015, GPA complied with these ratios.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

17.    Borrowings and financing – continued

17.6.     Guarantees

The Company signed promissory notes and letters of guarantee for borrowings and financing with the banks.

17.7.     Swap contracts

The Company and its Brazilian subsidiaries use swap transactions for 100% of its borrowings denominated in euros, US dollars and fixed interest rates, exchanging these obligations for Real linked to CDI (floating) interest rates. These contracts have a total debt term and protect the interest and the principal and are signed, generally, with the same due dates and with same counterparty. The weighted average annual rate of CDI in 2016 was 14.00% (13.24% in 2015).

17.8.   Credit facilities

The Company and subsidiaries entered into credit facility agreements, not used, in the amount of R$1,350. These agreements were entered into under market conditions and are effective for 2016 and 2017.

18.    Financial instruments

The Company uses financial instruments only for protecting identified risks, limited to 100% of the risks. Derivative transactions have the sole purpose of reducing the exposure to the interest rate and foreign currency fluctuations and maintaining a balanced capital structure.

The main financial instruments and their carrying amounts in the Financial statements, by category, are as follows:

	Parent Company		Consolidated
	Carrying amount		Carrying amount
	12.31.2016	12.31.2015	12.31.2016	12.31.2015

Financial assets:
Loans and receivables (including cash)
Cash and cash equivalents	4,496	2,247	5,112	11,015
Trade receivables and other receivables	588	587	1,281	4,308
Related parties - assets	359	1,076	17	309
Financial liabilities:
Amortized cost
Related parties - liabilities	(510)	(268)	(147)	(563)
Trade payables	(5,091)	(4,103)	(7,232)	(15,508)
Financing for purchase of assets	(36)	(104)	(120)	(118)
Acquisition of non-controlling interest	-	-	(7)	(104)
Debentures	(2,472)	(935)	(2,472)	(935)
Borrowings and financing	(1,336)	(1,355)	(1,562)	(4,222)
Suppliers - structured	-	-	-	(1,055)
Fair value through profit or loss
Loans and financing, including derivatives	(1,730)	(1,815)	(1,835)	(2,821)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments - continued

The fair value of other financial instruments detailed in table above approximates the carrying amount based on the existing terms and conditions. The financial instruments measured at amortized cost, the related fair values of which differ from the carrying amounts, are disclosed in note 18.3.

18.1.   Considerations on risk factors that may affect the business of the Company and its subsidiaries

(i)      Credit risk

•       Cash and cash equivalents: in order to minimize credit risk of these investments, the Company adopts investment policies at financial institutions approved by the Company’s Cash Flow Committee, also taking into consideration monetary limits and financial institution evaluations, which are frequently updated.

•       Accounts receivable: credit risk related to accounts receivable is minimized by the fact that big portion of the sales are paid with credit cards, and the Company sells these receivables to banks and credit card companies itself, aiming strength working capital. The sales of receivables result in derecognition of the accounts receivable due to the transfer of the credit risk, benefits and control of such assets. Additionally, mainly to the accounts receivable paid in installments, the company monitor the risk through the credit concession to customers and by the constant analysis of the provision for losses.

•       The Company also has counterparty risk related to the derivative instruments; such risk is mitigated by the Company’s policy of carrying out transactions, according to policies approved by governance boards.

•       Financed sales CDCI (classified on assets held for sale and discontinued activities of Via Varejo): sales are made through operating agreements (credit lines) with banks Bradesco, Safra and Banco do Brasil for granting loans to their customers, through intervention with their financial institutions, with the aim of enabling and encouraging the sale of goods in their stores. In this type of sale, the subsidiary Via Varejo has ultimate responsibility for the settlement of loans and the credit risk of the operation.

•       There are no amounts receivable that are individually, higher than 5% of accounts receivable or sales, respectively.

(ii)     Interest rate risk

The Company and its subsidiaries raise loans and financing with major financial institutions for cash needs for investments and growth. As a result, the Company and its subsidiaries are, mainly, exposed to relevant interest rates fluctuation risk, especially in view of derivatives liabilities (foreign currency exposure hedge) and CDI-pegged debt, The balance of cash and cash equivalents, indexed to CDI, partially offsets the interest rate risk.

(iii)    Exchange rate risk

The Company and its subsidiaries are exposed to exchange rate fluctuations, which may increase outstanding balances of foreign currency-denominated borrowings. The Company and its subsidiaries use derivatives, such as swaps, with a view to mitigating the exchange exposure risk, converting the cost of debt into currency and domestic interest rates.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.1.   Considerations on risk factors that may affect the business of the Company and its subsidiaries – continued

(iv)    Capital risk management

The main objective of the Company’s capital management is to ensure that the Company sustains its credit rating and a well-defined equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

There were no changes as to objectives, policies or processes during the year ended December 31, 2016.

	Parent company		Consolidated
	12.31.2016	12.31.2015	12.31.2016	12.31.2015
Cash and cash equivalents	4,496	2,247	5,112	11,015
Suppliers - structured program (**)	-	-	-	(1,055)
Borrowings and financing	(5,538)	(4,105)	(5,869)	(7,978)
Other liabilities with related parties (note 12.2 and 18.2 (i)) (*)	(149)	-	(149)	(364)

(*)On 2015 represents loans of CDiscount with Casino Finance International S.A. (“Polca”), and on 2016 represents loans with Greenyellow.

(**)Suppliers – structured program refers to financial liabilities with suppliers which due dates were extended during the ended exercicise at December 31 ,2016 and 2015. Due to characteristics of commercial negotiations between suppliers and the Via Varejo, these financial liabilities were included in antecipatin of receivables’ programs with banks, utilizing Via Varejo´s credit lines, with implied financial cost of 112.3% of CDI (108.4% of CDI at December 31, 2015). The management understands that this transaction has specific nature and classifies separately from the “Suppliers” account.

(v)     Liquidity risk management

The Company manages liquidity risk through the daily follow-up of cash flows, control of maturities of financial assets and liabilities, and a close relationship with the main financial institutions.

The table below summarizes the aging profile of the Company’s financial liabilities as at December 31, 2016 and December 31, 2015.

a)     Parent company

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	2,105	670	17	2,792
Debentures	778	2,302	-	3,080
Derivatives	183	119	(1)	301
Finance lease	57	181	160	398
Trade payables	5,091	-	-	5,091
Total	8,214	3,272	176	11,662

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.1.   Considerations on risk factors that may affect the business of the Company and its subsidiaries – Continued

 (v)  Liquidity management risk – Continued

b) Consolidated

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	2,307	775	115	3,197
Debentures	778	2,302	-	3,080
Derivatives	186	125	(1)	310
Finance lease	61	192	169	422
Trade payables	7,232	-	-	7,232
Acquisition of non-controlling shareholders participation	7	-	-	7
Total	10,571	3,394	283	14,248

(vi)    Derivative financial instruments

Certain swap operations are classified as fair value hedge, whose objective is to hedge against foreign exchange exposure (Euros and U.S. dollars) and fixed interest rates, converting the debt into domestic interest rates and currency.

At December 31, 2016 the reference value of these contracts were R$1,768 (R$2,760 at December 31, 2015). These operations are usually contracted under the same terms of amounts, maturities and fees, and carried out with the same financial institution, observing the limits set by Management.

According to the Company’s treasury policies, swaps cannot be contracted with restrictions (“caps”), margins, as well as return clauses, double index, flexible options or any other types of transactions different from traditional “swap” operations to hedge against debts.

The Company’s internal controls were designed so that to ensure that transactions are conducted in compliance with this treasury policy.

The Company calculates the effectiveness of operations and hedge accounting is applied on inception date and on continuing basis. Hedge operations contracted in the year ended  December 31, 2016 were effective in relation to the covered risk. For derivative transactions qualified as hedge accounting, according to technical pronouncement CPC 38 (IAS 39), the debt, which is the hedge object, is also adjusted at fair value.

		Consolidated
		Notional value		Fair value
		12.31.2016	12.31.2015	12.31.2016	12.31.2015
Fair value hedge
Purpose of hedge (debt)		1,768	2,760	1,666	3,512

Long position (buy)
Prefixed rate	TR+9.80% per year	127	131	134	131
US$ + fixed	2.63% per year	1,421	2,410	1,362	3,219
EUR + fixed	1.94% per year	220	219	176	208
		1,768	2,760	1,672	3,558
Short position (sell)
	102.69% per year	(1,768)	(2,760)	(1,839)	(2.838)
Net hedge position		-	-	(167)	720

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.1.   Considerations on risk factors that may affect the business of the Company and its subsidiaries – Continued

(vi)    Derivative financial instruments - continued

Realized and unrealized gains and losses on these contracts during the year ended December 31, 2016 are recorded in financial income (expenses), net and the balance receivable at fair value is R$167 (R$720 as at December 31, 2015), recorded in line item  “Borrowings and financing”.

The effects of the fair value hedge recorded in the statement of profit or loss for the year ended December 31, 2016 were a gain of R$722 (gain of R$462 as at December 31, 2015).

(vii)   Fair values of derivative financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Fair values are calculated by projecting the future cash flows of operations, using the curves of CDI and discounting them to present value, using CDI market rates for swaps both disclosed by BM&FBovespa.

The market value of exchange coupon swaps versus CDI rate was obtained applying market exchange rates effective on the date of Financial statements are drawn up and rates are projected by the market calculated based on currency coupon curves, In order to calculate the coupon of foreign currency indexed-positions, the straight-line convention - 360 consecutive days was adopted and to calculate the coupon of CDI indexed-positions, the exponential convention - 252 business days was adopted.

18.2.   Sensitivity analysis of financial instruments

According to the Management’s assessment, the most probable scenario is what the market has been estimating through market curves (currency and interest rates) of BM&FBovespa, on the maturity dates of each operation, Therefore, in the probable scenario (I), there is no impact on the fair value of financial instruments. For scenarios (II) and (III), , for the sensitivity analysis effect, according to CVM rules, a deterioration of 25% and 50% was taken into account, respectively, on risk variables, up to one year of the financial instruments.

For the probable scenario, exchange rate weighted was R$3.44 on the due date, and the interest rate weighted was 12.35% per year.

In case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating effects are not significant, see note 18.2 (i).

The Company disclosed the net exposure of the derivatives financial instruments, corresponding financial instruments and certain financial instruments in the sensitivity analysis chart below, for each of the scenarios mentioned:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.2.   Sensitivity analysis of financial instruments - continued

(i)      Other financial instruments

			Market projection
Operations	Risk (CDI variation)	Balance at 12.31.2016	Scenario I	Scenario II	Scenario III

Fair value hedge (fixed rate)	101.44% do CDI	(125)	(182)	(187)	(192)
Fair value hedge (exchange rate)	102.69% do CDI	(1,714)	(2,126)	(2,160)	(2,194)
Debentures	107% do CDI	(939)	(1,055)	(1,084)	(1,113)
Certificate of Agribusiness Receivables	97.50% do CDI	(1,017)	(1,138)	(1,169)	(1,199)
Promissory note	108.00% do CDI	(530)	(606)	(625)	(643)
Bank loans - CBD	107.16% do CDI	(1,128)	(1,283)	(1,322)	(1,361)
Leases	100.19% do CDI	(74)	(83)	(85)	(87)
Leases	95.31% do CDI	(88)	(99)	(102)	(105)
Leases	100.00% do CDI	(8)	(9)	(9)	(10)
Bank loans - Barcelona	108.00% do CDI	(174)	(199)	(206)	(212)
Total borrowings and financing exposure		(5,797)	(6,780)	(6,949)	(7,116)

Cash and cash equivalents (*)	98.26% do CDI	4,697	5,277	5,422	5,567
Net exposure		(1,100)	(1,503)	(1,527)	(1,549)
Net effect - gain (loss)			(403)	(427)	(449)

(*) Weighted avarage

In adition the Company has the following transaction that don’t represent significative risks for sensitive test:

▪   The Company has a net exposure of US$15 million American dollars (between foringner suppliers and cahs applied abroad) and EUR€11 million euros, besides the negative investment balance at foreigner subsidiaries at EUR€6 million euros. The Company management do not prepared the sensitivity analyses related to cambial exposition because understand that the involving amounts there are no representative.

▪   In 2015 Company has a borrowing of R$ 364 with Casino’s group company Polca, this balance yelds EONIA  + 0.5% per year. Considering that part of that interest rate is post-fixed and not representative, Company is not exposed to relevant variation of this interest rate, with no sensibility analisis required.

▪   The Company has accounts payable to Greenyellow of R$149, referring to the acquisition of property aims the energy efficiency of the Company. The payment wiil occurs in 96 instalments with pre-fixed interest of 9% per year.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.3.   Fair value measurements

The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with CPC 46 (“IFRS13”), which refer to the concepts of measurement and disclosure requirements.

The fair values of cash and cash equivalents, trade receivables, short and long-term debt and trade payables are equivalent to their carrying amounts.

The table below presents the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, the fair value of which is disclosed in the financial statements:

	Carrying amount at 12.31.2016	Fair value at 12.31.2016	(*) Level
Financial instruments at fair value through profit (loss)
Cross-currency interest rate swaps	(177)	(177)	Level 2
Interest rate swaps	10	10	Level 2
Borrowings and financing (fair value)	(1,668)	(1,668)	Level 2
Borrowings and financing (amortized cost)	(4,034)	(3,986)	Level 2
Total	(1,169)	(1,121)

(*) Level 2: Fair value measurement at the end of the reporting period using other significant observable assumptions.

There were no changes between the fair value measurements levels in the year ended December 31, 2016.

Cross-currency and interest rate swaps and borrowings and financing are classified in level 2 since the fair value of such financial instruments was determined based on readily observable market inputs, such as expected interest rate and current and future foreign exchange rate.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.4.   Consolidated position of derivative transactions

The consolidated position of outstanding derivative transactions is presented in the table below:

Outstanding					Amount payable or receivable		Fair value
Description	Counterparties	Notional value	Contracting date	Maturity	12.31.2016	12.31.2015	12.31.2016	12.31.2015
Exchange swaps
registered with CETIP
(US$ x CDI)
	Banco Tokyo	US$ 75	1/14/2014	1/10/2017	61	110	59	113
	Banco JP Morgan	US$ 50	3/19/2014	3/21/2016	-	77	-	82
	Mizuho	US$ 50	10/31/2014	10/31/2017	38	70	37	69
	Citibank	US$ 85	11/21/2014	11/21/2016	-	109	-	112
	Banco Tokyo	US$ 75	1/2/2015	12/29/2016	-	94	-	98
	Citibank	US$ 5	1/28/2015	1/28/2016	-	6	-	7
	HSBC	US$ 100	2/25/2015	11/25/2016	-	100	-	102
	Bradesco	US$ 100	4/27/2015	4/24/2016	-	66	-	76
	Citibank (*)	US$ 50	4/10/2015	4/10/2017	-	38	-	37
	Citibank (*)	US$ 30	4/14/2015	4/17/2017	-	22	-	22
	Bank of America	US$ 40	9/14/2015	9/14/2017	(26)	(1)	(25)	-
	Banco Tokyo	US$ 50	7/31/2015	7/31/2017	(6)	26	(6)	26
	Scotiabank	US$ 50	9/30/2015	9/29/2017	(39)	(7)	(37)	(4)
	Agricole	EUR 50	10/7/2015	10/8/2018	(54)	(13)	(42)	(18)
	Itaú BBA	US$ 50	10/27/2015	1/17/2017	(60)	(3)	(61)	(1)
	Bradesco	US$ 50	3/3/2016	3/6/2017	(53)	-	(54)	-
	Scotiabank	US$ 50	1/15/2016	1/16/2018	(50)	-	(47)	-
Interest rate swap
registered with CETIP
(pre-fixed rate x CDI)
	Itaú BBA	R$ 21	11/11/2014	11/5/2026	1	-	2	-
	Itaú BBA	R$ 54	1/14/2015	1/5/2027	1	(1)	3	(1)
	Itaú BBA	R$ 52	5/26/2015	5/5/2027	2	-	4	-
					(185)	693	(167)	720

(*) At December 31, 2016 the balances of Via Varejo were in “assets held for sale and discontinued activities”, in accordance to note 35.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

19.     Taxes and contributions payable and taxes payable in installments

19.1.   Taxes and contributions payable and taxes payable in installments

	Parent Company		Consolidated
	12.31.2016	12.31.2015	12.31.2016	12.31.2015

PIS and COFINS	46	16	49	396
Provision for income tax and social contribution	-	3	10	52
ICMS	48	27	75	154
Withholding Income Tax	-	2	22	12
INSS	8	-	9	1
Others	1	9	3	135
	103	55	168	750

Taxes payable in installments - Law 11,941/09	621	644	624	644
Other	5	8	2	8
	626	652	626	652

Current	189	135	254	830
Noncurrent	540	572	540	572

(i)     Federal tax installment payment, Law 11,941/09 – The Law 11,941, was enacted on May 27, 2009, a special federal tax and social security debt installment program, for debts overdue until November 2008, and gave several benefits to its participants, such as reduction of fines, interest rates and legal charges, the possibility of utilization of accumulated tax losses to settle penalties and interest and payment in 180 months, use of restricted deposits linked to the claim to reduce the balance, besides of the fact that such reduction gains are not subject to IRPJ/CSLL/PIS/COFINS.

(ii)    Other – the Company filed request for tax installment payment according to the Incentive Tax Installment Payment Program (PPI). These taxes are adjusted by Special System for Settlement and Custody - SELIC and are payable in 120 months.

19.2.   Maturity schedule of taxes payable in installments in noncurrent liabilities:

In	Parent Company and Consolidated

2018	89
2019	82
2020	82
2021	82
2022	82
2023	82
As of 2024	41
Total	540

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

20.    Income tax and social contribution

20.1.   Income and social contribution tax expense reconciliation

	Parent Company		Consolidated
	12.31.2016	12.31.2015	12.31.2016	12.31.2015

Profit before income tax and social contribution	(489)	417	(47)	844
Credit (expense) of income tax and social contribution at the nominal rate of 25% for the Company and 34% for subsidiaries	122	(104)	(29)	(259)
Tax penalties	(19)	(7)	(26)	(11)
Share of profit of subsidiaries and associates	8	33	21	28
Interest on own capital (*)	(35)	-	13	-
Other permanent differences (nondeductible)	8	-	(3)	13
Effective income tax and social contribution	84	(78)	(24)	(229)

Income tax and social contribution for the period:
Current	(21)	(19)	(126)	(156)
Deferred	105	(59)	102	(73)
Deferred income tax and social contribution expense	84	(78)	(24)	(229)
Effective rate	17.18%	18.71%	-51.06%	27.13%

CBD does not pay social contribution based on a final and unappealable court decision in the past; therefore its nominal rate is 25%.

(*) Effect of income tax on interest on own capital paid by Sendas.

20.2.   Breakdown of deferred income tax and social contribution

	Parent Company		Consolidated
	12.31.2016	12.31.2015	12.31.2016	12.31.2015

Tax losses	32	-	112	232
Provision for risks	251	141	347	344
Provision for temporary difference write-off	-	-	-	(59)
Provision for derivative transactions taxed on a cash basis	(18)	(107)	(5)	(100)
Estimated loss on doubtful accounts	2	1	2	106
Provision for current expenses	11	5	23	68
Goodwill tax amortization	(37)	(10)	(531)	(595)
Present value adjustment	1	1	1	(12)
Lease adjustment	7	5	2	(48)
Mark-to-market adjustment	(6)	(2)	(8)	(2)
Fair value of assets acquired in business combination	-	-	-	(790)
Technological innovation – future realization	(16)	(18)	(16)	(18)
Depreciation of fixed assets as per tax rates	(80)	(25)	(81)	(20)
Provision of Morzan arbitration	-	50	-	50
Other	8	9	7	66
Deferred income tax and social contribution	155	50	(147)	(778)

Noncurrent assets	155	50	170	406
Noncurrent liabilities	-	-	(317)	(1.184)
Income tax and social contribution	155	50	(147)	(778)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

20.    Income tax and social contribution – Continued

20.2.   Breakdown of deferred income tax and social contribution – Continued

Management has prepared a technical feasibility study on the future realization of deferred tax assets, considering the probable capacity to generate taxable income in the context of the main variables of their business. This study was prepared based on information extracted from the strategic planning report previously approved by the Company’s Board of Directors.

The Company estimates to recover these deferred tax assets as follows:

Year	Parent Company	Consolidated

2017	124	136
2018	31	34
	155	170

20.3.   Movements in deferred income tax and social contribution

	Parent Company		Consolidated
	12.31.2016	12.31.2015	12.31.2016	12.31.2015
At the beginning of the period	50	56	(778)	(642)
Expense for the period – Continued activities	105	(59)	102	(73)
Expense for the period – Disontinued activities	-	-	11	(63)
Morzan arbitration (note 1.1)	-	50	-	50
Corporate restructuring	-	-	(4)	-
Cnova NV IPO cost (see note 25.9 (iii))	-	3	-	(46)
Exchange rate changes	-	-	(10)	29
Assets held to sale and discontinued activities (see note 35)	-	-	522	-
Other	-	-	10	(33)
At the end of the period	155	50	(147)	(778)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

21.    Accounts payable related to acquisition of companies

	Consolidated
	12.31.2016	12.31.2015

Interest acquisition in Assaí (a)	7	7
Interest acquisition in Sendas (b)	-	69
Interest acquisition in CD Colombia (c)	-	28
	7	104

Current liabilities	7	76
Noncurrent liabilities	-	28

a)     Refers to accounts payable due to the acquisition of noncontrolling interest in Assaí, subsidiary that operates in the “cash and carry” segment for the Group.

b)    Refers to accounts payable for the acquisition of noncontrolling interest in Sendas in December 2010, corresponding to 42.57% of the capital at the time the total amount of R$377. At December 31, 2015 one annual installment was remaining, recorded at present value, estimated to be adjusted by the IPCA, the last amortization will occur in July 2016.

c)    Refers to options put and call between subsidiary Cnova N.V and non-controlling shareholders that own 29% of e-commerce operation in Colombia. There are calculation rules for option price that points to the higher among market cotation, multiples and discounted cash flow. The vesting is on November 1, 2017. This option was calcelled at December 31, 2016, according to note 25.8.

22.    Provision for risks

The provision for risks is estimated by the Company’s management, supported by its legal counsel. The provision was recognized in an amount considered sufficient to cover probable losses.

22.1. Parent Company

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2014	40	190	168	72	13	483
Additions	15	10	23	42	22	112
Payments	-	-	(59)	(10)	(6)	(75)
Reversals	-	(34)	(6)	(54)	(16)	(110)
Inflation adjustment	3	21	24	16	3	67
Payment of installments	5	-	2	5	1	13
Balance at December 31, 2015	63	187	152	71	17	490

Additions	36	227	117	44	20	444
Payments	-	-	(21)	(13)	(5)	(39)
Reversals	-	(9)	(18)	(35)	(16)	(78)
Inflation adjustment	10	23	24	13	4	74

Balance at December 31, 2016	109	428	254	80	20	891

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

22.  Provision for risks - continued

22.2.      Consolidated

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2014	79	510	521	201	33	1,344

Additions	25	23	371	312	37	768
Payments	-	(10)	(187)	(139)	(15)	(351)
Reversals	(8)	(138)	(179)	(191)	(29)	(545)
Inflation adjustment	7	33	68	52	8	168
Transfers	-	(9)	2	7	-	-
Exchange rate changes	-	5	1	6	-	12

Balance at December 31, 2015	103	414	597	248	34	1,396

Additions	91	325	680	291	35	1,422
Payments	-	(29)	(251)	(125)	(10)	(415)
Reversals	(4)	(19)	(153)	(140)	(26)	(342)
Inflation adjustment	14	38	79	38	6	175
Exchange rate changes	-	(2)	(2)	(8)	-	(12)
Reclassification of asset available to sell (see Note 1.5)	(56)	(141)	(648)	(195)	(7)	(1,047)

Balance at December 31, 2016	148	586	302	109	32	1,177

22.3. Tax

As per prevailing legislation, tax claims are subject to monetary indexation, which refers to an adjustment to the provision for tax risks according to the indexation rates used by each tax jurisdiction. In all cases, both the interest charges and fines, when applicable, were computed and fully provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

22.3.1.     COFINS and PIS

Since the noncumulative regime to calculate PIS and COFINS has been used, the Company and its subsidiaries have challenged the right to deduct ICMS from the base of these two contributions and other less important matters. The amount accrued as at December 31, 2016 is R$204, being R$148 for continued activities and R$56 for discontinued activities (R$103 as at December 31, 2015). Related to “assets held to sale and discontinued activities” the amount is R$56.

22.3.2.     Tax

The Company and its subsidiaries have other tax claims, which after analysis by its legal counsel, were considered as probable losses and accrued by the Company. These refer to: (i) tax assessment notices related to purchase, industrialization and sale of soybean and byproducts exports (PIS, COFINS and IRPJ); (ii) challenge on the non-application of the Accident Prevention Factor - FAP for 2011; (iii) challenge on the Poverty Fighting Fund established by the Rio de Janeiro State Government; (iv) challenges on purchases from suppliers considered not qualified in the State Finance Department registry, error in application of rate and accessory  obligations by State tax authorities; (v) no compensation of homologation (vi) other less relevant issues.

The amount accrued for these matters as at December 31, 2016 is R$408, being R$356 for continued activities and R$52 for discontinued activities (R$121 as at December 31, 2015).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

22.    Provision for risks – Continued

22.3.2.     Tax - continued

ICMS

The Federal Supreme Court ("STF") on October 16, 2014 decided that ICMS taxpayers that trade products included in the “basked of food staples” have no right to fully utilize the ICMS credits. The Company, with the assistance of its legal counsel, decided that it would be an appropriate procedure to record a provision for this matter amounting to R$153 as at December 31, 2016 (R$128 as at December 31, 2015) since this claim is considered a “probable” loss. The amounts accrued represent Management’s best estimate of the probable cash disbursement to settle this claim.

Additionally, among the contingent liabilities not accrued there are cases fined for the Tax Office of Estate of São Paulo related to the refund of tax replacement without proper compliance with accessory obligations introduced by CAT Administrative Rule 17, considering the last court proceedings the Company accrued R$138 in 2016 related to management estimation of probable of lose effect, related to trial phase.

22.3.3.      Supplementary Law 110/2001

The Company claims in court the eligibility to not pay the contributions provided for by Supplementary Law 110/01, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount as at December 31, 2016 is R$77 (R$62 as at December 31, 2015).

22.3.4.      Others contingent tax liabilities - Via Varejo

Provisions for contingent tax liabilities were recorded as a result of the business combination with Via Varejo, as required by CPC 15 (IFRS 3). As at December 31, 2016, the recorded amount related to contingent tax liabilities is R$89 (R$84 as at December 31, 2015).

These accrued claims refer to administrative proceedings related to the offset of tax debts against credits from the contribution levied on coffee exports.

22.3.5.      Others contingent tax liabilities - Bartira

At the end of the period September 30, 2016, the Company reversed the most of contingencies arising of business combination of Bartira, in 2013. The amount reversed is composed for R$6 of tax contingence and R$11 of labor contingence, totalizing R$17. The remaining balance at December 31, 2016 is R$1 (R$18 in December 31, 2015);

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

22.    Provision for risks – Continued

22.4.          Labor

The Company and subsidiaries are parties to various labor lawsuits mainly due to termination of employees in the ordinary course of business. At December 31, 2016, the Company recorded a provision amount of R$950, being R$302 for continued activities and R$648 for discontinued activities (R$597 as at December 31, 2015) related to the potential risk of loss on these lawsuits. Management, with the assistance of its legal counsel, assesses these claims recording a provision for losses when reasonably estimable, based on past experiences in relation to the amounts claimed. Labor claims are indexed to rate according to a table available by TST (“the Brazilian Supreme Labor Court”), plus monthly interest of 1%.

22.5.      Civil and others

The Company and its subsidiaries are parties to civil lawsuits at several court levels (indemnities and collections, among others) and at different courts. The Company’s management records provisions in amounts considered sufficient to cover unfavorable court decisions, when its legal counsel considers the loss as probable.

Among these lawsuits, we point out the following:

•          The Company and its subsidiaries are parties to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company recognizes a provision for the difference between the amount originally paid by the stores and the amounts pleaded by the adverse party (owner of the property) in the lawsuit, when internal and external legal counsel consider that it is probable that the rent amount will be changed by the entity. As at December 31, 2016, the amount accrued for these lawsuits is R$121, being R$49 for continued activities and R$72 for discontinued activities (R$45 as at December 31, 2015), for which there are no escrow deposits.

•          Company and its subsidiaries answer to legal claims related to penalties applied by regulatory agencies, from the federal, state and municipal administrations, among which Consumer Protection Agencies ( Procon ) , National Institute of Metrology, Standardization and Industrial Quality (INMETRO) and Municipalities. Company supported by its legal counsel, revises that claims, recording a provision according to probable cash expending and estimative of loss .On December 31, 2016 the amounting of this provision is R$ 39, being R$32 for continued activities and R$7 for discontinued activities (R$34 on December 31,2015).

•          The subsidiary Via Varejo is a party to lawsuits involving consumer relationship rights (civil actions and assessments from PROCON) and lawsuits involving contracts terminated with suppliers and the amount claimed in these lawsuits totals R$58 as at December 31, 2016 (R$64 as at December 31, 2015).

Total civil lawsuits and others as at December 31, 2016 amount to R$343, being R$141 for continued activities and R$202 for discontinued activities (R$282 as at December 31, 2015).

22.6.      Other non-accrued contingent liabilities

The Company has other litigations which have been analyzed by the legal counsel and considered as possible, therefore, have not been accrued. In this process, there are litigations related to charges of differences in IRPJ payment, whose the Company, on management and legal assessment, has the right of compensation your older and actual shareholders, supposedly due related to years from 2007 to 2013, under allegation that had improper deduction of goodwill amortizations paid.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

22.        Provision for risks – Continued

22.6.      Other non-accrued contingent liabilities – Continued

The involved amount is R$1,141 in December 31, 2016 (R$1,046 in December 31, 2015),classified at possible loss and exist other part classified at remote loss. Additionally, the possible litigations balance without compensation totaling a up to date amount of R$12,221, being R$10,736 for  continued activities and R$1,485 for discontinued activities at December 31, 2016 (R$11,671 in December 31, 2015), and are principally related to:

•       INSS (Social Security Contribution) – GPA was assessed for non-levy of payroll charges on benefits granted to its employees, among other matters, for which possible loss amounts to R$421, being R$389 for continued activities and R$32 for discontinued activities as December 31, 2016 (R$410 as at December 31, 2015). The lawsuits are under administrative and court discussions.

•       IRPJ, withholding income tax - IRRF, CSLL, tax on financial transactions - IOF, withholding income tax on net income, ILL – GPA has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions, payment divergences and overpayments; fine for failure to comply with accessory obligations, among other less significant taxes.Among those claims, there are one tax assessment related to the tax deductin of goodwill in the years of 2012 and 2013, originated by the acquisition of Ponto Frio (goodwill Mandala) accrued in the year of 2009. The restated amount of the assessment notice correspond to R$79 of incometax and social contribution (R$72 at December 31, 2015). The lawsuits await administrative and court ruling. The amount involved is R$1,192, being R$1,052 for continued activities and R$140 for discontinued activities as December 31, 2016 (R$1,010 as at December 31, 2015).

•       COFINS, PIS, provisional contribution on financial transactions – CPMF and IPI – the Company has been challenged about offsets of COFINS and PIS against IPI credits – inputs subject to zero rate or exempt – acquired from third parties with a final and unappealable decision, other requests for offset, collection of taxes on soybean export operations, tax payment divergences and overpayments; fine for failure to comply with accessory obligations, disallowance of COFINS and PIS credits on one-phase products, among other less significant taxes. These lawsuits await decision at the administrative and court levels. The amount involved in these assessments is R$2,532, being R$2,140 for continued activities and R$392 for discontinued activities as December 31, 2016 (R$2,270 as at December 31, 2015).

•       ICMS – GPA received tax assessment notices by the State tax authorities regarding: (i) utilization of electric energy credits; (ii) purchases from suppliers considered not qualified in the State Finance Department registry; (iii) levied on its own operation of merchandise purchase (own ICMS)) – article 271 of ICMS by-law; (iv) resulting from sale of extended warranty, (v) resulting from financed sales; and (vi) among other matters. The total amount of these assessments is R$6,832, being R$6,269 for continued activities and R$563 for discontinued activities as December 31, 2016 (R$6,765 as at December 31, 2015), which await a final decision at the administrative and court levels.

•       Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), Fees, and others – these refer to assessments on withholdings of third parties, IPTU payment divergences, fines for failure to comply with accessory obligations, ISS – reimbursement of advertising expenses and sundry taxes, in the amount of R$292, being R$165 for continued activities and R$127 for discontinued activities as December 31, 2016 (R$387 as at December 31, 2014), which await decision at the administrative and court levels.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

22.      Provision for risks – Continued

22.6.      Other non-accrued contingent liabilities – Continued

•       Other litigations – these refer to administrative proceedings and lawsuits in which the Company pleads the renewal of rental agreements and setting of rents according to market values and actions in the civil court, special civil court, Consumer Protection Agency  - PROCON (in many States), Institute of Weights and Measure - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, among others, amounting to R$952, being R$721 for continued activities and R$231 for discontinued activities as December 31, 2016 (R$829 as at December 31, 2015).

•       The Company engages external attorneys to represent it in the tax assessments received, whose fees are contingent upon a percentage to be applied to the amount of success in the final outcome of these lawsuits. This percentage may vary according to qualitative and quantitative factors of each claim, and as at December 31, 2016 the estimated amount, in case of success in all lawsuits, is approximately R$168, being R$155 for continued activities and R$13 for discontinued activities (R$100 as at December 31, 2015).

22.7.      Restricted deposits for legal proceedings

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court restricted deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

The Company has recorded restricted deposits in the assets.

Judicial deposits	Parent Company		Consolidated
	12.31.2016	12.31.2015	12.31.2016	12.31.2015

Tax	120	101	181	210
Labor	383	329	414	711
Civil and other	17	18	26	44
Regulatory	14	11	40	34
Total	534	459	661	999

22.8. Guarantees

Lawsuits	Real estate	Guarantee	Total
	851 3 - 9	6,867 26 53 111	7,718 29 53 120

Tax
Labor
Civil and other
Regulatory
Total	863	7,057	7,920

The cost of guarantees is approximately 0.93% per year of the amount of the lawsuits and is recorded as expense.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

22.      Provision for risks – Continued

22.9.      Share of Cnova N.V. minoritaries

The associate Cnova. N.V., some of yours old and actual directors, and the subscribers of the initial public offer of Cnova N.V. – IPO, was mentioned in a lawsuit at South District Court of New York – United States, related to the internal revision, concluded in July 22, 2016, conducted by Cnova N.V.,Cnova Brasil and yours assessors, mentioned at note 1.5. As result of this lawsuit, Cnova N.V., will be incur in expenses (including, no limiting, legal fees and others fees of consultants and obligation to indemnify some old and actual directors, and the subscribers of the share public offer that are, or can be part or involving this subject). The Company and your subsidiary Cnova are unable, at this moment, to predict the extension of potential responsibility in these subjects, including, if there is, parallel lawsuit that can be taking by Securities and Exchange Commission as result of the facts of this subject or of internal review conduced by Cnova N.V., Cnova Brasil and your assessors.

23.      Leasing transactions

23.1.Operating lease

(i)     Minimum rental payments on the agreement termination date

Via Varejo has rental lease agreements that in the analyzed of the Company's management are considered as non-cancelable in the amount of R$666 in the year ended at December 31, 2016 (R$599 at December 31, 2015)

(ii)       The Company analyzed and concluded that the rental agreements are cancelable over their duration. In case of termination, minimum payments will be due as a termination fee, which can vary from 1 to 12 months of rental or a fixed percentage of the contractual balance.

	Parent Company		Consolidated
	12.31.2016	12.31.2015	12.31.2016	12.31.2015
Minimum rental payments
Minimum payments on the termination date (*)	309	245	339	746
	309	245	338	746

(*) Via Varejo has lease agreements with minimum payout in the amount of R$473 at December 31, 2016 (R$441 at December 31, 2015). Only the amount in 2015 is presented in the table above.

(iii)    Contingent payments

Management considers the payment of additional rents as contingent payments, which vary between 0.1% and 4.5% of sales.

	Parent Company		Consolidated
Expenses (Income) for the period	12.31.2016	12.31.2015	12.31.2016	12.31.2015
Contingent payments	437	352	504	531
Non contingent payments	228	137	368	230
Sublease rentals (*)	(127)	(147)	(145)	(215)

(*) Refers to lease agreements receivable from commercial shopping malls.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

23.    Leasing transactions – Continued

23.2.   Finance lease

Finance lease agreements amounted to R$215 as at December 31, 2016 (R$264 as at December 31, 2015), as shown in the table below:

	Parent Company		Consolidated
	12.31.2016	12.31.2015	12.31.2016	12.31.2015
Financial lease liability –minimum rental payments:
Up to 1 year	38	30	41	44
1 - 5 years	138	91	144	157
Over 5 years	27	26	30	63
Present value of finance lease agreements	203	147	215	264

Future financing charges	195	179	207	238
Gross amount of finance lease agreements	398	326	422	502

24.    Deferred revenue

The Company and its subsidiary Via Varejo received in advance amounts from business partners on exclusivity in the intermediation of additional or extended warranties services, and the subsidiary Barcelona received in advance amounts for the rental of back lights for exhibition of products from its suppliers.

The amounts related Via Varejo are presented in the line “assets held to sale and discontinued activities”.

	Parent Company		Consolidated
	12.31.2016	12.31.2015	12.31.2016	12.31.2015

Additional or extended warranties (note 24.2)	35	42	35	777
Bradesco agreement (note 24.3)	-	-	-	699
Swap agreement	-	-	12	65
Services rendering agreement - Allpark	15	16	15	16
Back lights	-	-	85	36
Spread BCA - Customers base exclusivity (5 years)	-	-	-	6
Future revenue term (note 24.1)	100	-	100	-
Others	1	2	1	44
	151	60	248	1,643

Current	127	28	224	420
Noncurrent	24	32	24	1,223

24.1.   Future revenue agreement

Company signed a agreement to sell a distribution center receiving R$100 as advance payment. Once contingent conditions are fulfilled the sale will be recognized as R$176 of net sale and R$40 in net income.

Assets held to sale and discontinued actitivities: whose liabilities were reclassified:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

24.    Deferred revenue - continued

24.2.Agreement entered into with Zurich Minas Brasil Seguros S.A. (“Zurich”)

On August 29, 2014, the subsidiary Via Varejo entered into new agreements with Zurich for the sale of extended warranty at Casas Bahia and Ponto Frio stores. The agreement is effective for eight years.

On December 16, 2016 the subsidiary Via Varejo entered into new agreement with Zurich for the sale of insurance as defined in clauses, the anticipated amount received by Via Varejo was R$ 254 and R$ 16 to Cnova Brasil. The agreement is effective until 2024.

On November 9, 2016 the subsidiary Via Varejo entered into new agreement with Zurich for the rendering multiples services intermediated by USS, which paid R$57 to Via Varejo and R$3 to Cnova Brasil as consideration by the exclusivity clause. The agreement is effective until November 14, 2022.

24.3.   Agreement entered into with Bradesco

On December 4, 2015, Via Varejo signed in a financial rendering services agreement with Banco Bradesco S.A and Banco Bradescard S.A (jointly, “Bradesco”) effective until August 28, 2029. The agreement amends and includes clauses in the former signed agreement between the parties, at that time Casa Bahia Comercial and Bradesco, on November 10, 2006. The agreement stablishes (i) conditions on co-branded credit cards offering and other related financial services related to “Casas Bahia” brand; and (ii) general rules applicable to financial rendering services, bank agency, and direct credit to consumer. The total amount of R$ 704 corresponding to the transaction is part anticipated commission in the amount of R$550 and additional remuneration of R$ 154.

The amount received R$ 550 will be recognized when the contractual performance conditions are fulfilled and must be settled in the next 9 years, as well as additional remuneration R$ 154, as determined by the agreement, being R$74 until 2020 and R$80 until 2021.

On September 22, 2016, Cnova Brasil signed in a financial rendering services agreement with Bradesco effective until August 28, 2029. The agreement stablishes (i) conditions on co-branded credit cards offering and other related financial services related to “Casas Bahia” brand on e-commerce. At the agreement date the total amount of R$ 60 was anticipated and will be recognized when the contractual performance conditions are fulfilled.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

25.    Shareholders’ equity

25.1.   Capital stock

The subscribed and paid-up capital as at December 31, 2016 is represented by 266,076 (265,702 as at December 31, 2015) in thousands of registered shares with no par value, of which 99,680 in thousands of common shares as at December 31,2016 (99,680 as at December 31, 2015) and 166,396 in thousands of preferred shares as at December 31, 2016 (166,022 as at December 31, 2015).

The Company is authorized to increase its capital stock up to the limit of 400,000 (in thousands of shares), regardless of any amendment to the Company’s Bylaws, upon resolution of the Board of Directors, which will establish the issue conditions.

•         At the Board of Directors’ Meetings held on February 24, 2016, March 22, 2016, May 9, 2016, July 27, 2016, October 27, 2016 and December 15, 2016  were approved capital increases in the amount R$5 (R$14 on December 31, 2015) through  the issue of 374 thousands preferred shares (418 thousands of preferred shares on December 31,2015).

25.2.   Share rights

The preferred shares do not have voting rights, assuring to its owners the following rights and advantages: (i) priority in the capital reimbursement in case of Company´s liquidation, (ii) priority in the receipt of annual minimum dividend in the amount of R$0.08 per share, non-cumulative; (iii) priority in the receipt of dividend 10% higher than the dividend attributed to the common shares, including for the purposes of the calculation the amount paid in item (ii) above.

When any related party purchases shares of the Company’s equity share capital (treasury shares), the remuneration paid, including any directly attributable incremental costs, is deducted from equity, and are recorded as treasury shares until the shares are cancelled or reissued. When these shares are subsequently reissued, any remuneration received, net of any directly attributable incremental transaction costs, is included in equity. No gain or loss is recognized on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

25.3.   Granted options

The “options granted” account recognizes the effects of the Company’s executives’ share-based payments under technical pronouncement CPC 10 (R1) (IFRS 2) – Share-based payment.

25.4.   Earnings reserve

(i)    Legal reserve: this is created based on appropriations of 5% of net income of each year, limited to 20% of the capital.

(ii)   Expansion reserve: this is created based on appropriations of the amount determined by shareholders to reserve funds to finance additional fixed and working capital investment through the allocation of up to 100% of the net income remaining after the appropriations determined by law and supported by capital budget, approved at shareholders’ meeting.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

25.    Shareholders’ equity - Continued

25.5.   Stock option plan for preferred shares

On May 9, 2014, our shareholders approved at the Extraordinary General Meeting (i) the discontinuation of Plan Shares Option "Actions with Sugar" ("Former Stock Option Plan"), approved in the Extraordinary General Meeting held on December 20th 2006, for new grants of options, subject to the options already granted to remain in force under the same terms and conditions; (ii) the creation of the Stock Option Plan and its respective standard grant agreement ("Option Plan"); and (iii) the creation of the Remuneration Plan Share Purchase Option and its standard grant agreement ("Compensation Plan" and, together with the Former Option Plan and the Stock Option Plan, the "Plans")

The following describes our compensation plans that were in effect in the last fiscal year ended December 31, 2013 (with current options at December 31, 2016) and the two planes of the current fiscal year:

Former Option Plan

Our Former Option Plan is administered by a committee elected by our Board of Directors, called Stock Option Plan Administration Committee of Stock Option ("Stock Option Committee"). This committee determined the employees to be included with stock options, based on their roles, responsibilities and performance, defining the applicable conditions.

Our Stock Option Committee developed annual series of grant of options. Each grant serie received a serial number beginning with the letter A. For the fiscal year ended December 31, 2016, were in force options granted of Series A7 Former Option Plan.

Options were classified as follows: “Silver” and “Gold”, what means that they could have different exercise prices.

The exercise price for the Silver-type option will correspond to the average of closing price of the Company preferred shares occurred over the last 20 trading sessions of BM&FBOVESPA, prior to the date on which the Committee resolves on the granting of option. After calculating the exercise price a 20% discount was applied on it. The price for the Gold-type option will correspond to R$0.01. In both cases, the prices will not be restated.

The Stock Option Committee approved new criterias to calculate the reducer or accelerator index of the number of options granted classified as “Gold” in each series of the Stock Option Plan, according to the analysis of compliance with the concept of return on invested capital (ROIC). In accordance to item 3.3 of former option plan, the committee decided that the reducer or accelerator index of number of options classified as “GOLD” of series A6 and A7 would be calculated according Return on Capital Employed (ROCE) of CBD.

There is no limit for reduction or acceleration in this new criterion approved. Upon option vesting, the average ROIC/ROCE of the last three fiscal years will be calculated, compared to ROIC/ROCE calculated upon granting of each series.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

25.    Shareholders’ equity - Continued

25.5.   Stock option plan for preferred shares - continued

Former Option Plan - continued

As a general rule of the Former Stock Option Plan, which may be altered by the Stock Option Committee in each series, the option vesting right will be granted between 36th and the 48th month as of the signature date of related adhesion agreement and the beneficiary will be entitled to acquire 100% of shares whose option was grated (considering, the reducer or accelerator of “Gold” options approved by the Stock Option Plan Cometee at 35th month after grant options).

The options granted under the Stock Option Plan may be exercised in whole or in part, it is worth noting that "Gold" options are additional to "Silver" and thus the "Gold" options may only be exercised jointly with "Silver" options.

The price on the exercise of options granted under the Stock Option Plan shall be fully paid in local currency by beneficiary, and the exercise price must be paid in first installment, due  30 days after the subscription date of their shares.

Compensation Plan

The Compensation Plan is administered by the Board of Directors, which established the Human Resources Committee and the Company's Compensation the grant attribution and the administration of the Compensation Plan (the "Committee").

Committee members will meet for the option grant Compensation Plan series and whenever necessary, decide on questions arising on the Compensation Plan. Each series of the granting of stock options will receive the letter "B" followed by a number. In the fiscal year ended December 31st, 2016, were in force options granted B1, B2 and B3 Series of the Compensation Plan.

The options granted to a participant will not be exercisable for a period of 36 (thirty six) months from the date of grant ("Grace Period"), and may only be exercised in the period beginning on the first day of the 37 (thirty-seventh) month from the date of grant, and ends on the last day of the 42 (forty-second) month from the date of grant ("Exercise Period"), except as provided for in exceptions Compensation Plan

The participant may exercise their total purchase options or in part, in one or more times, since for each year submit the option exercise term during the Exercise Period.

The exercise price of each stock option granted under the Compensation Plan should correspond to R$0.01 (one cent) ("Exercise Price").

The exercise price of the options shall be paid in full in local currency by check or wire transfer available to the bank account held by the Company, in the tenth (10th) day preceding the date of acquisition of the shares.

The Participant shall be disqualified for a period of 180 (one hundred and eighty) days from the date of acquisition of the shares, directly or indirectly, sell, assign, exchange, dispose of, transfer, grant to the capital of another company, grant option, or even celebrate any act or agreement which results or may result in the sale, directly or indirectly, costly or free, all or any of the shares acquired by the exercise of the purchase option under the option Plan.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

25.  Shareholders’ equity - Continued

25.5.   Stock option plan for preferred shares - continued

Compensation Plan - continued

The Company will promote the withholding of any applicable tax under Brazilian tax law, less the number of shares delivered to the participant amount equivalent to taxes withheld.

Option Plan

The Stock Option Plan will be administered by the Board of Directors, which established the Human Resources Committee and Compensation the grant attribution and the administration of the Stock Option Plan (the "Committee").

Committee members will meet for the option grant of the Option Plan series and, where necessary, to decide on the questions regarding the Stock Option Plan. Each series of the granting of stock options will receive the letter "C" followed by a number. In the fiscal year ended December 31st, 2016, was in force options granted C1, C2 and C3 Series Option Plan.

For each series of stock options granted under the Option Plan, the exercise price of each stock option shall be equivalent to 80% of the closing price of the trading average of the Company's preferred shares issued carried out in recent twenty (20) the BM&FBOVESPA SA - Securities, Commodities and Futures prior to the date of convening of the Committee meeting that decides upon the granting of the options that series ("Exercise Price").

Options granted to a Participant shall be exercisable for a period of 36 (thirty six) months from the Date of Grant ("Grace Period"), and may only be exercised in the period beginning on the first day of the 37 (thirty-seventh) months as from the date of the Grant, and ends on the last day of the 42 (forty-second) month as of the Date of Grant ("Exercise Period"), proviso the excpetions scheduled at compensation plan.

The Participant may exercise their total purchase options or in part, in one or more times, since for each year submit the Option Exercise Agreement during the Exercise Period.

The exercise price of the options shall be paid in full in local currency by check or wire transfer available to the bank account held by the Company, provided that the payment deadline will always be the tenth (10th) day preceding the date to acquire the shares.

Information on the stock option plans is summarized below:

		Price				Lot of shares
Series granted	Grant date	1st date of exercise	expiration date	At the grant date	End of the year	Number of shares granted (in thousands	Exercised	Not exercised by dismissal	Total in effect
Balance at December 31, 2015
Series A5 - Gold	5/31/2011	5/31/2014	5/31/2015	0,01	0,01	299	(285)	(14)	-
Series A5 - Silver	5/31/2011	5/31/2014	5/31/2015	54,69	54,69	299	(285)	(14)	-
Series A6 - Gold	3/15/2012	3/31/2015	3/31/2016	0,01	0,01	526	(490)	(36)	-
Series A6 - Silver	3/15/2012	3/31/2015	3/31/2016	64,13	64,13	526	(490)	(36)	-
Series A7 - Gold	3/15/2013	3/31/2016	3/31/2017	0,01	0,01	358	(171)	(35)	152
Series A7 - Silver	3/15/2013	3/31/2016	3/31/2017	80	80	358	(171)	(35)	152
Series B1	5/30/2014	5/30/2017	11/30/2017	0,01	0,01	239	(16)	(54)	169
Series C1	5/30/2014	5/30/2017	11/30/2017	83,22	83,22	239	(11)	(64)	164
Series B2	5/29/2015	6/1/2018	11/30/2018	0,01	0,01	337	(5)	(16)	316
Series C2	5/29/2015	6/1/2018	11/30/2018	77,27	77,27	337	-	(23)	314
						3,518	(1,924)	(327)	1,267

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

25.    Shareholders’ equity - Continued

25.5.   Stock option plan for preferred shares - continued

Option Plan – continued

		Price				Lot of shares
Series granted	Grant date	1st date of exercise	expiration date	At the grant date	End of the year	Number of shares granted (in thousands)	Exercised	Not exercised by dismissal	Total in effect
Balance at December 31, 2016
Series A6 - Gold	3/15/2012	3/31/2015	3/31/2016	0,01	0,01	526	(490)	(36)	-
Series A6 - Silver	3/15/2012	3/31/2015	3/31/2016	64,13	64,13	526	(490)	(36)	-
Series A7 - Gold	3/15/2013	3/31/2016	3/31/2017	0,01	0,01	358	(231)	(43)	84
Series A7 - Silver	3/15/2013	3/31/2016	3/31/2017	80	80	358	(230)	(43)	85
Series B1	5/30/2014	6/1/2017	11/30/2017	0,01	0,01	239	(27)	(58)	154
Series C1	5/30/2014	6/1/2017	11/30/2017	83,22	83,22	239	(11)	(84)	144
Series B2	5/29/2015	6/1/2018	11/30/2018	0,01	0,01	337	(75)	(32)	230
Series C2	5/29/2015	6/1/2018	11/30/2018	77,27	77,27	337	-	(55)	282
Series B3	5/30/2016	5/30/2019	11/30/2019	0,01	0,01	823	(165)	(28)	630
Series C3	5/30/2016	5/30/2019	11/30/2019	37,21	37,21	823	(10)	(28)	785

						4,566	(1,729)	(433)	2,394

Consolidated information of share-based payment plans – GPA

Company implemented two new shared based plans, B3 and C3 series, approved by the shareholders meeting on May 31, 2016.

According to the terms of the plans, each option offers to the beneficiary the right to acquire a preferred share. On both plans, there is a vesting period of 36 months from the date the Board of Directors approved the issuance of the series. The plans will be exercisable in until 36 months from the grant date. The condition for the exercise of the options is the beneficiary to stay as an employee. The series are different, exclusively, in the exercise price of the options and in the existence of a restriction of selling after vesting.

According to the plans, the options granted in each of the series may represent maximum 0.7% of the total shares issued by the Company. For these new series were granted 1,646 thousands options of shares.

At December 31, 2016 there were 233 treasury-preferred shares which may be used as guarantee for the options granted in the plan. The preferred share price at BM&FBovespa was R$54.75 per share.

The chart below shows the maximum percentage of interest dilution to which current shareholders will eventually be subject to in the event of exercise of all options granted:

	12.31.2016	12.31.2015

Number of shares	266,076	265,702
Balance of effective stock options granted	2,394	1,267
Maximum percentage of dilution	0.90%	0.48%

The fair value of each option granted is estimated on the granting date, by using the options pricing model “Black&Scholes” taking into account the following assumptions for the series B1 and C1: (a) expectation of dividends of 0.96%, (b) expectation of volatility of nearly 22.09% and (c) the risk-free weighted average interest rate of 11.70%.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

25.  Shareholders’ equity - Continued

Consolidated information of share-based payment plans – GPA - continued

The fair value of each option granted is estimated in the grant date using the Black & Scholes model, considering the following assumptions in series B2 and C2: (a) Dividends expectations of 1.37%; (b) volatility expectation of 24.34% and (c) interest rate of 12.72%.

The fair value of each option granted is estimated in the grant date using the Black & Scholes model, considering the following assumptions in series B3 and C3: (a) Dividends expectations of 2.50%; (b) volatility expectation of 30.20% and (c) interest rate of 13.25%.

The expectation of remaining average life of the series outstanding at December 31, 2016 is 1.84 year (1.75 year at December 31, 2015). The weighted average fair value of options granted at December 31, 2016 was R$43.06 (R$67.35 at December 31, 2015).

	Shares	Weighted average of exercise price	Weighted average of remaining contractual term	Intrinsic value added

At December 31, 2015
Granted during the year	674	38.64
Cancelled during the year	(117)	45.53
Exercised during the year	(418)	32.62
Outstanding at the end of the year	1,267	39.57	1.75	26,586
Total to be exercised at December 31, 2015	1,267	39.57	1.75	26,586

At December 31, 2016
Granted during the period	1,645	18.61
Cancelled during the period	(144)	40.40
Exercised during the period	(374)	13.39
Outstanding at the end of the period	2,394	29.21	1.84	69,198
Total to be exercised at December 31, 2016	2,394	29.21	1.84	69,198

As at December 31, 2016 there were options to be exercised in Series A7.

The amounts recorded in the Parent Company and Consolidated statement of profit or loss, as at December 31, 2016 were R$21 (R$11 as at December 31, 2015).

25.6.   Cumulative other comprehensive income

Cumulative other comprehensive income refers to : (i) Cumulative Translation Reserve, corresponding to cumulative effect of exchange gains and losses on the translation of assets, liabilities and profit (loss) in Brazilian reais, corresponding to the investment of CBD in subsidiary CDiscount. The effect in the Parent Company was R$88 and R$146 for non-controlling interests (R$86 in Parent Company and R$133 for non-controlling on December 31,2015).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

25.    Shareholders’ equity - Continued

25.7.   Transactions with non-controlling shareholders

In 2016 and 2015, the amounts recorded in the consolidated statement of changes in shareholders’ equity, as transactions with non-controlling interest referred to:

12.31.2016 (*)	Parent company	Non-controlling interest	Consolidated
Change in Cnova’s interest	(127)	127	-
Change in Cdiscount’s interest	1	7	8
Payment in shares exchange between Cnova N.V. by Cnova Brasil	(20)	(27)	(47)
Share of profit of associates on shares change effect at Cdiscount	14	-	14
Sale of subsidiary Cdiscount	(11)	45	34
Other transactions with non-controlling interest	5	13	18
	(138)	165	27
(*) See note 35

12.31.2015	Parent company	Non-controlling participation	Consolidated
Company reorganization and NPC debt (note 13.1(i))	(36)	-	(36)
Other transactions with non-controlling	(7)	(1)	(8)
	(43)	(1)	(44)

25.8.   Acquisition of participation in Cdiscount Colômbia

On July, 2016, the subsidiary Cnova N.V and its minority shareholders (Almacênes Éxito, holding 29%) entered into a new agreement in which Éxito will buy the remaining interest. As a consequence the amount of reciprocal call/put option were cancelled, resulting an impact on Company’s equity of R$28 (R$ 9 in parent company and R$ 19 in non-controlling shareholders.

25.9.   Effect in equity related to arbitral decision payment

As mentioned in note 1.1, in 2015, as per ICA decision the Company indemnified Morzan the amount of R$200(with R$150 effect in shareholders’s equity  and R$50 of income tax effect), as a consequence of not complying the terms of Share Purchase Agreement (“SPA”), signed in the acquisition of Globex, which provided the settlement of part of acquisition price in warrants (shares), with the guarantee over market price variation, which is determined in specific lock-up period.  The amount was recorded as a debit in the shareholders´ equity, since it relates to a settlement (which will be made in cash) of an indirect repurchase of a equity instrument (warranty) (guarantee of market price variation of the shares) granted to the previous controlling shareholders´ of Globex Utilidades S.A (Morzan) in connection with the SPA. In accordance with IAS 32, a reclassification of an equity instrument to liability should be accounted for based on fair value and any difference to the amounts previously recorded into the financial statements, should be recorded in shareholders´ equity.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

25.    Shareholders’ equity – Continued

25.10.  Dividends

At Annual and Extraordinary Shareholders’ Meeting (AGOE) held April 27, 2016, the shareholders approved management proposal of dividends payment related to the year ended December 31, 2015 in the amount of R$ 119, including anticipated dividends already declared. The amount correspond to R$0.4227404801 for a common share and R$0.4650142281 for preferred share.

Company’s bylaw establishes a minimum dividend of 25% of profit for the year. Company’s management proposed supplementary dividends except by anticipated dividends paid during 2015, thus Company approved on April 27, 2016, AGOE’s base date, the amount of R$4 corresponding to remaining dividends of the year 2015. The amount correspond to R$0.013703 for a common share and R$0.015073 for a preferred share. All the shares were entitled to dividends on April 27, 2016. As of April 28, 2016 the shares were negotiated “ex-rights” to the dividends payment date.

	Proposed dividends
	12.31.2016	12.31.2015

Profit (loss), net for the year	(482)	265
Legal reserve	-	(13)
Basis of dividends calculation	-	252
Mandatory minimum dividends – 25%	-	63

Additional propoused dividends	-	52
Payment of interim dividends	-	(115)
Dividends payable	-	-

25.11. Subsidiaries stock option plans

Plans – Via Varejo

Via Varejo has three programs purchase still existing stock options. The awarded program in 2014 includes (i) A1 and A2 series with an exercise price of R $ 19.98 and (ii) B1 and B2 series with an exercise price of R$ 0.01 . For the granted program in 2015, included plans are (i) A3 series with an exercise price of R$ 15.00 and (ii) B3 series with an exercise price of R$ 0.01. For the granted program in 2016, included plans are (i) A4 series with an exercise price of R$ 5.28, (ii) B4 series with an exercise price of R$ 0.01 and (iii) C1 series with an exercise price of R$ 0.01. A1, A2, B1, B2, A3, B3, A4 and B4 programs have vesting period of 36 months and C1 has vesting period of 25 months.

The total of expenses related to the programs of shares for the year ended December 31, 2016 relating to the plans was R$ 11 (R$9 at December 31, 2015).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

26.    Net sales of goods and/or services

	Parent Company		Consolidated
	12.31.2016	12.31.2015	12.31.2016	12.31.2015
Gross sales
Goods	27,950	24,537	45,267	40,519
Services rendered	274	272	294	355
Sales returns and cancellations	(529)	(501)	(592)	(632)
	27,695	24,308	44,969	40,242

Taxes	(2,168)	(1,843)	(3,515)	(3,044)
		-		-
Net sales	25,527	22,465	41,454	37,198

27.    Expenses by nature

	Parent Company		Consolidated
	12.31.2016	12.31.2015	12.31.2016	12.31.2015

Cost of inventories	(17,337)	(15,327)	(30,473)	(26,817)
Personnel expenses	(3,477)	(2,861)	(4,503)	(4,011)
Outsourced services	(453)	(305)	(587)	(523)
Functional expenses	(1,778)	(1,354)	(2,304)	(2,079)
Selling expenses	(704)	(643)	(953)	(951)
Other expenses	(447)	(285)	(564)	(430)
	(24,196)	(20,775)	(39,384)	(34,811)

Cost of goods and/or services sold	(18,599)	(16,342)	(31,933)	(28,123)
Selling expenses	(4,957)	(3,950)	(6,567)	(5,922)
General and administrative expenses	(640)	(483)	(884)	(766)
	(24,196)	(20,775)	(39,384)	(34,811)

28.    Other operating income (expenses), net

	Parent Company		Consolidated
	12.31.2016	12.31.2015	12.31.2016	12.31.2015

Provision for judicial claims (a)	(278)	34	(317)	36
Morzan fees	(8)	(22)	(8)	(22)
Tax installments and other tax risks	(40)	(51)	(40)	(58)
Integration/restructuring expenses (b)	(81)	(105)	(99)	(116)
Loss(gain) on disposal of fixed assets	(85)	(36)	(99)	(44)
Others	(4)	(1)	(4)	(2)
	(496)	(181)	(567)	(206)

a)      In 2016, the Company accrued R$317 related to income tax litigations, ICMS, PIS/COFINS and fine application for legal auxiliary obligations reclassified from possible to probable.

b)     The Company implemented a series of additional policies was implemented for adept the company expense structure, comprising all operation and administrative areas, with the target to mitigate the fixed cost inflation effects and the lower expense dilution.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

29.  Financial income (expenses), net

	Parent Company		Consolidated
	12.31.2016	12.31.2015	12.31.2016	12.31.2015
Finance expenses:
Cost of debt	(638)	(631)	(705)	(698)
Cost of sales of receivables	(124)	(79)	(163)	(120)
Monetary loss	(146)	(200)	(174)	(213)
Other finance expenses	(78)	(65)	(92)	(91)
Total financial expenses	(986)	(975)	(1,134)	(1,122)

Financial income:
Income from cash and cash equivalents	61	86	84	171
Monetary gain	123	144	137	182
Other financial income	2	2	10	1
Total financial income	186	232	231	354

Total	(800)	(743)	(903)	(768)

The hedge effects in the years ended December 31, 2016 and 2015 are disclosed in Note 18.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

30.    Earnings per share

The table below presents the determination of net income available to holders of common and preferred shares and the weighted average number of common and preferred shares outstanding used to calculate basic and diluted earnings per share in each reporting exercise:

Stock options issued by the subsidiary CNova N.V. were not considered in the diluted earnings per share because their effects are antidilutive because of its loss for the year.

	12.31.2016			12.31.2015
	Preferred	Common	Total	Preferred	Common	Total

Basic numerator
Net income (loss) allocated to common and preferred shareholders - continued activies	(44)	(27)	(71)	397	218	615
Net income (loss) allocated to common and preferred shareholders - descontinued activies	(257)	(154)	(411)	(226)	(124)	(350)
Net income (loss) allocated to common and preferred shareholders	(301)	(181)	(482)	171	94	265

Basic denominator (millions of shares)
Weighted average of shares	166	100	266	166	100	266

Basic earnings per millions of shares (R$) - continued activies	(0,26891)	(0,26891)		2,39760	2,17964
Basic earnings per millions of shares (R$) - descontinued activies	(1,54778)	(1,54778)		(1,36515)	(1,24104)
Basic earnings per millions of shares (R$) - total	(1,81669)	(1,81669)		1,03245	0,93859

Diluted numerator
Net income (loss) allocated to common and preferred shareholders - continued activies	(44)	(27)	(71)	397	218	615
Net income (loss) allocated to common and preferred shareholders - descontinued activies	(257)	(154)	(411)	(226)	(124)	(350)
Net income (loss) allocated to common and preferred shareholders	(301)	(181)	(482)	171	94	265

Diluted denominator
Weighted average of shares (in millions)	166	100	266	166	100	266
Stock call option	-	-	-	-	-	-
Diluted weighted average of shares (millions)	166	100	266	166	100	266

Diluted earnings per thousands of shares (R$) – continued activities	(0,26891)	(0,26891)		2,39222	2,17964
Diluted earnings per thousands of shares (R$) – discontinued activities	(1,54778)	(1,54778)		(1,36515)	(1,24104)
Diluted earnings per thousands of shares (R$) – total	(1,81669)	(1,81669)		1,03014	0,93859

        For the exercise ended at December 31, 2016, the stock option there are no dilution effect due to loss determined.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

31.    Benefit plan

In July 2007, the Company established a supplementary defined contribution private pension plan on behalf of its employees to be managed by the financial institution BrasilPrev Seguros e Previdência S.A. The Company pays monthly contributions on behalf of its employees, and the amount paid for the year ended December 31, 2016 is R$3 (R$4 as at December 31, 2015), and employees contribution is R$5 (R$4 as at December 31, 2015). The plan had 715 participants as at December 31, 2016 (859 as at December 31, 2015).

32.    Insurance coverage

The insurance coverage as at December 31, 2016 is summarized as follows:

		Amount insured
Insured assets	Covered risks	Parent Company	Consolidated
Property and equipment and inventories	Assigning profit	11,400	15,324
Profit	Loss of profits	8,035	10,152
Cars and Others (*)	Demages	364	386

The Company maintains specific policies for general civil liability of R$100 and civil responsibility of R$134, amounting the total of R$234 on all covered risks.

(*)     The value reported above does not include coverage of the hooves, which are insured by the value of 100% of the Foundation Institute of Economic Research – FIPE table.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

33.    Segment information

Management considers the following segments:

•       Retail – includes the banners “Pão de Açúcar”, “Minuto Pão de Açúcar”, “Extra Hiper”, “Extra Supermercado”, “Minimercado Extra”, “Posto Extra”, “Drogaria Extra” and “GPA Malls & Properties”.

•       Cash & Carry – includes the brand “ASSAÍ”.

Management monitors the operating results of its business units separately making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating income and is measured consistently with operating income in the Financial statements, GPA financing (including finance expenses and finance income) and the income taxes are managed on a segment basis.

The Company is engaged in operations of retail stores located in 19 states and the Federal District of Brazil. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker who has been identified as the Chief Executive Officer.

The chief operating decision-maker allocates resources and assesses performance by reviewing results and other information related to four segments.

The Company deems irrelevant the disclosure of information on sales per product category, given that similar products are sold based on each business’ strategies and each segment has its own management controls. Thus, any aggregation product for disclosure is practically impossible.

The Company measures the results of segments using the accounting practices adopted in Brazil and IFRS, among other measures, each segment’s operating profit, which includes certain corporate overhead allocations, At times, the Company reviews the measurement of each segment’s operating profit, including any corporate overhead allocations, as dictated by the information regularly reviewed by the chief operating decision-maker, When revisions are made, the operating results of each segment affected by the revisions are restated for all years presented to maintain comparability.

Home appliances and e-commerce segments were reclassified to discontinued operations for the years 2016 and 2015 (as per note 35). Foreign e-commerce operations became associates as per note 35.

Information on the Company’s segments as at December 31 is included in the table below:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

33.    Segment information – Continued

Description	Retail (a)		Cash & Carry		Assets held for sale and discontinued activities (*)		Subtotal		Eliminations/ Others(**)		Total
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Net sales	26,967	26,745	14,487	10,453	-	-	41,454	37,198	-	-	41,454	37,198
Gross profit	7,351	7,538	2,170	1,537	-	-	9,521	9,075	-	-	9,521	9,075
Depreciation and amortization	(576)	(552)	(131)	(98)	-	-	(707)	(650)	-	-	(707)	(650)
Share of profit of subsidiaries and associates	77	81	-	-	-	-	77	81	(17)	-	60	81
Operating income	396	1,275	477	337	-	-	873	1,612	(17)	-	856	1,612
Net financial expenses	(808)	(691)	(95)	(77)	-	-	(903)	(768)	-	-	(903)	(768)
Profit(loss) before income tax and social contribution	(413)	584	383	260	-	-	(30)	844	(17)	-	(47)	844
Income tax and social contribution	76	(140)	(100)	(89)	-	-	(24)	(229)	-	-	(24)	(229)
Profit (loss) for continued activities	(337)	444	283	171	-	-	(54)	615	(17)	-	(71)	615
Profit (loss) for discontinued activities	(78)	(74)	-	-	(927)	(817)	(1,005)	(891)	-	-	(1,005)	(891)
Profit (loss) of year end	(415)	370	283	171	(927)	(817)	(1,059)	(276)	(17)	-	(1,076)	(276)

Current assets	8,938	7,394	2,417	2,187	20,538	15,379	31,893	24,960	(242)	-	31,651	24,960
Noncurrent assets	10,955	13,935	2,620	1,868	-	6,850	13,575	22,653	(9)	(372)	13,566	22,281
Current liabilities	9,171	6,910	3,020	2,409	15,642	16,326	27,833	25,645	(251)	(372)	27,582	25,273
Noncurrent liabilities	4,747	5,766	291	372	-	2,478	5,038	8,616	-	-	5,038	8,616
Shareholders' equity	5,975	8,653	1,726	1,274	4,896	3,425	12,597	13,352	-	-	12,597	13,352

 (*) See note 35.

 (**) The eliminations consist of intercompany balances. In the management’s view, the net earnings eliminations are made inside of own segment, besides, the equity pickup of the Company in Cnova.N.V.

   a) Retail includes GPA Malls & Properties.

   b) The variation of equity of the retail reffering realocation of the Via Varejo’s buying price to discontinued activities.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

33.  Segment information – Continued

Company general information

The Company and its subsidiaries operate primarily as a retailer of food, clothing, home appliances and other products. Total revenues are composed of the following brands:

	12.31.2016	12.31.2015
Extra	16,776	17,032
Assaí	14,487	10,454
Pão de Açúcar	6,711	6,491
Proximidade	1,131	946
Other business	2,349	2,275
Total net sales	41,454	37,198

34.    Non cash equivalents transactions

During the 2016 and 2015 exercises the Company had transactions that was not presented at statement of cash flow, following:

•  Merger of subsidiaries and company reorganizations as per note 1.2 and 1.3;

•  Interest on subsidiaries booked at cost as per note 13.1 items (ii) and (iii);

•  Purchase of fixed assets not paid yet as note 14.3

•  Purchase of intangible assets not paid yet as per note 15.3

•  Deferred income tax  as per note 20

•  Additions/reversals to provisions for riks as per note 22;

•  Transactions with non-controlling interest as per note 25.7;

•  Capital increase at Sendas with property and equipament as per note 13.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

35.  Non current assets held for sale and discontinued activities

35.1     Interest change on Cnova N.V Investment

Preceding the sale process of Via Varejo, at July 24, 2016 was finished the reorganization of Holdings in order to separate the Holdings of Via Varejo and CBD on Cnova N.V., without wharever participation effect, or in financial statements.

The next step of the restructuring process, and with the goal to concentrate the business Non Food in a specific entity, was made and approved at all instances, company reorganization with participation of final controller Casino, GPA, Via Varejo, Cnova N.V. and Cnova Brasil.

As a result of transaction on October 31, 2016, the Cnova’s Brasil equity became held exclusively by Via Varejo, which left to hold participation on Cnova N.V. According to current loans contracts terms and conditions between Cnova Brasil and Cnova N.V. (approximately evaluated in US$160 millions at the end of September 2016), the process resulted in antecipated prepayment obligation of such loans, which were paid in behalf of Cnova N.V. by Via Varejo.

Consequently, GPA leave to hold the majority votes share at Cnova N.V., losing the control on this subsidiary and, leaving to consolidate the subsidiaries which represent the e-commerce abroad segment.

According to CPC 31 – Noncurrent assets held for sale and discontinued operation (IFRS 5), on October 31, 2016, the Company disclosed the net income of subsidiaries which represents e-commerce segment abroad (mainly Cdiscount France) after taxes in a single line in the income statement (the same way for December 31, 2015), and the assets and liabilities balances as assets held for sale and discontinued operation. After October 31, 2016, the balances of assets and liabilities were write-off on equity and the e-commerce activities located abroad have been recorded by equity method, due the significant influence held by the Company.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

35.  Non current assets held for sale and discontinued activities - continued

35.1     Interest change on Cnova N.V Investment – continued

See below the condensed income statement, condensed balance sheet and condensed cash flow statement of Cdiscount before the eliminations:

Balance sheet:

10.31.2016
Assets
Current
Cash and cash equivalents	621
Trade accounts receivable, net	365
Inventories	900
Other receivables	129
Total current assets	2,015

Noncurrent
Deferred income and social contribution taxes	38
Related parties	520
Other credits	14
Property and equipment,net	46
Intangible assets	423
Total noncurrent assets	1,041
Total assets	3,056

Liabilities
Current
Trade accounts payable	1,319
Related parties	1,300
Other accounts payable	363
Total current liabilities	2,982
Noncurrent
Provision for contingencies	52
Other accounts payable	17
Total noncurrent liabilities	69
Equity	5
Total liabilities	3,056

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

35.    Non current assets held for sale and discontinued activities – continued

35.1     Interest change on Cnova N.V Investment – continued

	10.31.2016	12.31.2015

Net sales from goods and services	5,509	6,598
Cost of goods sold and services sold	(4,973)	(6,025)
Gross profit	536	573
Operating income (expenses)
General and administrative	(527)	(662)
Depreciation and amortization	(63)	(74)
Other operating income (expenses), net	(69)	(168)
	(659)	(904)
Loss before Net finance income	(123)	(331)

Net financial expenses	(9)	27

Loss before income and social contribution taxes and employees’ profit sharing	(132)	(304)

Income and social contribution taxes	(24)	(61)

Net income (loss) from discontinued operations	(156)	(365)
Attributed to:
Controlling shareholders	(48)	(113)
Noncontrolling shareholders	(108)	(252)

In addition to statements of income of October 31, 2016, the net income of discontinued activities consider R$(9) reffering to the November and December net income, involving a total of R$(165).

Statement of cash flows	10.31.2016	12.31.2015

Cash flow used in operating activities	(998)	(730)
Cash flow provided by (used in) investing activities	54	(112)
Cash flow from financing activities	950	404
Exchange rate in cash and cash equivalents	(24)	92
Net increase (decrease) in cash and cash equivalents	(18)	(346)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

35.    Non current assets held for sale and discontinued activities – Continuação

35.2     Transaction ongoing for disposal of subsidiary Via Varejo

The Board of Directors held on November 23, 2016 authorized the management to launch a process of sale of the Company’s interest in Via Varejo’s capital stock, in line with its longterm strategy of focusing on the development of the food activity.

As per CPC 31 – Non-current assets hel for sale and discontinued actitivities (IFRS 5), Company consider higly probable the sale of Subsidiary Via Varejo due to efforts made, as a consequence, Via Varejo( and it subsididary Cnova Brasil) net income , after tax, is disclosed in income statement as a single line, and assets and liabilities balances as held for sale and discontinued activities. Statement of profit or loss and statement of value added on December 31, 2015 also show the discontinued activities in single line, but for cash flows there were no effects as per IFRS5 being discloused at this note the effect of discontinued activities      . Non-current assets and liabilities hel for sale on December 31, 2016 were R$20,303 and R$15,632, respectively. The net effects on discontinued activities were loss of R$1,005 in 2016 (loss of R$891 at December 31, 2015).

Via Varejo shares are listed on BM&FBovespa under ticker symbol “VVAR11” and “VVAR3”.

See below the condensed income statement, condensed balance sheet and condensed cash flow statement of Via Varejo before the eliminations, including purchase price allocation of Globex and Casa Bahia of acquisition as well.

Balance sheet (*):

12.31.2016
Assets
Current
Cash and cash equivalents	4,030
Trade accounts receivable, net	2,782
Inventories	3,054
Other receivables	704
Total current assets	10,570

Noncurrent
Trade accounts receivable, net	204
Other accounts receivable,net	2,932
Deferred income and social contribution taxes	289
Related parties	681
Investment Properties	144
Property and equipment,net	1,550
Intangible assets	4,170
Total noncurrent assets	9,970
Total assets	20,540

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

35.    Non current assets held for sale and discontinued activities – continued

35.2       Transaction ongoing for disposal of subsidiary Via Varejo – continued

Balance sheet (*):

Liabilities	12.31.2016
Current
Trade accounts payable	5,618
Suppliers - structured program	489
Loans and financing	3,532
Related parties	189
Other accounts payable	2,231
Total current liabilities	12,059

Noncurrent
Loans and financing	407
Deferred income and social contribution taxes	849
Other accounts payable	2,329
Total noncurrent liabilities	3,585
Equity	4,896
Total liabilities and shareholders’ equity	20,540

(*)Before related parties eliminations with GPA in the amount R$ 237 of assets and R$ 11 of liabilitites.

Parent Company’s effects	Note	2016
Reclassification of investment for held to sale	13.1	1,722
Reclassification of goodwill for held to sale	15	179
Assets held for sale and discontinued activities		1,901

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

35.    Non current assets held for sale and discontinued activities – continued

35.2     Transaction ongoing for disposal of subsidiary Via Varejo – continued

Combined statement of income (*)	12.31.2016	12.31.2015

Net sales from goods and services	23,215	25,447
Cost of goods sold and services sold	(16,201)	(18,780)
Gross profit	7,014	6,667
Operating income (expenses)
General and administrative	(6,084)	(5,680)
Depreciation and amortization	(207)	(237)
Equity pickup	30	31
Other operating income (expenses), net	(389)	(231)
	(6,650)	(6,117)
Loss before Net finance income, Taxes and employees’ profit sharing	364	550

Net financial expenses	(1,075)	(899)
	(711)	(349)

Income and social contribution taxes	(34)	(87)

Net income (loss) for the year	(745)	(436)
Attributed to:
Controlling shareholders	(268)	(148)
Noncontrolling shareholders	(477)	(288)

(*)Via Varejo began to conslide Cnova Brasil at October 31, 2016, this way, the net income (loss) above is combined, considering the results of Via Varejo and Cnova Brasil combined from January 1st, 2015. Before amount eliminations of related parties with GPA.

Description	12.31.2016	12.31.2015
Sales net income	(22)	(24)
Cost of goods sold	(7)	(6)
Selling costs	1	2
Financial result	5	6
Income and social taxes	6	6
Total	(17)	(16)

Addictionaly was made a reclassification of incurred costs on Parent Company basically related to indemnity costs of contingences form prior periods to acquisition, paid to Via Varejo. According to IFRS 5, theses costs were reclassified to discontinued activities on the amount of R$77 in 2016 (R$74 in 2015).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

35.    Non current assets held for sale and discontinued activities – continued

35.2     Transaction ongoing for disposal of subsidiary Via Varejo – continued

Cash flow	12.31.2016	12.31.2015
Cash flow provided by operating activities	(2,636)	2,445
Profit (loss) for the year	(745)	(436)
Depreciation and amortization	260	307
Interest and exchange rate	461	368
Share of profit of associates	(30)	(31)
Provision for risks	505	188
Allowance for doubtful accounts	627	571
Provision for obsolescence, losses and breakage	(104)	110
Deferred revenue	(211)	(99)
Other operating expenses and revenues	6	80
Changes in assets and liabilities
Accounts receivable, inventories, related parties	(1,659)	177
Other assets	(497)	(362)
Accounts payable, chages, tax and other liabilities	(1,354)	1,169
Risks	(309)	(276)
Deferred revenue	414	679
Net cash provided by (used in) investing activities	(237)	(420)
Acquisition of property and equipment and intangible increase	(190)	(420)
Net cash of companies acquisition and company reorganization	(47)	-
Net cash provided by (used in) financing activities	226	(658)
Capitation, refinancing and payments	227	(435)
Payment of dividends	(1)	(223)
Cash variation of the period	(2,647)	1,367

35.3     Fair value of Via Varejo

In accordance to CPC 31 (IFRS 5) the investment of Via Varejo must be recognized considering the less amount between the carrying amount of net assets and market value less sale cost.

The Company esteem the market value less sale cost based of Via Varejo in greater values than currency amount of net assets, based on weighting of different valuation method including: i) multiple of P/E (price/earnings), considering local companies traded in stock exchange, with operations at the same segment of Via Varejo, ii) discounted cash flow prepared by external assessors, using assumptions of 15.7% of discount rate and perpetuity growth of 5.5%, iii) Average of prizes paid on the price of share before the announcement in transaction of companies listed on the stock market acquisition; and iv) target preice of financial analysts per share.

For all methods describe above the carrying amount is an reasonable range os valorization, this way this valorization is not highly sensitive assumptions changes in methods.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

35.    Non current assets held for sale and discontinued activities – continued

35.4       Effects in 2015

Below the consolidated statement of profit or loss of the Company on December 31, 2015, before and after considering subsidiaries which represent e-commerce and home appliance segments, as discontinued activity.

Statement of income	12.31.2015	Discontinued activities Cdiscount (*)	Discontinued activities Via Varejo and Cnova (*)	Discontinued activities Multivarejo (**)	12.31.2015

Net sales from goods and services	69,220	6,598	25,423	-	37,199
Cost of goods sold and services sold	(52,934)	(6,025)	(18,786)	-	(28,123)
Gross profit	16,286	573	6,637	-	9,076
Operating income (expenses)
Selling costs	(11,313)	(481)	(4,910)	-	(5,922)
General and administrative	(1,717)	(181)	(769)	-	(767)
Depreciation and amortization	(961)	(74)	(237)	-	(650)
Equity pickup	112	-	31	-	81
Other operating income (expenses), net	(684)	(168)	(231)	(79)	(206)
	(14,563)	(904)	(6,116)	(79)	(7,464)
Profit before Net finance income, Taxes and employees’ profit sharing	1,723	(331)	521	(79)	1,612

Net financial expenses	(1,653)	27	(893)	(20)	(767)
Profit before income and social contribution taxes and employees’ profit sharing	70	(304)	(372)	(99)	845

Income and social contribution taxes	(346)	(61)	(81)	25	(229)

Net income (loss) for the year	(276)	(365)	(453)	(74)	616

Attributed to:
Controlling shareholders	265	(113)	(164)	(74)	616
Noncontrolling shareholders	(541)	(252)	(289)	-	-

(*)After related parties elimination.

(**)Expenses related directelly to discontinued activities.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

35.    Non current assets held for sale and discontinued activities – continued

35.5       Segments

Following the segment breakdown of assets held for sale and discontinued activities:

Description	Home appliances	E-commerce abroad	Total

Net sales	23,215	5,509	28,724
Gross profit	7,014	536	7,750
Depreciation and amortization	(207)	(63)	(270)
Share of profit of subsidiaries and associates	30	-	30
Operating income	364	(132)	232
Net financial expenses	(1,075)	(9)	(1,084)
Profit (loss) before income tax and social contribution	(711)	(141)	(852)
Income tax and social contribution	(34)	(24)	(58)
Net income for the period – discontinued activities	-	-	-
Net income for the period	(745)	(165)	(910)

Current assets	10,570	-	10,570
Noncurrent assets	9,968	-	9,968
Current liabilities	12,057	-	12,057
Noncurrent liabilities	3,585	-	3,585
Shareholders' equity	4,896	-	4,896

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2016 and 2015

(In millions of Brazilian reais, unless otherwise stated)

36.    Events efter reporting period

36.1   Promissory note emission

At January 10, 2017 was approved by the board of directors the fulfillment of 3rd public emission of 320 promissory notes with unit amount R$2,5 with emission amount R$800.

36.2   Emission of Certificate of Agribusiness Receivables

       At February 23, 2017 the Company’s board of directors aproved the emission offer of Certificate of Agribusiness Receivables  (CRA) for Àpice Securitizadora, it will be represented by simple debentures, no convert in shares, unsecured, of a single serie, with face value of R$1,000.00 (a thousand reais) of 14th Company’s emission. The offer will be coordinated by bank Bradesco BBI S.A., bank Safra S.A. and bank BNP Paribas Brasil S.A., will be the initial value of R$800, and may the amount be increased, total or, partially, up to 20% of CRA initially offered and, additionally, up to 15% in accordance to the demand observed for the coordinating banks at the Bookbuilding procedure, and remuneration of 96.5% of DI rate.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 24, 2017	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.